              AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION

                              ON NOVEMBER 26, 2003


                                                      REGISTRATION NOS. 811-3084
                                                                         2-68723
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM N-1A

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933         / /
                           PRE-EFFECTIVE AMENDMENT NO.                       / /

                         POST-EFFECTIVE AMENDMENT NO. 36                     /X/

                                     AND/OR
                        REGISTRATION STATEMENT UNDER THE
                         INVESTMENT COMPANY ACT OF 1940                      / /

                                AMENDMENT NO. 37                             /X/

                        (Check appropriate box or boxes)

                                   ----------


                        JENNISON SMALL COMPANY FUND, INC.
                 (formerly Prudential Small Company Fund, Inc.)

               (Exact name of registrant as specified in charter)

                              GATEWAY CENTER THREE
                               100 MULBERRY STREET
                          NEWARK, NEW JERSEY 07102-4077
               (Address of Principal Executive Offices) (Zip Code)

       REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (973) 367-7525

                         MARGUERITE E.H. MORRISON, ESQ.
                              GATEWAY CENTER THREE
                               100 MULBERRY STREET
                          NEWARK, NEW JERSEY 07102-4077
               (Name and Address of Agent for Service of Process)

                  APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:

                   As soon as practicable after the effective
                       date of the Registration Statement.

              It is proposed that this filing will become effective
                            (check appropriate box):
              / / immediately upon filing pursuant to paragraph (b)

              /X/ on November 26, 2003 pursuant to paragraph (b)

              / / 60 days after filing pursuant to paragraph (a)(1)
              / / on (date) pursuant to paragraph (a)(1)
              / / 75 days after filing pursuant to paragraph (a)(2)
              / / on (date) pursuant to paragraph (a)(2) of Rule 485.

              If appropriate, check the following box:
              / / this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Title of Securities Being Registered              Shares of Common Stock, par
                                                   value $.01 per share

================================================================================

JENNISON SMALL COMPANY FUND, INC.



FORMERLY KNOWN AS PRUDENTIAL SMALL COMPANY FUND, INC.

NOVEMBER 26, 2003


PROSPECTUS

[GRAPHIC]

FUND TYPE
SMALL CAPITALIZATION STOCK

OBJECTIVE
CAPITAL GROWTH


AS WITH ALL MUTUAL FUNDS, THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THE FUND'S SHARES, NOR HAS THE SEC DETERMINED THAT THIS PROSPECTUS IS COMPLETE OR ACCURATE. IT IS A CRIMINAL OFFENSE TO STATE OTHERWISE.

JENNISONDRYDEN IS A SERVICE MARK OF THE PRUDENTIAL INSURANCE COMPANY OF AMERICA, NEWARK, NJ, AND ITS AFFILIATES.


JENNISONDRYDEN MUTUALFUNDS

TABLE OF CONTENTS


 1   RISK/RETURN SUMMARY
 1   Investment Objective and Principal Strategies
 2   Principal Risks
 3   Evaluating Performance
 5   Fees and Expenses

 7   HOW THE FUND INVESTS
 7   Investment Objective and Policies
 8   Other Investments and Strategies
11   Investment Risks

16   HOW THE FUND IS MANAGED
16   Board of Directors
16   Manager
17   Investment Adviser
17   Portfolio Manager
17   Distributor

18   FUND DISTRIBUTIONS AND TAX ISSUES
18   Distributions
19   Tax Issues
20   If You Sell or Exchange Your Shares

21   HOW TO BUY, SELL AND EXCHANGE SHARES OF THE FUND
21   How to Buy Shares
30   How to Sell Your Shares
34   How to Exchange Your Shares
35   Telephone Redemptions or Exchanges
36   Expedited Redemption Privilege

37   FINANCIAL HIGHLIGHTS
37   Class A Shares
38   Class B Shares
39   Class C Shares
40   Class Z Shares

     FOR MORE INFORMATION (Back Cover)

RISK/RETURN SUMMARY


This section highlights key information about JENNISON SMALL COMPANY FUND, INC., which we refer to as "the Fund." Shareholders of the Fund approved changing the Fund's name to Jennison Small Company Fund, Inc. from Prudential Small Company Fund, Inc. on September 12, 2003. Additional information follows this summary.


INVESTMENT OBJECTIVE AND PRINCIPAL STRATEGIES
Our investment objective is CAPITAL GROWTH. This means we seek investments whose price will increase over time. We normally invest at least 80% of our investable assets in common stocks of small, less well-known U.S. companies that the investment adviser believes are relatively undervalued. The term "investable assets" in this prospectus refers to the Fund's net assets plus any borrowings for investment purposes. The Fund's investable assets will be less than its total assets to the extent that it has borrowed money for non-investment purposes, such as to meet anticipated redemptions.


We currently consider small companies to be those with a market capitalization less than the largest market capitalization found in the Standard & Poor's SmallCap 600 Index ($3.34 billion as of October 31, 2003) at the time of investment. The portfolio is diversified and typically includes stocks representing all of the sectors in the Standard & Poor's SmallCap 600 Index. In addition to common stocks, the Fund may under normal circumstances invest up to 20% of its investable assets in equity-related securities, including nonconvertible preferred stocks and convertible securities.


While we make every effort to achieve our objective, we can't guarantee success.

The Fund will provide 60 days' prior written notice to shareholders of a change in its non-fundamental policy of investing at least 80% of its investable assets in common stocks of small U.S. companies.

[SIDENOTE]

WE'RE BLEND INVESTORS


IN DECIDING WHICH STOCKS TO BUY, WE USE A BLEND OF BOTH VALUE AND GROWTH STYLES. WE LOOK FOR STOCKS OF SMALLER, LESS WELL-KNOWN COMPANIES THAT WE BELIEVE HAVE ABOVE-AVERAGE GROWTH PROSPECTS BUT CAN BE PURCHASED AT LOWER PRICES RELATIVE TO THE COMPANY'S EARNINGS, ASSETS, CASH FLOW AND PRICE/BOOK VALUE OR WHOSE GROWTH PROSPECTS ARE UNDERAPPRECIATED BY THE MARKET. THIS APPROACH IS OFTEN REFERRED TO AS GARP, OR "GROWTH AT A REASONABLE PRICE."

PRINCIPAL RISKS
Although we try to invest wisely, all investments involve risk. Since we invest primarily in common stocks, there is the risk that the price of particular equities we own could go down, or the value of the equity markets or a sector of them could go down. Stock markets are volatile. The Fund's holdings can vary significantly from broad market indexes and the performance of the Fund can deviate from the performance of these indexes. Different parts of a market can react differently to adverse issuer, market, regulatory, political and economic developments.

Generally, the stock prices of small companies are more volatile than the prices of large company stocks. Small company stocks present above-average risks. This means that when stock prices decline overall, the Fund may decline more than a broad-based securities market index. Small companies usually offer a smaller range of products and services than larger companies. They also may have limited financial resources and may lack management depth.

Since our objective is capital growth, the companies that we invest in generally may reinvest their earnings rather than distribute them to shareholders. As a result, the Fund is not likely to receive significant dividend income on its portfolio securities.

Like any mutual fund, an investment in the Fund could lose value, and you could lose money. For more detailed information about the risks associated with the Fund, see "How the Fund Invests -- Investment Risks."

An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

EVALUATING PERFORMANCE

A number of factors -- including risk -- can affect how the Fund performs. The following bar chart shows the Fund's performance for the last 10 full calendar years of operation. The bar chart and table demonstrate the risk of investing in the Fund by showing how returns can change from year to year and by showing how the Fund's average annual total returns compare with those of two stock indexes and a group of similar mutual funds. Past performance, before and after taxes, does not mean that the Fund will achieve similar results in the future.


[CHART]

ANNUAL RETURNS* (CLASS B SHARES)

1993       18.75%
1994       -3.86%
1995       23.31%
1996       22.97%
1997       32.64%
1998      -11.56%
1999       -7.08%
2000        8.87%
2001       15.55%
2002      -25.72%


BEST QUARTER:     24.69% (4th quarter of 2001)
WORST QUARTER:   -23.27% (3rd quarter of 1998)



* These annual returns do not include sales charges. If the sales charges were included, the annual returns would be lower than those shown. The total return of the Class B shares from 1-1-03 to 9-30-03 was 30.17%.

AVERAGE ANNUAL RETURNS(1) (as of 12-31-02)



RETURN BEFORE TAXES              1 YR        5 YRS      10 YRS         SINCE INCEPTION
Class A shares                  -28.91%      -5.40%      6.09%       8.32% (since 1-22-90)
-------------------------------------------------------------------------------------------
Class C shares                  -27.20%      -5.34%       N/A        5.29% (since 8-1-94)
-------------------------------------------------------------------------------------------
Class Z shares                  -24.97%      -4.18%       N/A        4.01% (since 3-1-96)
-------------------------------------------------------------------------------------------
CLASS B SHARES

Return Before Taxes             -29.44%      -5.32%      5.84%       9.02% (since 11-13-80)
-------------------------------------------------------------------------------------------
Return After Taxes on
  Distributions(2)              -29.44%      -5.80%      4.13%       7.02% (since 11-13-80)
-------------------------------------------------------------------------------------------
Return After Taxes on
  Distributions and Sale of
  Fund Shares(2)                -18.07%      -4.16%      4.71%       7.12% (since 11-13-80)
-------------------------------------------------------------------------------------------
INDEX (REFLECTS NO DEDUCTION
  FOR FEES, EXPENSES OR TAXES)

Russell 2000(3)                 -20.48%      -1.36%      7.15%       N/A(3)
-------------------------------------------------------------------------------------------
S&P SmallCap(4)                 -14.63%       2.44%      9.71%       N/A(4)
-------------------------------------------------------------------------------------------
Lipper Average(5)                -18.23%      1.83%      7.90%       N/A(5)
-------------------------------------------------------------------------------------------


(1) The Fund's returns are after deduction of sales charges and expenses. Without the distribution and service (12b-1) fee waiver for Class A shares, the returns would have been lower.

(2) After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. After-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts. After-tax returns are shown only for Class B shares. After-tax returns for other classes will vary due to differing sales charges and expenses. Past performance, before and after taxes, does not mean that the Fund will achieve similar results in the future.


(3) The Russell 2000 Index (Russell 2000) is an unmanaged capital-weighted index of the smallest 2,000 stocks among the largest 3,000 equity-capitalized U.S. corporations and represents approximately 8% of their aggregate market value. These returns do not include the effect of any sales charges or operating expenses of a mutual fund or taxes. These returns would be lower if they included the effect of sales charges and operating expenses and taxes. Russell 2000 returns since the inception of each class are 9.00% for Class A, 9.88% for Class B, 6.99% for Class C and 3.83% for Class Z shares. The securities in the Russell 2000 may be very different from those in the Fund. Source: Lipper Inc.

(4) The Standard & Poor's SmallCap 600 Index (S&P SmallCap) -- an unmanaged capital-weighted index of 600 smaller company U.S. common stocks that cover all industry sectors -- gives a broad look at how U.S. small-cap stock prices have performed. These returns do not include the effect of any sales charges or operating expenses of a mutual fund or taxes. These returns would be lower if they included the effect of any sales charges and operating expenses and taxes. The securities in the S&P SmallCap may be very different from those in the Fund. S&P SmallCap returns since the inception of each class (other than Class B, because the S&P SmallCap was not compiled in 1980) are 10.93% for Class A, 10.49% for Class C and 7.70% for Class Z shares. Source: Lipper Inc.

(5) The Lipper Average is based on the average return of all mutual funds in the Lipper Small-Cap Core Funds category and does not include the effect of any sales charges or taxes. Again, these returns would be lower if they included the effect of sales charges and taxes. Lipper returns since the inception of each class are 10.16% for Class A, 8.51% for Class B, 8.52% for Class C and 6.73% for Class Z shares. Source: Lipper Inc.

FEES AND EXPENSES
These tables show the sales charges, fees and expenses that you may pay if you buy and hold shares of each share class of the Fund -- Class A, B, C and Z. Each share class has different (or no) sales charges -- known as loads -- and expenses, but represents an investment in the same fund. Class Z shares are available only to a limited group of investors. For more information about which share class may be right for you, see "How to Buy, Sell and Exchange Shares of the Fund."

SHAREHOLDER FEES(1) (PAID DIRECTLY FROM YOUR INVESTMENT)


                                                CLASS A      CLASS B      CLASS C      CLASS Z
Maximum sales charge (load) imposed on
  purchases (as a percentage of offering price)       5%        None            1%(2)     None
----------------------------------------------------------------------------------------------
Maximum deferred sales charge (load) (as a
  percentage of the lower of original purchase
  price or sale proceeds)                             1%(3)        5%(4)        1%(5)     None
----------------------------------------------------------------------------------------------
Maximum sales charge (load) imposed on
  reinvested dividends and other distributions     None         None         None         None
----------------------------------------------------------------------------------------------
Redemption fees                                    None         None         None         None
----------------------------------------------------------------------------------------------
Exchange fee                                       None         None         None         None
----------------------------------------------------------------------------------------------


ANNUAL FUND OPERATING EXPENSES (DEDUCTED FROM FUND ASSETS)


                                                CLASS A      CLASS B      CLASS C      CLASS Z
Management fees                                     .70%         .70%         .70%         .70%
----------------------------------------------------------------------------------------------
+ Distribution and service (12b-1) fees             .30%(6)     1.00%        1.00%        None
----------------------------------------------------------------------------------------------
+ Other expenses                                    .37%         .37%         .37%         .37%
----------------------------------------------------------------------------------------------
= TOTAL ANNUAL FUND OPERATING EXPENSES             1.37%        2.07%        2.07%        1.07%
----------------------------------------------------------------------------------------------
- Fee waiver                                        .05%(6)     None         None         None
----------------------------------------------------------------------------------------------
= NET ANNUAL FUND OPERATING EXPENSES               1.32%        2.07%        2.07%        1.07%
----------------------------------------------------------------------------------------------


(1) Your broker may charge you a separate or additional fee for purchases and sales of shares.


(2) Investors who purchase Class C shares through certain unaffiliated broker-dealers may purchase Class C shares without paying the 1% initial sales charge.

(3) Investors who purchase $1 million or more of Class A shares are not subject to an initial sales charge but are subject to a contingent deferred sales charge (CDSC) of 1% for shares redeemed within 12 months of purchase. This charge is waived for all such Class A shareholders other than those who purchased their shares through certain broker-dealers that are not affiliated with Prudential Financial, Inc. (Prudential).

(4) The CDSC for Class B shares decreases by 1% annually to 1% in the fifth and sixth years and 0% in the seventh year. Class B shares automatically convert to Class A shares approximately seven years after purchase.

(5) The CDSC for Class C shares is 1% for shares redeemed within 18 months of purchase.

(6) For the fiscal year ending September 30, 2004, the Distributor of the Fund has contractually agreed to reduce its distribution and service (12b-1) fees for Class A shares to .25 of 1% of the average daily net assets of the Class A shares.

EXAMPLE

This example is intended to help you compare the fees and expenses of the Fund's different share classes and the cost of investing in the Fund with the cost of investing in other mutual funds.


The example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same, except for the Distributor's reduction of distribution and service (12b-1) fees for Class A shares during the first year. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:


                                1 YR        3 YRS         5 YRS       10 YRS
Class A shares                $    628     $    907     $  1,208     $  2,060
-----------------------------------------------------------------------------
Class B shares                $    710     $    949     $  1,214     $  2,137
-----------------------------------------------------------------------------
Class C shares                $    408     $    742     $  1,202     $  2,476
-----------------------------------------------------------------------------
Class Z shares                $    109     $    340     $    590     $  1,306
-----------------------------------------------------------------------------


You would pay the following expenses on the same investment if you did not sell your shares:


                                1 YR        3 YRS         5 YRS       10 YRS
 Class A shares               $    628     $    907     $  1,208     $  2,060
-----------------------------------------------------------------------------
 Class B shares               $    210     $    649     $  1,114     $  2,137
-----------------------------------------------------------------------------
 Class C shares               $    308     $    742     $  1,202     $  2,476
-----------------------------------------------------------------------------
 Class Z shares               $    109     $    340     $    590     $  1,306
-----------------------------------------------------------------------------

HOW THE FUND INVESTS

INVESTMENT OBJECTIVE AND POLICIES
The Fund's investment objective is CAPITAL GROWTH. This means we seek investments whose price will increase over time. While we make every effort to achieve our objective, we can't guarantee success.


In pursuing our objective, we normally invest at least 80% of our investable assets in COMMON STOCKS of SMALL, LESS WELL-KNOWN U.S. COMPANIES that the investment adviser believes are relatively undervalued. We currently consider small companies to be those with market capitalizations of less than the largest market capitalization found in the Standard & Poor's SmallCap 600 Index. Market capitalization is measured at the time of initial purchase so that companies whose capitalization no longer meets this definition after purchase of its securities by the Fund continue to be considered small for purposes of achieving our investment objective. We may change the kind of companies we consider small to reflect industry norms.


In addition to common stocks, we may invest in other equity-related securities, including nonconvertible preferred stocks, structured notes, and convertible securities -- like bonds, corporate notes and preferred stocks -- that we can convert to the company's common stock or some other equity security.

For more information, see "Investment Risks" below and the Statement of Additional Information, "Description of the Fund, Its Investments and Risks." The Statement of Additional Information -- which we refer to as the SAI -- contains additional information about the Fund. To obtain a copy, see the back cover page of this prospectus.

The Fund's investment objective is a fundamental policy that cannot be changed without shareholder approval. The Board of Directors of the Fund can change investment policies that are not fundamental.

[SIDENOTE]

OUR BLEND STRATEGY


WE LOOK FOR SMALLER, LESS WELL-KNOWN COMPANIES THAT WE BELIEVE HAVE ABOVE AVERAGE GROWTH PROSPECTS AND WHOSE STOCKS APPEAR UNDERVALUED RELATIVE TO THOSE GROWTH PROSPECTS OR RELATIVE TO THE COMPANY'S EARNINGS. WE BUILD OUR PORTFOLIO ON A COMPANY BY COMPANY BASIS USING IN-DEPTH FUNDAMENTAL ANALYSIS, WHILE CONSIDERING INDUSTRY AND SECTOR WEIGHTINGS OF THE BENCHMARK. GENERALLY, WE CONSIDER SELLING A SECURITY FOR ANY OF THE FOLLOWING REASONS: (1) IF THE UNDERLYING TRENDS IN THE COMPANY'S INDUSTRY OR BUSINESS CHANGE; (2) IF THE COMPANY EXPERIENCES A DETERIORATION OF ITS FUNDAMENTALS AND EARNINGS PROSPECTS; OR (3) IF THE COMPANY'S VALUATION, IN OUR OPINION, IS TOO HIGH RELATIVE TO ITS RISKS.

OTHER INVESTMENTS AND STRATEGIES
In addition to the principal strategies, we also may use the following investment strategies to try to increase the Fund's returns or protect its assets if market conditions warrant.

OTHER EQUITY-RELATED SECURITIES

In addition to common stocks, under normal circumstances, we may invest up to 20% of our investable assets in nonconvertible preferred stocks and convertible securities. Other equity-related securities in which the Fund may invest include warrants and rights that can be exercised to obtain stock; investments in various types of business ventures, including partnerships and joint ventures; securities of real estate investment trusts (REITs); American Depositary Receipts (ADRs) and other similar securities. Although the Fund invests primarily in common stocks of small U.S. companies, we also can invest in equity-related securities of U.S. companies of any size.


REAL ESTATE INVESTMENT TRUSTS
We may invest in the securities of real estate investment trusts known as REITS. REITs are like corporations, except that they do not pay income taxes if they meet certain IRS requirements. However, while REITs themselves do not pay income taxes, the distributions they make to investors are taxable. REITs invest primarily in real estate or real estate mortgages and distribute almost all of their income -- most of which comes from rents, mortgages and gains on sales of property -- to shareholders.

MONEY MARKET INSTRUMENTS
The Fund may temporarily hold cash or invest in high-quality money market instruments pending investment of proceeds from new sales of Fund shares, during periods of portfolio restructuring, or to meet ordinary daily cash needs subject to the policy of normally investing at least 80% of the Fund's investable assets in common stocks. Money market instruments include commercial paper of corporations; certificates of deposit, bankers' acceptances and other obligations of domestic banks; short-term obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities; and cash.

REPURCHASE AGREEMENTS
The Fund also may use REPURCHASE AGREEMENTS, where a party agrees to sell a security to the Fund and then repurchase it at an agreed-upon price at a stated time. This creates a fixed return for the Fund and is, in effect, a loan by the Fund. The Fund uses repurchase agreements for cash management purposes only.

TEMPORARY DEFENSIVE INVESTMENTS
In response to adverse market, economic or political conditions, we may temporarily invest up to 100% of the Fund's assets in cash or high-quality MONEY MARKET INSTRUMENTS. Investing heavily in these securities limits our ability to achieve capital appreciation, but can help to preserve the Fund's assets when the equity markets are unstable.

FOREIGN SECURITIES
The Fund can invest in FOREIGN SECURITIES, including stocks and other equity-related securities, money market instruments and other fixed-income obligations of foreign issuers. These may include securities of issuers in emerging markets. We do not consider ADRs and other similar receipts or shares traded in U.S. markets to be foreign securities.

DERIVATIVE STRATEGIES

We may use various derivative strategies to try to improve the Fund's returns. We may use hedging strategies to try to protect the Fund's assets. We cannot guarantee that these strategies will work, that the instruments necessary to implement these strategies will be available or that the Fund will not lose money. Derivatives -- such as futures, options, foreign currency forward contracts and options on futures -- involve costs and can be volatile. With derivatives, the investment adviser tries to predict whether the underlying investment -- a security, market index, currency, interest rate or some other benchmark -- will go up or down at some future date. We may use derivatives to try to reduce risk or to increase return consistent with the Fund's overall investment objective. The investment adviser will consider other factors (such as cost) in deciding whether to employ any particular strategy or use any particular instrument. Any derivatives we use may not match or offset the Fund's underlying positions and this could result in losses to the Fund that would not otherwise have occured. Derivatives that involve leverage could magnify losses.

OPTIONS. The Fund may purchase and sell put and call options on equity securities, stock indexes and foreign currencies traded on U.S. or foreign securities exchanges or in the over-the-counter market. An OPTION gives the purchaser the right to buy or sell securities in exchange for a premium. The Fund will sell only covered options.


FUTURES CONTRACTS AND RELATED OPTIONS,

FOREIGN CURRENCY FORWARD CONTRACTS. The Fund may purchase and sell futures contracts and related options on stock indexes and foreign currencies. A FUTURES CONTRACT is an agreement to buy or sell a set quantity of an underlying asset at a future date, or to make or receive a cash payment based on the value of a securities index or some other asset at a future date. The terms of futures contracts are standardized. In the case of a financial futures contract based upon a broad index, there is no delivery of the securities comprising the index, margin is uniform, a clearing corporation or an exchange is the counterparty and the Fund makes daily margin payments based on price movements in the index. The Fund also may enter into foreign currency forward contracts to try to protect the value of its assets against future changes in the level of foreign currency exchange rates. A FOREIGN CURRENCY FORWARD CONTRACT is an obligation to buy or sell a given currency on a future date and at a set price. Delivery of the underlying currency is expected and the terms are individually negotiated. The counterparty is not a clearing corporation or an exchange and payment on the contract is made upon delivery, rather than daily.


SHORT SALES. The Fund may make short sales of a security. This means that the Fund may sell a security that it does not own, which it may do, for example, when the investment adviser thinks the value of the security will decline. The Fund generally borrows the security to deliver to the buyers in a short sale. The Fund must then replace the borrowed security by purchasing it at the market price at the time of replacement. Short sales involve costs and risk. The Fund must pay the lender any dividends or interest that accrues on the security it borrows, and the Fund will lose money if the price of the security increases between the time of the short sale and the date when the Fund replaces the borrowed security. The Fund also may make short sales "against the box." In a short sale against the box, at the time of sale, the Fund owns or has the right to acquire the identical security. When selling short against the box, the Fund gives up the opportunity for capital appreciation in the security.

For more information about these strategies, see the SAI, "Description of the Fund, Its Investments and Risks -- Risk Management and Return Enhancement Strategies."

ADDITIONAL STRATEGIES

The Fund also follows certain policies when it BORROWS MONEY (the Fund can borrow up to 331/3% of the value of its total assets and may pledge up to 331/3% of its total assets to secure these borrowings); LENDS ITS SECURITIES to others for cash management purposes (the Fund can lend up to 331/3% of the value of its total assets, including collateral received in the transaction); and HOLDS ILLIQUID SECURITIES (the Fund may hold up to 15% of its net assets in illiquid securities, including securities with legal or contractual restrictions, those without a readily available market and repurchase agreements with maturities longer than seven days). The Fund is subject to certain investment restrictions that are fundamental policies, which means they cannot be changed without shareholder approval. For more information about these restrictions, see the SAI.

INVESTMENT RISKS

As noted previously, all investments involve risk, and investing in the Fund is no exception. Since the Fund's holdings can vary significantly from broad-based securities market indexes, performance of the Fund can deviate from performance of the indexes. This chart outlines the key risks and potential rewards of the Fund's principal strategies and certain other non-principal strategies the Fund may use. The investment types are listed in the order in which they normally will be used by the portfolio manager. Unless otherwise noted, the Fund's ability to engage in a particular type of investment is expressed as a percentage of total assets. For more information, see "Description of the Fund, Its Investments and Risks" in the SAI.

INVESTMENT TYPE


% OF FUND'S TOTAL ASSETS            RISKS                               POTENTIAL REWARDS
COMMON STOCKS OF SMALL              - Individual stocks could lose      - Historically, stocks have
U.S. COMPANIES                        value                               outperformed other
                                                                          investments over the long
At least 80% of investable          - The equity markets could go         term
assets                                down, resulting in a decline
                                      in value of the Fund's            - Generally, economic growth
                                      investments                         means higher corporate
                                                                          profits, which leads to an
                                    - Stocks of small companies           increase in stock prices,
                                      are more volatile and may           known as capital
                                      decline more than those in          appreciation
                                      the S&P 500 Index
                                                                        - Highly successful small
                                    - Small companies are more            companies can outperform
                                      likely to reinvest earnings         larger ones
                                      and not pay dividends

                                    - Changes in interest rates
                                      may affect the securities of
                                      small companies more than
                                      the securities of larger
                                      companies

                                    - Changes in economic or
                                      political conditions, both
                                      domestic and international,
                                      may result in a decline in
                                      value of the Fund's
                                      investments

COMMON STOCKS OF LARGER             - Similar risks to small U.S.       - Not as likely to lose value as
U.S. COMPANIES                        companies                           stocks of small companies

Up to 20% of investable assets;     - Companies that normally pay       - May be a source of dividend
usually less than 10%                 dividends may not do so if          income
                                      they don't have profits or
                                      adequate cash flow

% OF FUND'S TOTAL ASSETS            RISKS                               POTENTIAL REWARDS
SECURITIES OF REAL ESTATE           - Performance depends on the        - Real estate holdings can
INVESTMENT TRUSTS (REITS)             strength of real estate             generate good returns from
                                      markets, REIT management and        rents, rising market values,
Percentage varies; usually            property management, which can      etc.
less than 5%                          be affected by many factors,
                                      including national and            - REITs provide diversification
                                      regional economic conditions        in an investment portfolio

                                    - REITs invested primarily in       - Greater diversification than
                                      real estate mortgages may be        direct ownership of real
                                      affected by the quality of any      estate
                                      credit extended and the timing
                                      of payment

MONEY MARKET INSTRUMENTS            - Limits potential for capital      - May preserve the Fund's assets
                                      appreciation and achieving the
Up to 20% of investable assets        Fund's investment objective
under normal circumstances; up
to 100% on a temporary basis        - Credit risk -- the risk that
                                      the default of an issuer would
                                      leave the Fund with unpaid
                                      interest or principal

                                    - Market risk -- the risk that
                                      the market value of an
                                      investment may move up or
                                      down, sometimes rapidly or
                                      unpredictably. Market risk may
                                      affect an industry, a sector,
                                      or the market as a whole

% OF FUND'S TOTAL ASSETS            RISKS                               POTENTIAL REWARDS
FOREIGN SECURITIES                  - Foreign markets, economies and    - Investors can participate in
                                      political systems,                  the growth of foreign markets
Up to 15%; usually less than 5%       particularly those in               through the Fund's investments
                                      developing countries, may not       in companies operating in
                                      be as stable as in the U.S.         those markets

                                    - Currency risk -- changing         - May profit from changing value
                                      values of foreign currencies        of foreign currencies
                                      can cause losses
                                                                        - Opportunities for
                                    - May be less liquid than U.S.        diversification
                                      stocks and bonds

                                    - Differences in foreign laws,
                                      accounting standards, public
                                      information, custody and
                                      settlement practices may
                                      result in less reliable
                                      information on foreign
                                      investments and more risk

                                    - Investments in emerging market
                                      securities are subject to
                                      greater volatility and price
                                      declines

% OF FUND'S TOTAL ASSETS            RISKS                               POTENTIAL REWARDS
DERIVATIVES                         - The value of derivatives (such    - The Fund could make money and
                                      as futures, options and             protect against losses if the
Percentage varies; usually less       foreign currency forward            investment analysis proves
than 5%                               contracts) that are used to         correct
                                      hedge a portfolio security is
                                      generally determined              - One way to manage the Fund's
                                      independently from that             risk/return balance is by
                                      security and could result in a      locking in the value of an
                                      loss to the Fund when the           investment ahead of time
                                      price movement of the
                                      derivative does not correlate     - Hedges that correlate well
                                      with a change in the value of       with an underlying position
                                      the portfolio security              can reduce or eliminate
                                                                          investment income or capital
                                    - Derivatives used for risk           gains at low cost
                                      management may not have the
                                      intended effects and may          - Derivatives that involve
                                      result in losses or missed          leverage could generate
                                      opportunities                       substantial gains at low cost

                                    - The other party to a
                                      derivatives contract could
                                      default

                                    - Derivatives can increase share
                                      price volatility and those
                                      that involve leverage could
                                      magnify losses

                                    - Certain types of derivatives
                                      involve costs to the Fund that
                                      can reduce returns

ILLIQUID SECURITIES                 - May be difficult to value         - May offer a more attractive
                                      precisely                           yield or potential for growth
Up to 15% of net assets;                                                  than more widely traded
usually less than 5%                - May be difficult to sell at         securities
                                      the time or price desired

SHORT SALES                         - May magnify underlying            - May magnify underlying
                                      investment losses                   investment gains
Up to 10%
                                    - Investment costs may exceed
                                      potential underlying
                                      investment gains

                                    - Short sales "against the box"
                                      give up the opportunity for
                                      capital appreciation in the
                                      security

HOW THE FUND IS MANAGED

BOARD OF DIRECTORS
The Fund's Board of Directors (the Board) oversees the actions of the Manager, Investment Adviser and Distributor and decides on general policies. The Board also oversees the Fund's officers, who conduct and supervise the daily business operations of the Fund.

MANAGER
PRUDENTIAL INVESTMENTS LLC (PI)
GATEWAY CENTER THREE, 100 MULBERRY STREET
NEWARK, NJ 07102-4077


Under a management agreement with the Fund, PI manages the Fund's investment operations and administers its business affairs. PI also is responsible for supervising the Fund's investment adviser. For the fiscal year ended September 30, 2003, the Fund paid PI management fees of .70% of the Fund's average daily net assets.

PI and its predecessors have served as manager or administrator to investment companies since 1987. As of September 30, 2003, PI served as the investment manager to all of the Prudential U.S. and offshore investment companies, and as manager or administrator to closed-end investment companies, with aggregate assets of approximately $108 billion.

Subject to the supervision of the Board, PI is responsible for conducting the initial review of prospective investment advisers for the Fund. In evaluating a prospective investment adviser, PI considers many factors, including the firm's experience, investment philosophy and historical performance. PI is also responsible for monitoring the performance of the Fund's investment adviser.


PI and the Fund operate under an exemptive order (the Order) from the Securities and Exchange Commission (the Commission) that generally permits PI to enter into or amend agreements with investment advisers without obtaining shareholder approval each time. This authority is subject to certain conditions, including the requirement that the Board must approve any new or amended agreements with an investment adviser. Shareholders of the Fund still have the right to terminate these agreements at any time by a vote of the majority of outstanding shares of the Fund. The Fund will notify shareholders of any new investment advisers or material amendments to advisory agreements pursuant to the Order.

INVESTMENT ADVISER

JENNISON ASSOCIATES LLC (Jennison) is the Fund's investment adviser. Its address is 466 Lexington Avenue, New York, NY 10017. PI has responsibility for all investment advisory services, supervises Jennison and pays Jennison for its services. As of September 30, 2003, Jennison had approximately $54 billion in assets under management. Jennison has served as an investment adviser since 1969 and has advised investment companies since 1990.


PORTFOLIO MANAGER

JOHN P. MULLMAN, CFA, Senior Vice President of Jennison, has served as the portfolio manager of the Fund since May 2000. He has been in the investment business since 1987, when he joined Prudential. Prior to joining Jennison in August 2000, Mr. Mullman managed institutional portfolios with Prudential. He earned his B.A. from the College of the Holy Cross and his M.B.A. from Yale University. He is also a member of The New York Society of Security Analysts, Inc.


DISTRIBUTOR
Prudential Investment Management Services LLC (PIMS) distributes the Fund's shares under a Distribution Agreement with the Fund. The Fund has Distribution and Service Plans under Rule 12b-1 of the Investment Company Act of 1940, as amended (the 1940 Act). Under the Plans and the Distribution Agreement, PIMS pays the expenses of distributing the Fund's Class A, B, C and Z shares and provides certain shareholder support services. The Fund pays distribution and other fees to PIMS as compensation for its services for each class of shares other than Class Z. These fees -- known as 12b-1 fees -- are shown in the "Fees and Expenses" tables. Because these fees are paid from the Fund's assets on an ongoing basis, over time these fees will increase the cost of your investment and may cost you more than paying other types of sales charges.

FUND DISTRIBUTIONS AND TAX ISSUES

Investors who buy shares of the Fund should be aware of some important tax issues. For example, the Fund distributes DIVIDENDS of ordinary income and realized net CAPITAL GAINS, if any, to shareholders. These distributions are subject to taxes, unless you hold your shares in a 401(k) plan, an Individual Retirement Account (IRA), or some other qualified or tax-deferred plan or account. Dividends and distributions from the Fund also may be subject to state and local income taxes.

Also, if you sell shares of the Fund for a profit, you may have to pay capital gains taxes on the amount of your profit, again unless you hold your shares in a qualified or tax-deferred plan or account.

The following briefly discusses some of the important federal income tax issues you should be aware of, but is not meant to be tax advice. For tax advice, please speak with your tax adviser.

DISTRIBUTIONS
The Fund distributes DIVIDENDS of any net investment income to shareholders --typically twice a year. For example, if the Fund owns ACME Corp. stock and the stock pays a dividend, the Fund will pay out a portion of this dividend to its shareholders, assuming the Fund's income is more than its costs and expenses. The dividends you receive from the Fund will be taxed as ORDINARY INCOME, whether or not they are reinvested in the Fund.


The Fund also distributes realized any net CAPITAL GAINS to shareholders --typically once a year. Capital gains are generated when the Fund sells its assets for a profit. For example, if the Fund bought 100 shares of ACME Corp. stock for a total of $1,000 and more than one year later sold the shares for a total of $1,500, the Fund has net long-term capital gains of $500, which it will pass on to shareholders (assuming the Fund's remaining total gains are greater than any losses it may have). Capital gains are taxed differently depending on how long the Fund holds the security -- if the Fund holds a security for more than one year before selling it, any gain is treated as LONG-TERM capital gain which is generally taxed at rates of up to 15%, but if the Fund holds the security for one year or less, any gain is SHORT-TERM capital gain which is taxed at ordinary income rates of up to 35%. Different rates apply to corporate shareholders.

Under recently enacted legislation, certain dividends received by individuals and other non-corporate shareholders may be eligible for the maximum 15% tax rate applicable for long-term capital gain. Also, a portion of the dividends paid to corporate shareholders of the Fund will be eligible for the 70% dividends received deduction to the extent a Fund's income is derived from certain dividends received from U.S. corporations.


For your convenience, Fund distributions of dividends and net capital gains are AUTOMATICALLY REINVESTED in the Fund without any sales charge. If you ask us to pay the distributions in cash, we will send you a check if your account is with the Transfer

Agent. Otherwise, if your account is with a broker, you will receive a credit to your account. Either way, the distributions may be subject to income taxes unless your shares are held in a qualified or tax-deferred plan or account. For more information about automatic reinvestment and other shareholder services, see "Step 4: Additional Shareholder Services" in the next section.

TAX ISSUES
FORM 1099

Every year, you will receive a FORM 1099, which reports the amount of dividends and capital gains we distributed to you during the prior year unless you own shares of the Fund as part of a qualified or tax-deferred plan or account. If you do own shares of the Fund as part of a qualified or tax-deferred plan or account, your taxes are deferred, so you will not receive a Form 1099 annually, but instead you will receive a Form 1099 when you take any distributions from your qualified or tax-deferred plan or account.

Fund distributions are generally taxable to you in the calendar year in which they are received, except when we declare certain dividends in the fourth quarter and actually pay them in January of the following year. In such cases, the dividends are treated as if they were paid on December 31 of the prior year.


WITHHOLDING TAXES

If federal tax law requires you to provide the Fund with your taxpayer identification number and certifications as to your tax status, and you fail to do this, or if you are otherwise subject to backup withholding, we will withhold and pay to the U.S. Treasury a portion (currently 28%) of your distributions and sale proceeds. Dividends of net investment income and net short-term capital gains paid to a nonresident foreign shareholder generally will be subject to a U.S. withholding tax of 30%. This rate may be lower, depending on any tax treaty the U.S. may have with the shareholder's country.


IF YOU PURCHASE JUST BEFORE RECORD DATE
If you buy shares of the Fund just before the record date for a distribution (the date that determines who receives the distribution), we will pay that distribution to you. As explained above, the distribution may be subject to ordinary income or capital gains taxes. You may think you've done well, since you bought shares one day and soon thereafter received a distribution. That is not so, because when dividends are paid out, the value of each share of the Fund decreases by the amount of the dividend to reflect the payout, although this may not be apparent because the value of each share of the Fund also will be affected by market changes, if any. The distribution you receive makes up for the decrease in share value. However, the timing of your purchase does mean that part of your investment came back to you as taxable income.

QUALIFIED AND TAX-DEFERRED RETIREMENT PLANS
Retirement plans and accounts allow you to defer paying taxes on investment income and capital gains. Contributions to these plans may also be tax deductible, although distributions from these plans generally are taxable. In the case of Roth IRA accounts, contributions are not tax deductible, but distributions from the plan may be tax free. Please contact your financial adviser for information on a variety of Prudential mutual funds that are suitable for retirement plans offered by Prudential.

IF YOU SELL OR EXCHANGE YOUR SHARES
If you sell any shares of the Fund for a profit, you have REALIZED A CAPITAL GAIN, which is subject to tax, unless you hold shares in a qualified or tax-deferred plan or account. The amount of tax you pay depends on how long you owned your shares and when you bought them. If you sell shares of the Fund for a loss, you may have a capital loss, which you may use to offset certain capital gains you have.

[GRAPHIC]

If you sell shares and realize a loss, you will not be permitted to use the loss to the extent you replace the shares (including pursuant to the reinvestment of a dividend) within a 61-day period (beginning 30 days before the sale of the shares). If you acquire shares of the Fund and sell your shares within 90 days, you may not be allowed to include certain charges incurred in acquiring the shares for purposes of calculating gain or loss realized upon the sale of the shares.


Exchanging your shares of the Fund for the shares of another JennisonDryden or Strategic Partners mutual fund is considered a sale for tax purposes. In other words, it's a "taxable event." Therefore, if the shares you exchanged have increased in value since you purchased them, you have capital gains, which are subject to the taxes described above.


Any gain or loss you may have from selling or exchanging Fund shares will not be reported on Form 1099; however, proceeds from the sale or exchange will be reported on Form 1099-B. Therefore, unless you hold your shares in a qualified or tax-deferred plan or account, you or your financial adviser should keep track of the dates on which you buy and sell -- or exchange -- Fund shares, as well as the amount of any gain or loss on each transaction. For tax advice, please see your tax adviser.

AUTOMATIC CONVERSION OF CLASS B SHARES

We have obtained a legal opinion that the conversion of Class B shares into Class A shares -- which happens automatically approximately seven years after purchase -- is not a "taxable event". This opinion, however, is not binding on the Internal Revenue Service (IRS). For more information about the automatic conversion of Class B shares, see "Class B Shares Convert to Class A Shares After Approximately Seven Years" in the next section.

HOW TO BUY, SELL AND
EXCHANGE SHARES OF THE FUND

HOW TO BUY SHARES
STEP 1: OPEN AN ACCOUNT
If you don't have an account with us or a securities firm that is permitted to buy or sell shares of the Fund for you, call Prudential Mutual Fund Services LLC
(PMFS) at (800) 225-1852 or contact:

PRUDENTIAL MUTUAL FUND SERVICES LLC
ATTN: INVESTMENT SERVICES
P.O. BOX 8179
PHILADELPHIA, PA 19101

You may purchase shares by check or wire. We do not accept cash or money orders. To purchase by wire, call the number above to obtain an application. After PMFS receives your completed application, you will receive an account number. We have the right to reject any purchase order (including an exchange into the Fund) or suspend or modify the Fund's sale of its shares.

STEP 2: CHOOSE A SHARE CLASS
Individual investors can choose among Class A, Class B, Class C and Class Z shares of the Fund, although Class Z shares are available only to a limited group of investors.


Multiple share classes let you choose a cost structure that better meets your needs. With Class A shares, you pay the initial sales charge at the time of purchase, but the operating expenses each year are lower than the expenses of Class B and Class C shares. Investors who purchase $1 million or more of Class A shares and sell these shares within 12 months of purchase are subject to a 1% CDSC. This charge is waived for all such Class A shareholders other than those who purchased their shares through certain broker-dealers that are not affiliated with Prudential. With Class B shares, you only pay a sales charge if you sell your shares within six years (that is why it is called a Contingent Deferred Sales Charge or CDSC), but the operating expenses each year are higher than Class A share expenses. With Class C shares, you pay a 1% front-end sales charge (waived when Class C shares are purchased through certain unaffiliated brokers) and a 1% CDSC if you sell within 18 months of purchase, but the operating expenses are also higher than the expenses for Class A shares.

When choosing a share class, you should consider the following:

   - The amount of your investment,

   - The length of time you expect to hold the shares and the impact of the varying distribution fees. Over time, the fees will increase the cost of your investment and may cost you more than paying other types of sales charges,


   - The different sales charges that apply to each share class -- Class A's front-end sales charge (or CDSC in certain circumstances) vs. Class B's CDSC vs. Class C's low front-end sales charge and low CDSC,

   - Whether you qualify for any reduction or waiver of sales charges,

   - The fact that, if you are purchasing Class B shares in an amount of $100,000 or more, you should consult with your financial adviser to determine whether other share classes are more beneficial given your circumstances,


   - The fact that if you are purchasing Class C shares in an amount of $500,000 or more, you should consult with your financial adviser to determine whether another share class (like Class A) may be more beneficial given your circumstances,

   - The fact that Class B shares automatically convert to Class A shares approximately seven years after purchase, and

   - Whether you qualify to purchase Class Z shares.


See "How to Sell Your Shares" for a description of the impact of CDSCs.

SHARE CLASS COMPARISON. Use this chart to help you compare the Fund's different share classes. The discussion following this chart will tell you whether you are entitled to a reduction or waiver of any sales charges.


                                        CLASS A          CLASS B            CLASS C      CLASS Z
Minimum purchase amount(1)          $1,000           $1,000           $2,500               None
Minimum amount for
 subsequent purchases(1)            $100             $100             $100                 None
Maximum initial sales charge        5% of the        None             1% of the            None
                                    public                            public
                                    offering price                    offering price(2)
Contingent Deferred                 1%(3)            If sold during:  1% on sales          None
Sales Charge (CDSC)(4)                               Year 1     5%    made within
                                                     Year 2     4%    18 months of
                                                     Year 3     3%    purchase(4)
                                                     Year 4     2%
                                                     Years 5/6  1%
                                                     Year 7     0%
Annual distribution                 .30 of 1%        1%               1%                   None
 and service (12b-1) fees           (.25 of 1%
 (shown as a percentage             currently)
 of average daily net assets)(5)



(1) The minimum investment requirements do not apply to certain retirement and employee savings plans and custodial accounts for minors. The minimum initial and subsequent investment for purchases made through the Automatic Investment Plan is $50. For more information, see "Step 4: Additional Shareholder Services -- Automatic Investment Plan."

(2) 1.01% of the net amount invested. Investors who purchase Class C shares through certain unaffiliated broker-dealers may purchase Class C shares without paying the 1% initial sales charge.


(3) Investors who purchase $1 million or more of Class A shares and sell these shares within 12 months of purchase are subject to a 1% CDSC. This charge is waived for all such Class A shareholders other than those who purchased their shares through certain broker-dealers that are not affiliated with Prudential.

(4) For more information about the CDSC and how it is calculated, see "How to Sell Your Shares -- Contingent Deferred Sales Charge (CDSC)."


(5) These distribution and service fees are paid from the Fund's assets on a continuous basis. Over time, the fees will increase the cost of your investment and may cost you more than paying other types of sales charges. The service fee for Class A, Class B and Class C shares is .25 of 1%. The distribution fee for Class A shares is limited to .30 of 1% (including the .25 of 1% service fee) and is .75 of 1% for Class B and Class C shares. For the fiscal year ending September 30, 2004, the Distributor of the Fund has contractually agreed to reduce its distribution and service (12b-1) fees for Class A shares to .25 of 1% of the average daily net assets of the Class A shares.

REDUCING OR WAIVING CLASS A'S INITIAL SALES CHARGE

The following describes the different ways investors can reduce or avoid paying Class A's initial sales charge.

INCREASE THE AMOUNT OF YOUR INVESTMENT. You can reduce Class A's sales charge by increasing the amount of your investment. This table shows how the sales charge decreases as the amount of your investment increases.


                          SALES CHARGE AS % OF  SALES CHARGE AS % OF     DEALER
AMOUNT OF PURCHASE           OFFERING PRICE        AMOUNT INVESTED     REALLOWANCE
Less than $25,000                 5.00%                 5.26%             4.75%
$25,000 to $49,999                4.50                  4.71              4.25
$50,000 to $99,999                4.00                  4.17              3.75
$100,000 to $249,999              3.25                  3.36              3.00
$250,000 to $499,999              2.50                  2.56              2.40
$500,000 to $999,999              2.00                  2.04              1.90
$1 million and above*             None                  None              None


* If you invest $1 million or more, you can buy only Class A shares, unless you qualify to buy Class Z shares. If you purchase $1 million or more of Class A shares, you will be subject to a 1% CDSC for shares redeemed within 12 months of purchase. This charge is waived for all such Class A shareholders other than those who purchased their shares through certain broker-dealers that are not affiliated with Prudential.

To satisfy the purchase amounts above, you can:

   - Invest with an eligible group of investors who are related to you,

   - Buy Class A shares of two or more JennisonDryden or Strategic Partners mutual funds at the same time,
   - Use your RIGHTS OF ACCUMULATION, which allow you to combine (1) the current value of JennisonDryden or Strategic Partners mutual fund shares you already own, (2) the value of money market shares you have received for shares of those JennisonDryden or Strategic Partners mutual funds in an exchange transaction, and (3) the value of the shares you are purchasing for purposes of determining the applicable sales charge (note: you must notify the Transfer Agent at the time of purchase if you qualify for Rights of Accumulation), or
   - Sign a LETTER OF INTENT, stating in writing that you or an eligible group of related investors will purchase a certain amount of shares in the Fund and other JennisonDryden or Strategic Partners mutual funds within 13 months.


The Distributor may reallow Class A's sales charge to dealers.

BENEFIT PLANS. Certain group retirement and savings plans may purchase Class A shares without the initial sales charge if they meet the required minimum for amount of assets, average account balance or number of eligible employees. For more information about these requirements, call Prudential at (800) 353-2847.

MUTUAL FUND PROGRAMS. The initial sales charge will be waived for investors in certain programs sponsored by broker-dealers, investment advisers and financial planners who have agreements with Prudential Investments Advisory Group relating to:


   - Mutual fund "wrap" or asset allocation programs where the sponsor places Fund trades, links its clients' accounts to a master account in the sponsor's name and charges its clients a management, consulting or other fee for its services, or

   - Mutual fund "supermarket" programs where the sponsor links its clients' accounts to a master account in the sponsor's name and the sponsor charges a fee for its services.

Broker-dealers, investment advisers or financial planners sponsoring these mutual fund programs may offer their clients more than one class of shares in the Fund in connection with different pricing options for their programs. Investors should consider carefully any separate transaction and other fees charged by these programs in connection with investing in each available share class before selecting a share class.


OTHER TYPES OF INVESTORS. Other investors pay no sales charge, including certain officers, employees or agents of Prudential and its affiliates, the JennisonDryden or Strategic Partners mutual funds, the investment advisers of the JennisonDryden or Strategic Partners mutual funds and registered representatives and employees of brokers that have entered into a dealer agreement with the Distributor. To qualify for a reduction or waiver of the sales charge, you must notify the Transfer Agent or your broker at the time of purchase. For more information, see the SAI, "Purchase, Redemption and Pricing of Fund Shares -- Reduction and Waiver of Initial Sales Charge -- Class A Shares."


WAIVING CLASS C'S INITIAL SALES CHARGE

BENEFIT PLANS. Certain group retirement plans may purchase Class C shares without the initial sales charge. For more information, call Prudential at (800) 353-2847.


INVESTMENT OF REDEMPTION PROCEEDS FROM OTHER INVESTMENT COMPANIES. The initial sales charge will be waived for purchases of Class C shares if the purchase is made with money from the redemption of shares of any unaffiliated investment company, as long as the shares were not held in an account at Wachovia Securities, LLC (Wachovia), or one of its affiliates. These purchases must be made within 60 days of the redemption. To qualify for this waiver, you must do one of the following:


   - Purchase your shares through an account at Prudential Securities,

   - Purchase your shares through a COMMAND Account or an Investor Account with Pruco Securities, or

   - Purchase your shares through another broker.

This waiver is not available to investors who purchase shares directly from the Transfer Agent. If you are entitled to the waiver, you must notify either the Transfer Agent or your broker, who may require any supporting documents they consider appropriate.

OTHER. Investors who purchase Class C shares through certain broker-dealers that are not affiliated with Prudential may purchase Class C shares without paying the initial sales charge.

QUALIFYING FOR CLASS Z SHARES

BENEFIT PLANS. Certain group retirement plans may purchase Class Z shares if they meet the required minimum for amount of assets, average account balance or number of eligible employees. For more information about these requirements, call Prudential at (800) 353-2847.

MUTUAL FUND PROGRAMS. Class Z shares also can be purchased by participants in any fee-based program or trust program sponsored by Prudential or an affiliate that includes the Fund as an available option. Class Z shares also can be purchased by investors in certain programs sponsored by broker-dealers, investment advisers and financial planners who have agreements with Prudential Investments Advisory Group relating to:

   - Mutual fund "wrap" or asset allocation programs where the sponsor places Fund trades, links its clients' accounts to a master account in the sponsor's name and charges its clients a management, consulting or other fee for its services, or

   - Mutual fund "supermarket" programs where the sponsor links its clients' accounts to a master account in the sponsor's name and the sponsor charges a fee for its services.

Broker-dealers, investment advisers or financial planners sponsoring these mutual fund programs may offer their clients more than one class of shares in the Fund in connection with different pricing options for their programs. Investors should consider carefully any separate transaction and other fees charged by these programs in connection with investing in each available share class before selecting a share class.

OTHER TYPES OF INVESTORS. Class Z shares also can be purchased by any of the following:


   - Certain participants in the MEDLEY Program (group variable annuity contracts) sponsored by Prudential for whom Class Z shares of the JennisonDryden or Strategic Partners mutual funds are an available option,

   - Current and former Directors/Trustees of the JennisonDryden or Strategic Partners mutual funds (including the Fund), and

   - Prudential, with an investment of $10 million or more.


PAYMENTS TO THIRD PARTIES


In connection with the sale of shares, the Manager, the Distributor or one of their affiliates may pay brokers, financial advisers and other persons a commission of up to 4% of the purchase price for Class B shares, up to 2% of the purchase price for Class C shares and a finder's fee for Class A or Class Z shares from their own resources based on a percentage of the net asset value of shares sold or otherwise. The Distributor or one of its affiliates may make ongoing payments from its own resources to brokers, financial advisers and other persons for providing recordkeeping or otherwise facilitating the maintenance of shareholder accounts.

CLASS B SHARES CONVERT TO CLASS A SHARES AFTER APPROXIMATELY SEVEN YEARS

If you buy Class B shares and hold them for approximately seven years, we will automatically convert them into Class A shares without charge. At that time, we will also convert any Class B shares that you received with reinvested dividends and other distributions. Since the 12b-1 fees for Class A shares are lower than for Class B shares, converting to Class A shares lowers your Fund expenses.

Class B shares acquired through the reinvestment of dividends or distributions will be converted to Class A shares according to the procedures utilized by the broker-dealer through which the Class B shares were purchased, if the shares are carried on the books of that broker-dealer and the broker-dealer provides subaccounting services to the Fund. Otherwise, the procedures utilized by PMFS, or its affiliates, will be used. The use of different procedures may result in a timing differential in the conversion of Class B shares acquired through the reinvestment of dividends and distributions.

When we do the conversion, you will get fewer Class A shares than the number of converted Class B shares if the price of the Class A shares is higher than the price of Class B shares. The total dollar value will be the same, so you will not have lost any money by getting fewer Class A shares. We do the conversions quarterly, not on the anniversary date of your purchase. For more information, see the SAI, "Purchase, Redemption and Pricing of Fund Shares -- Conversion Feature -- Class B Shares."

STEP 3: UNDERSTANDING THE PRICE YOU'LL PAY

The price you pay for each share of the Fund is based on the share value. The share value of a mutual fund -- known as the NET ASSET VALUE or NAV -- is determined by a simple calculation: it's the total value of the Fund (assets minus liabilities) divided by the total number of shares outstanding. For example, if the value of the investments held by Fund XYZ (minus its liabilities) is $1,000 and there are 100 shares of Fund XYZ owned by shareholders, the price of one share of the fund -- or the NAV -- is $10 ($1,000 divided by 100).

The Fund's portfolio securities are valued based upon market quotations or, if not readily available, at fair value as determined in good faith under procedures established by the Fund's Board. The Fund also may use fair value pricing if it determines that the market quotation is not reliable based, among other things, on events that occur after the quotation is derived or after the close of the primary market on which the security is traded, but before the time that the Fund's NAV is determined. This use of fair value pricing most commonly occurs with securities that are primarily traded outside the U.S., but also may occur with U.S.-traded securities. The fair value of a portfolio security that the Fund uses to determine its NAV may differ from the security's quoted or published price. For purposes of computing the Fund's NAV, we will value the Fund's futures contracts 15 minutes after the close of trading on the New York Stock Exchange (NYSE). Except when we fair value securities or as noted below, we normally value each foreign security held by the Fund as of the close of the security's primary market. The Fund may determine to use fair value pricing after the NAV publishing deadline, but before capital shares are processed; in these instances, the NAV you receive may differ from the published NAV price.

We determine the Fund's NAV once each business day at the close of regular trading on the NYSE, usually 4:00 p.m. New York time. The NYSE is closed on most national holidays and Good Friday. We do not price, and you will not be able to purchase, redeem or exchange the Fund's shares on days when the NYSE is closed but the primary markets for the Fund's foreign securities are open, even though the value of these securities may have changed. Conversely, the Fund will ordinarily price its shares, and you may purchase, redeem or exchange shares on days that the NYSE is open but foreign securities markets are closed. We may not determine the Fund's NAV on days when we have not received any orders to purchase, sell or exchange Fund

[SIDENOTE]

MUTUAL FUND SHARES

THE NAV OF MUTUAL FUND SHARES CHANGES EVERY DAY BECAUSE THE VALUE OF A FUND'S PORTFOLIO CHANGES CONSTANTLY. FOR EXAMPLE, IF FUND XYZ HOLDS ACME CORP. STOCK IN ITS PORTFOLIO AND THE PRICE OF ACME STOCK GOES UP WHILE THE VALUE OF THE FUND'S OTHER HOLDINGS REMAINS THE SAME AND EXPENSES DON'T CHANGE, THE NAV OF FUND XYZ WILL INCREASE.

shares, or when changes in the value of the Fund's portfolio do not materially affect its NAV.

Most national newspapers report the NAVs of larger mutual funds, allowing investors to check the price of mutual funds daily.

WHAT PRICE WILL YOU PAY FOR SHARES OF THE FUND?

For Class A and Class C shares, you'll pay the public offering price, which is the NAV next determined after we receive your order to purchase, plus an initial sales charge (unless you're entitled to a waiver). For Class B and Class Z shares, you will pay the NAV next determined after we receive your order to purchase (remember, there are no up-front sales charges for these share classes). Your broker may charge you a separate or additional fee for purchases of shares.


Unless regular trading on the NYSE closes before 4:00 p.m. New York time, your order to purchase must be received by 4:00 p.m. New York time in order to receive that day's NAV. In the event that regular trading on the NYSE closes before 4:00 p.m. New York time, you will receive the following day's NAV if your order to purchase is received after the close of regular trading on the NYSE.


STEP 4: ADDITIONAL SHAREHOLDER SERVICES

As a Fund shareholder, you can take advantage of the following services and privileges:

AUTOMATIC REINVESTMENT. As we explained in the "Fund Distributions and Tax Issues" section, the Fund pays out -- or distributes -- its net investment income and capital gains to all shareholders. For your convenience, we will automatically reinvest your distributions in the Fund at NAV without any sales charge. If you want your distributions paid in cash, you can indicate this preference on your application, notify your broker or notify the Transfer Agent in writing (at the address below) at least five business days before the date we determine who receives dividends.

PRUDENTIAL MUTUAL FUND SERVICES LLC
ATTN: ACCOUNT MAINTENANCE
P.O. BOX 8159
PHILADELPHIA, PA 19101

AUTOMATIC INVESTMENT PLAN. You can make regular purchases of the Fund for as little as $50 by having the funds automatically withdrawn from your bank or brokerage account at specified intervals.

RETIREMENT PLAN SERVICES. Prudential offers a wide variety of retirement plans for individuals and institutions, including large and small businesses. For information on IRAs, including Roth IRAs or SEP-IRAs for a one-person business, please contact your financial adviser. If you are interested in opening a 401(k) or other company-sponsored retirement plan (SIMPLES, SEP plans, Keoghs, 403(b) plans, pension and profit-sharing plans), your financial adviser will help you determine which retirement plan best meets your needs. Complete instructions about how to establish and maintain your plan and how to open accounts for you and your employees will be included in the retirement plan kit you receive in the mail.

SYSTEMATIC WITHDRAWAL PLAN. A Systematic Withdrawal Plan is available that will provide you with monthly, quarterly, semi-annual or annual redemption checks. Remember, the sale of Class A (in certain cases), Class B and Class C shares may be subject to a CDSC. The Systematic Withdrawal Plan is not available to participants in certain retirement plans. Please contact PMFS at (800) 225-1852 for more details.

REPORTS TO SHAREHOLDERS. Every year we will send you an annual report (along with an updated prospectus) and a semi-annual report, which contain important financial information about the Fund. To reduce Fund expenses, we may send one annual shareholder report, one semi-annual shareholder report and one annual prospectus per household, unless you instruct us or your broker otherwise. If each Fund shareholder in your household would like to receive a copy of the Fund's prospectus, shareholder report and proxy statement, please call us toll free at (800) 225-1852. We will begin sending additional copies of these documents within 30 days of receipt of your request.

HOW TO SELL YOUR SHARES


You can sell your shares of the Fund for cash (in the form of a check) at any time, subject to certain restrictions. For more information about these restrictions, see "Restrictions on Sales" below.

When you sell shares of the Fund -- also known as redeeming your shares -- the price you will receive will be the NAV next determined after the Transfer Agent, the Distributor or your broker receives your order to sell. If your broker holds your shares, your broker must receive your order to sell by 4:00 p.m. New York time to process the sale on that day. In the event that regular trading on the NYSE closes before 4:00 p.m. New York time, you will receive the following day's NAV if your order to sell is received after the close of regular trading on the NYSE. Otherwise contact:

PRUDENTIAL MUTUAL FUND SERVICES LLC
ATTN: REDEMPTION SERVICES
P.O. BOX 8149
PHILADELPHIA, PA 19101

Generally, we will pay you for the shares that you sell within seven days after the Transfer Agent, the Distributor or your broker receives your sell order. If you hold shares through a broker, payment will be credited to your account. If you are selling shares you recently purchased with a check, we may delay sending you the proceeds until your check clears, which can take up to 10 days from the purchase date. You can avoid delay if you purchase shares by wire, certified check or cashier's check. Your broker may charge you a separate or additional fee for sales of shares.

RESTRICTIONS ON SALES

There are certain times when you may not be able to sell shares of the Fund, or when we may delay paying you the proceeds from a sale. As permitted by the Commission, this may happen during unusual market conditions or emergencies when the Fund can't determine the value of its assets or sell its holdings. For more information, see the SAI, "Purchase, Redemption and Pricing of Fund Shares -- Sale of Shares."

If you are selling more than $100,000 of shares, you want the redemption proceeds payable to or sent to someone or some place that is not in our records, or you are a business or a trust and you hold your shares directly with the Transfer Agent, you will need to have the signature on your sell order signature guaranteed by an "eligible guarantor institution." An "eligible guarantor institution" includes any bank, broker-dealer, savings association or credit union. For more information, see the SAI, "Purchase, Redemption and Pricing of Fund Shares -- Sale of Shares -- Signature Guarantee."

CONTINGENT DEFERRED SALES CHARGE (CDSC)


If you sell Class B shares within six years of purchase or Class C shares within 18 months of purchase, you will have to pay a CDSC. In addition, if you purchase $1 million or more of Class A shares through certain broker-dealers that are not affiliated with Prudential, although you are not subject to an initial sales of charge, you are subject to a 1% CDSC for shares redeemed within 12 months of purchase. To keep the CDSC as low as possible, we will sell amounts representing shares in the following order:


   - Amounts representing shares you purchased with reinvested dividends and distributions,

   - Amounts representing the increase in NAV above the total amount of payments for shares made during the past 12 months for Class A shares (in certain cases), six years for Class B shares and 18 months for Class C shares, and

   - Amounts representing the cost of shares held beyond the CDSC period (12 months for Class A shares (in certain cases), six years for Class B shares and 18 months for Class C shares).

Since shares that fall into any of the categories listed above are not subject to the CDSC, selling them first helps you to avoid -- or at least minimize -- the CDSC.

Having sold the exempt shares first, if there are any remaining shares that are subject to the CDSC, we will apply the CDSC to amounts representing the cost of shares held for the longest period of time within the applicable CDSC period.


As we noted before in the "Share Class Comparison" chart, if you purchase $1 million or more of Class A shares through certain broker-dealers that are not affiliated with Prudential, although you are not subject to an initial sales charge, you are subject to a 1% CDSC for shares redeemed within 12 months of purchase. The CDSC for Class B shares is 5% in the first year, 4% in the second, 3% in the third, 2% in the fourth and 1% in the fifth and sixth years. The rate decreases on the first day of the month following the anniversary date of your purchase, not on the anniversary date itself. The CDSC is 1% for Class C shares -- which is applied to shares sold within 18 months of purchase. For Class A, Class B and Class C shares, the CDSC is calculated based on the lesser of the original purchase price or the redemption proceeds. For purposes of determining how long you've held your shares, all purchases during the month are grouped together and considered to have been made on the last day of the month.


The holding period for purposes of determining the applicable CDSC will be calculated from the first day of the month after initial purchase, excluding any time shares were held in a money market fund.


WAIVER OF THE CDSC -- CLASS A SHARES
The Class A CDSC is waived for all Class A investors who purchase $1 million or more of Class A shares and redeem those shares within 12 months of purchase, other than those who purchase their shares from certain broker-dealers that are not affiliated with Prudential. The Class A CDSC does not apply to investors that purchase less than $1 million of Class A shares.

WAIVER OF THE CDSC -- CLASS B SHARES
The CDSC will be waived if the Class B shares are sold:

   - After a shareholder is deceased or disabled (or, in the case of a trust account, the death or disability of the grantor). This waiver applies to individual shareholders, as well as shares held in joint tenancy, provided the shares were purchased before the death or disability,

   - To provide for certain distributions -- made without IRS penalty -- from a tax-deferred retirement plan, IRA or Section 403(b) custodial account, and

   - On certain sales effected through a Systematic Withdrawal Plan.

For more information on the above and other waivers, see the SAI, "Purchase, Redemption and Pricing of Fund Shares -- Waiver of Contingent Deferred Sales Charge -- Class B Shares."

WAIVER OF THE CDSC -- CLASS C SHARES
BENEFIT PLANS. The CDSC will be waived for redemptions by certain group retirement plans for which Prudential or brokers not affiliated with Prudential provide administrative or recordkeeping services. The CDSC also will be waived for certain redemptions by benefit plans sponsored by Prudential and its affiliates. For more information, call Prudential at (800) 353-2847.

REDEMPTION IN KIND
If the sales of Fund shares you make during any 90-day period reach the lesser of $250,000 or 1% of the value of the Fund's net assets, we can then give you securities from the Fund's portfolio instead of cash. If you want to sell the securities for cash, you would have to pay the costs charged by a broker.

SMALL ACCOUNTS
If you make a sale that reduces your account value to less than $500, we may sell the rest of your shares (without charging any CDSC) and close your account. We would do this to minimize the Fund's expenses paid by other shareholders. We will give you 60 days' notice, during which time you can purchase additional shares to avoid this action. This involuntary sale does not apply to shareholders who own their shares as part of a 401(k) plan, an IRA or some other qualified or tax-deferred plan or account.

90-DAY REPURCHASE PRIVILEGE
After you redeem your shares, you have a 90-day period during which you may reinvest any of the redemption proceeds in shares of the same Fund and account without paying an initial sales charge. Also, if you paid a CDSC when you redeemed your shares, we will credit your new account with the appropriate number of shares to reflect the amount of the CDSC you paid. In order to take advantage of this one-time privilege, you must notify the Transfer Agent or your broker at the time of the repurchase. See the SAI, "Purchase, Redemption and Pricing of Fund Shares -- Sale of Shares."

RETIREMENT PLANS

To sell shares and receive a distribution from a retirement account, call your broker or the Transfer Agent for a distribution request form. There are special distribution and income tax withholding requirements for distributions from retirement plans and you must submit a withholding form with your request to avoid delay. If your retirement plan account is held for you by your employer or plan trustee, you must arrange for the distribution request to be signed and sent by the plan administrator or trustee. For additional information, see the SAI.

HOW TO EXCHANGE YOUR SHARES

You can exchange your shares of the Fund for shares of the same class in certain other JennisonDryden or Strategic Partners mutual funds -- including certain money market funds -- if you satisfy the minimum investment requirements. You can also exchange your shares of the Fund for shares of the same class in certain of the Strategic Partners mutual funds. For example, you can exchange Class A shares of the Fund for Class A shares of another JennisonDryden mutual fund or Class A shares of certain of Strategic Partners mutual funds, but you can't exchange Class A shares for Class B, Class C or Class Z shares. Class B and Class C shares may not be exchanged into money market funds other than Special Money Market Fund, Inc. After an exchange, at redemption the CDSC will be calculated from the first day of the month after initial purchase, excluding any time shares were held in a money market fund. We may change the terms of any exchange privilege after giving you 60 days' notice.


If you hold shares through a broker, you must exchange shares through your broker. Otherwise contact:

PRUDENTIAL MUTUAL FUND SERVICES LLC
ATTN: EXCHANGE PROCESSING
P.O. BOX 8157
PHILADELPHIA, PA 19101


There is no sales charge for such exchanges. However, if you exchange -- and then sell -- Class A shares within 12 months of your original purchase (only in certain circumstances), Class B shares within approximately six years of your original purchase, or Class C shares within 18 months of your original purchase, you must still pay the applicable CDSC. If you have exchanged Class A, Class B or Class C shares into a money market fund, the time you hold the shares in the money market account will not be counted in calculating the required holding period for CDSC liability.


Remember, as we explained in the section entitled "Fund Distributions and Tax Issues -- If You Sell or Exchange Your Shares," exchanging shares is considered a sale for tax purposes. Therefore, if the shares you exchange are worth more than the amount that you paid for them, you may have to pay capital gains tax. For additional information about exchanging shares, see the SAI, "Shareholder Investment Account -- Exchange Privilege."


FREQUENT TRADING


Frequent trading of Fund shares in response to short-term fluctuations in the market -- also known as "market timing" -- may make it very difficult to manage the Fund's investments. When market timing occurs, the Fund may have to sell portfolio securities to have the cash necessary to redeem the market timer's shares. This can happen at a time when it is not advantageous to sell any securities, so the Fund's performance may be hurt. When large dollar amounts are involved, market timing can also make it difficult to use long-term investment strategies because we cannot predict how much cash the Fund will have to invest. When, in our opinion, such activity would have a disruptive effect on portfolio management, the Fund reserves the right to refuse purchase orders and exchanges into the Fund by any person, group or commonly controlled account. The decision may be based upon dollar amount, volume or frequency of trading. The Fund will notify a market timer of rejection of an exchange or purchase order.

TELEPHONE REDEMPTIONS OR EXCHANGES

You may redeem your shares if the proceeds of the redemption do not exceed $100,000 or exchange your shares in any amount by calling the Fund at (800) 225-1852 before 4:00 p.m. New York time. You will receive a redemption or exchange amount based on that day's NAV. Certain restrictions apply; please see the section entitled "How to Sell Your Shares -- Restrictions on Sales" for additional information. In the event that regular trading on the NYSE closes before 4:00 p.m. New York time, you will receive the following day's NAV if your order to sell or exchange is received after the close of regular trading on the NYSE.


The Fund's Transfer Agent will record your telephone instructions and request specific account information before redeeming or exchanging shares. The Fund will not be liable for losses due to unauthorized or fraudulent telephone instructions if it follows instructions that it reasonably believes are made by the shareholder. If the Fund does not follow reasonable procedures, it may be liable for losses due to unauthorized or fraudulent telephone instructions.

In the event of drastic economic or market changes, you may have difficulty in redeeming or exchanging your shares by telephone. If this occurs, you should consider redeeming or exchanging your shares by mail or through your broker.

The telephone redemption and exchange procedures may be modified or terminated at any time. If this occurs, you will receive a written notice from the Fund.

EXPEDITED REDEMPTION PRIVILEGE

If you have selected the Expedited Redemption Privilege, you may have your redemption proceeds sent directly to your bank account. Expedited redemption requests may be made by telephone or letter, must be received by the Fund prior to 4:00 p.m. New York time, to receive a redemption amount based on that day's NAV and are subject to the terms and conditions regarding the redemption of shares. In the event that regular trading on the NYSE closes before 4:00 p.m. New York time, you will receive the following day's NAV if your order to sell is received after the close of regular trading on the NYSE. For more information, see "Purchase, Redemption and Pricing of Fund Shares -- Expedited Redemption Privilege" in the SAI. The Expedited Redemption Privilege may be modified or terminated at any time without notice.

FINANCIAL HIGHLIGHTS

The financial highlights below are intended to help you evaluate the Fund's financial performance for the past five years. The TOTAL RETURN in each chart represents the rate that a shareholder would have earned on an investment in that share class of the Fund, assuming reinvestment of all dividends and other distributions. The information is for each share class for the periods indicated.


A copy of the Fund's annual report, along with the Fund's audited financial statements and report of independent auditors, is available, upon request, at no charge as described on the back cover of this prospectus.


CLASS A SHARES

The financial highlights were part of the financial statements audited by PricewaterhouseCoopers LLP, independent auditors, whose report was unqualified.



CLASS A SHARES (FISCAL YEARS ENDED 9-30)
 PER SHARE OPERATING PERFORMANCE                   2003               2002          2001(a)          2000(a)          1999(a)
 Net asset value, beginning of year        $      11.41       $      12.84     $      14.52     $      12.54     $      13.79
 INCOME FROM INVESTMENT OPERATIONS:
 Net investment income (loss)                      (.08)              (.08)            (.06)             .01             (.01)
 Net realized and unrealized gain
   (loss) on investment transactions               4.39              (1.35)           (1.62)            1.97              .29
 Total from investment operations                  4.31              (1.43)           (1.68)            1.98              .28
 LESS DISTRIBUTIONS:
 Distributions from net realized gains               --                 --               --               --            (1.53)
 Net asset value, end of year              $      15.72       $      11.41     $      12.84     $      14.52     $      12.54
 Total return(b)                                  37.77%            (11.14)%         (11.57)%          15.70%            1.48%

 RATIOS/SUPPLEMENTAL DATA
 Net assets, end of year (000)             $    281,920       $    216,956     $    259,762     $    291,869     $    319,779
 Average net assets (000)                  $    240,794       $    286,120     $    286,251     $    284,681     $    360,707
 RATIOS TO AVERAGE NET ASSETS:
 Expenses, including distribution
   fees and service (12b-1) fees(c)                1.32%              1.22%            1.31%            1.37%            1.27%
 Expenses, excluding distribution
   fees and service (12b-1) fees                   1.07%               .97%            1.06%            1.12%            1.02%
 Net investment income (loss)                      (.60)%             (.53)%           (.45)%            .04%            (.09)%
 FOR CLASS A, B, C AND Z SHARES:
 Portfolio turnover rate                             51%                72%              83%              92%              39%


(a)  Calculated based upon average shares outstanding during the year.

(b) Total return does not consider effects of sales loads. Total return is calculated assuming a purchase of shares on the first day and a sale on the last day of each year reported and includes reinvestment of dividends and distributions.
(c) The Distributor of the Fund has contractually agreed to limit its distribution and service (12b-1) fees to .25 of 1% of the average daily net assets of the class A shares.

CLASS B SHARES

The financial highlights were part of the financial statements audited by PricewaterhouseCoopers LLP, independent auditors, whose report was unqualified.



CLASS B SHARES (FISCAL YEARS ENDED 9-30)
 PER SHARE OPERATING PERFORMANCE                   2003               2002          2001(a)          2000(a)          1999(a)
 Net asset value, beginning of year        $      10.03       $      11.38     $      12.97     $      11.28     $      12.63
 INCOME FROM INVESTMENT OPERATIONS:
 Net investment loss                               (.17)              (.18)            (.15)            (.08)            (.10)
 Net realized and unrealized gain
   (loss) on investment transactions               3.86              (1.17)           (1.44)            1.77              .28
 Total from investment operations                  3.69              (1.35)           (1.59)            1.69              .18
 LESS DISTRIBUTIONS:
 Distributions from net realized gains               --                 --               --               --            (1.53)
 Net asset value, end of year              $      13.72       $      10.03     $      11.38     $      12.97     $      11.28
 Total return(b)                                  36.79%            (11.86)%         (12.26)%          14.88%             .74%

 RATIOS/SUPPLEMENTAL DATA
 Net assets, end of year (000)             $    103,475       $    100,894     $    132,990     $    199,149     $    335,013
 Average net assets (000)                  $     96,667       $    143,748     $    167,639     $    250,061     $    444,747
 RATIOS TO AVERAGE NET ASSETS:
 Expenses, including distribution
   fees and service (12b-1) fees                   2.07%              1.97%            2.06%            2.12%            2.02%
 Expenses, excluding distribution
   fees and service (12b-1) fees                   1.07%               .97%            1.06%            1.12%            1.02%
 Net investment income (loss)                     (1.35)%            (1.28)%          (1.21)%           (.69)%           (.82)%


(a)  Calculated based upon average shares outstanding during the year.

(b) Total return does not consider effects of sales loads. Total return is calculated assuming a purchase of shares on the first day and a sale on the last day of each year reported and includes reinvestment of dividends and distributions.

CLASS C SHARES

The financial highlights were part of the financial statements audited by PricewaterhouseCoopers LLP, independent auditors, whose report was unqualified.



CLASS C SHARES (FISCAL YEARS ENDED 9-30)
 PER SHARE OPERATING PERFORMANCE                   2003               2002          2001(a)          2000(a)          1999(a)
 Net asset value, beginning of year        $      10.03       $      11.38     $      12.97     $      11.28     $      12.63
 INCOME FROM INVESTMENT OPERATIONS:
 Net investment loss                               (.17)              (.18)            (.15)            (.08)            (.10)
 Net realized and unrealized gain
   (loss) on investment transactions               3.86              (1.17)           (1.44)            1.77              .28
 Total from investment operations                  3.69              (1.35)           (1.59)            1.69              .18
 LESS DISTRIBUTIONS:
 Distributions from net realized gains               --                 --               --               --            (1.53)
 Net asset value, end of year              $      13.72       $      10.03     $      11.38     $      12.97     $      11.28
 Total return(b)                                  36.79%            (11.86)%         (12.26)%          14.88%             .74%

 RATIOS/SUPPLEMENTAL DATA
 Net assets, end of year (000)             $     17,612       $     14,989     $     18,847     $     19,236     $     25,207
 Average net assets (000)                  $     15,375       $     20,812     $     19,433     $     20,159     $     27,813
 RATIOS TO AVERAGE NET ASSETS:
 Expenses, including distribution
   fees and service (12b-1) fees                   2.07%              1.97%            2.06%            2.12%            2.02%
 Expenses, excluding distribution
   fees and service (12b-1) fees                   1.07%               .97%            1.06%            1.12%            1.02%
 Net investment loss                              (1.34)%            (1.28)%          (1.21)%           (.70)%           (.83)%


(a)  Calculated based upon average shares outstanding during the year.

(b) Total return does not consider effects of sales loads. Total return is calculated assuming a purchase of shares on the first day and a sale on the last day of each year reported and includes reinvestment of dividends and distributions.

CLASS Z SHARES

The financial highlights were part of the financial statements audited by PricewaterhouseCoopers LLP, independent auditors, whose report was unqualified.



CLASS Z SHARES (FISCAL YEARS ENDED 9-30)
 PER SHARE OPERATING PERFORMANCE                   2003               2002          2001(a)          2000(a)          1999(a)
 Net asset value, beginning of year        $      11.64       $      13.07     $      14.74     $      12.70     $      13.92
 INCOME FROM INVESTMENT OPERATIONS:
 Net investment income (loss)                      (.05)              (.04)            (.03)             .04              .02
 Net realized and unrealized gain
   (loss) on investment transactions               4.48              (1.39)           (1.64)            2.00              .29
 Total from investment operations                  4.43              (1.43)           (1.67)            2.04              .31
 LESS DISTRIBUTIONS:
 Distributions from net realized gains               --                 --               --               --            (1.53)
 Net asset value, end of year              $      16.07       $      11.64     $      13.07     $      14.74     $      12.70
 Total return(b)                                  38.06%            (10.94)%         (11.33)%          15.97%            1.70%

 RATIOS/SUPPLEMENTAL DATA
 Net assets, end of year (000)             $     83,754       $     67,858     $     81,911     $    105,656     $    105,355
 Average net assets (000)                  $     73,512       $     91,573     $     99,657     $     98,623     $    131,013
 RATIOS TO AVERAGE NET ASSETS:
 Expenses, including distribution
   fees and service (12b-1) fees                   1.07%               .97%            1.06%            1.12%            1.02%
 Expenses, excluding distribution
   fees and service (12b-1) fees                   1.07%               .97%            1.06%            1.12%            1.02%
 Net investment income                             (.35)%             (.28)%           (.21)%            .29%             .16%


(a)  Calculated based upon average shares outstanding during the year.
(b) Total return is calculated assuming a purchase of shares on the first day and a sale on the last day of each year reported and includes reinvestment of dividends and distributions.

NOTES

NOTES

NOTES

NOTES

NOTES

FOR MORE INFORMATION
Please read this prospectus before you invest in the Fund and keep it for future reference. For information or shareholder questions contact:


- MAIL

  Prudential Mutual
  Fund Services LLC
  PO Box 8098
  Philadelphia, PA 19101


- TELEPHONE
  (800) 225-1852
  (732) 482-7555 (from
  outside the U.S.)


- WEBSITES
  www.jennisondryden.com
  www.strategicpartners.com


- Outside Brokers should contact:

  Prudential Investment Management
  Services LLC
  PO Box 8310
  Philadelphia, PA 19101


- TELEPHONE
  (800) 778-8769

You can also obtain copies of Fund documents from the Securities and Exchange Commission as follows:

- MAIL
  Securities and Exchange Commission
  Public Reference Section
  Washington, DC 20549-0102

- ELECTRONIC REQUEST
  publicinfo@sec.gov
  Note: The SEC charges a fee to copy documents

- IN PERSON
  Public Reference Room in Washington, DC
  For hours of operation, call (202) 942-8090

- VIA THE INTERNET
  on the EDGAR database at http://www.sec.gov

Additional information about the Fund can be obtained without charge and can be found in the following documents:

- STATEMENT OF ADDITIONAL INFORMATION (SAI)
  (incorporated by reference into this prospectus)

- ANNUAL REPORT
  (contains a discussion of the market conditions and investment strategies that significantly affected the Fund's performance during the last fiscal year)

- SEMI-ANNUAL REPORT

Fund Symbols

SHARE CLASS          A            B            C            Z
Nasdaq               PGOAX        CHNDX        PSCCX        PSCZX
CUSIP                47629P106    47629P205    47629P304    47629P403

MF109A                                  Investment Company Act File No. 811-3084

                        JENNISON SMALL COMPANY FUND, INC.


                       Statement of Additional Information

                                November 26, 2003

     Jennison Small Company Fund, Inc. (the Fund), is an open-end, diversified, management investment company whose investment objective is capital growth. The Fund intends to invest at least 80% of its net assets plus borrowings for investment purposes (investable assets) in common stocks of small, less well known U.S. companies that typically have above average growth prospects and whose market value, in the investment adviser's view, is temporarily low relative to the companies' earnings, assets, cash flow and price/book value. The Fund's purchase and sale of put and call options and related short-term trading may be considered speculative and may result in higher risks and costs to the Fund. The Fund also may buy and sell options on stocks, stock indexes and foreign currencies, foreign currency forward contracts and futures contracts on stock indexes and foreign currencies and options thereon in accordance with the limits described herein. There can be no assurance that the Fund's investment objective will be achieved. See "Description of the Fund, Its Investments and Risks."


     The Fund's address is Gateway Center Three, 100 Mulberry Street, Newark, New Jersey 07102-4077, and its telephone number is (800) 225-1852.


     This Statement of Additional Information (SAI) is not a prospectus and should be read in conjunction with the Fund's Prospectus, dated November 26, 2003 (the Prospectus). A copy of the Prospectus may be obtained, at no charge, from the Fund upon request at the address or telephone number noted above. The Fund's audited financial statements for the fiscal year ended September 30, 2003 are incorporated in this SAI by reference to the Fund's 2003 annual report to shareholders (File No. 811-3084). You may obtain a copy of the Fund's annual report at no charge by request to the Fund at the address or telephone number noted above.


                                TABLE OF CONTENTS


                                                                                                   PAGE
                                                                                                   ----
Fund History                                                                                       B-2
Description of the Fund, Its Investments and Risks                                                 B-2
Investment Restrictions                                                                            B-14
Management of the Fund                                                                             B-16
Control Persons and Principal Holders of Securities                                                B-22
Investment Advisory and Other Services                                                             B-23
Brokerage Allocation and Other Practices                                                           B-28
Capital Shares, Other Securities and Organization                                                  B-29
Purchase, Redemption and Pricing of Fund Shares                                                    B-30
Shareholder Investment Account                                                                     B-39
Net Asset Value                                                                                    B-43
Taxes, Dividends and Distributions                                                                 B-45
Performance Information                                                                            B-47
Financial Statements                                                                               B-49
Appendix I--General Investment Information                                                         I-1
Appendix II--Historical Performance Data                                                           II-1
Appendix III--Description of Proxy Voting Policies and Recordkeeping Procedures                    III-1



MF109B

                                  FUND HISTORY


     The Fund was established as a Maryland corporation on July 28, 1980. By an amendment to the Fund's Articles of Incorporation filed with the Maryland Secretary of State on June 10, 1996, the Fund's name was changed from Prudential Growth Opportunity Fund, Inc. (originally, the Fund's name was Prudential-Bache Growth Opportunity Fund, Inc.), to Prudential Small Companies Fund, Inc. Effective May 30, 1997, the Fund's name was changed from Prudential Small Companies Fund, Inc. to Prudential Small Company Value Fund, Inc. The Fund's name was changed from Prudential Small Company Value Fund, Inc. to Prudential Small Company Fund, Inc. effective May 30, 2000. Shareholders of the Fund approved changing the Fund's name to Jennison Small Company Fund, Inc. from Prudential Small Company Fund, Inc., on September 12, 2003.


               DESCRIPTION OF THE FUND, ITS INVESTMENTS AND RISKS

     CLASSIFICATION. The Fund is an open-end, diversified, management investment company.


     INVESTMENT STRATEGIES, POLICIES AND RISKS. The Fund's investment objective is capital growth. It attempts to achieve that objective by investing in common stocks of small, less well known U.S. companies that typically have above average growth prospects and whose market value, in the investment adviser's view, is temporarily low relative to those growth prospects or relative to the companies' earnings, assets, cash flow and price/book value. This section describes the Fund's principal and non-principal investment strategies and risks.

     The Fund generally invests at least 80% of its investable assets in common stocks of small companies, that is, those with a market capitalization less than the largest market capitalization found in the Standard & Poor's SmallCap 600 Index. Market capitalization is measured at the time of initial purchase. Companies in which the Fund is likely to invest may have limited product lines, markets or financial resources and may lack management depth. The securities of these companies may have limited marketability and may be subject to more abrupt or erratic market movements than securities of larger, more established companies or the market averages in general. Dividend income is of incidental importance, and the Fund may invest in securities that do not produce any dividend income. The Fund may invest up to 20% of its investable assets in the securities of any issuers without regard to their size or the market capitalization of their common stock. There can be no assurance that the Fund's investment objective will be achieved.


     The investment adviser believes that, in seeking to attain capital appreciation, it is important to attempt to minimize losses. Accordingly, the investment adviser will attempt to anticipate periods when stock prices generally decline. When, in the investment adviser's judgment, such a period is imminent, the Fund will take defensive measures, such as investing all or part of the Fund's assets in money market instruments during this period. The Fund may also engage in various derivative transactions, such as the purchase and sale of options on stocks, stock indexes and foreign currencies, the purchase and sale of foreign currency forward contracts and futures contracts on stock indexes and foreign currencies and options thereon to hedge its portfolio and to attempt to enhance return.

EQUITY-RELATED SECURITIES


     The equity-related securities in which the Fund may invest include common stocks, preferred stocks, securities convertible into or exchangeable for common stocks or preferred stocks, equity investments in partnerships, joint ventures, other forms of non-corporate investments, American Depositary Receipts (ADRs), American Depositary Shares (ADSs) and warrants and rights exercisable for equity securities.


     CONVERTIBLE SECURITIES. The Fund may invest in preferred stocks or debt securities that either have warrants attached or are otherwise convertible into common stocks. A convertible security is typically a corporate bond (or preferred stock) that may be converted at a stated price within a specified period of time into a specified number of shares of common stock of the same or a different issuer. Convertible securities generally are senior to common stocks in a corporation's capital structure but usually are subordinated to similar non-convertible securities. While providing a fixed income stream (generally higher in yield than the income derivable from a common stock but lower than that afforded by a similar non-convertible security), a convertible security also affords an investor the opportunity, through its conversion feature, to participate in capital appreciation dependent upon a market price advance in the convertible security's underlying common stock. Convertible securities also include preferred stock, which is technically an equity security.

     In general, the market value of a convertible security is at least the higher of its "investment value" (that is, its value as a fixed-income security) or its "conversion value" (that is, its value upon conversion into its underlying common stock). A convertible security tends to increase in market value when interest rates decline and tends to decrease in value when interest rates rise. However, the price of a convertible security also is influenced by the market value of the security's underlying common stock. The price of a convertible security tends to increase as the market value of the underlying stock rises, whereas it tends to decrease as the market value of the underlying stock declines. While no securities investment is without some risk, investments in convertible securities generally entail less risk than investments in the common stock of the same issuer.

     STRUCTURED NOTES. The Fund may invest up to 5% of its total assets in structured notes. The values of the structured notes in which the Fund will invest are linked to equity securities or equity indices ("reference instruments"). These notes differ from other types of debt securities in several respects. The interest rate or principal amount payable at maturity may vary based on changes in the value of the equity security or index. A structured note may be positively or negatively indexed; that is, its value or interest rate may increase or decrease if the value of the reference instrument increases. Similarly, its value may increase or decrease if the value of the reference instrument decreases. Further, the change in the principal amount payable with respect to, or the interest rate of, a structured note may be a multiple of the percentage change (positive or negative) in the value of the underlying reference instrument(s).


     Investments in structured notes involve certain risks, including the credit risk of the issuer and the normal risks of price changes in response to changes in interest rates. Further, in the case of certain structured notes, a decline or increase in the value of the reference instrument may cause the interest rate to be reduced to zero, and any further declines or increases in the reference instrument may then reduce the principal amount payable on maturity. The percentage by which the value of the structured note decreases may be far greater than the percentage by which the value of the reference instrument increases or decreases. Finally, these securities may be less liquid than other types of securities, and may be more volatile than their underlying reference instruments.


     AMERICAN DEPOSITARY RECEIPTS AND AMERICAN DEPOSITARY SHARES. ADRs and ADSs are U.S. dollar-denominated certificates or shares issued by a United States bank or trust company and represent the right to receive securities of a foreign issuer deposited in a domestic bank or foreign branch of a United States bank and traded on a United States exchange or in the over-the-counter market. Generally, ADRs and ADSs are in registered form. There are no fees imposed on the purchase or sale of ADRs and ADSs when purchased from the issuing bank or trust company in the initial underwriting, although the issuing bank or trust company may impose charges for the collection of dividends and the conversion of ADRs and ADSs into the underlying securities. Investment in ADRs and ADSs has certain advantages over direct investment in the underlying foreign securities since: (1) ADRs and ADSs are denominated in U.S. dollars, registered domestically, easily transferable, and have readily available market quotations; and (2) issuers whose securities are represented by ADRs and ADSs usually are subject to auditing, accounting, and financial reporting standards comparable to those of domestic issuers.


     WARRANTS AND RIGHTS. A warrant gives its holder the right to subscribe by a specified date to a stated number of shares of stock of the issuer at a fixed price. Warrants tend to be more volatile than the underlying stock, and if, at a warrant's expiration date the stock is trading at a price below the price set in the warrant, the warrant will expire worthless. Conversely, if at the expiration date, the underlying stock is trading at a price higher than the price set in the warrant, the Fund can acquire the stock at a price below its market value. Rights are similar to warrants but normally have a shorter duration and are distributed directly by the issuer to shareholders. Rights and warrants have no voting rights, receive no dividends and have no other shareholder rights with respect to the corporation issuing them.


     REAL ESTATE INVESTMENT TRUSTS. The Fund may invest in securities of real estate investment trusts or REITs. Unlike corporations, REITs do not have to pay income taxes if they meet certain requirements of the Internal Revenue Code of 1986, as amended (Internal Revenue Code). To qualify, a REIT must comply with several requirements relating to its organization, ownership, assets and income and a requirement that it distribute at least 90% of its taxable income to its shareholders. REITs offer investors greater liquidity and diversification than direct ownership of a handful of properties, as well as greater income potential than an investment in common stocks, but like any investment in real estate, a REIT's performance depends on several factors, such as its ability to find tenants for its properties, to renew leases and to finance property purchases and renovations.

FOREIGN SECURITIES

     The Fund may invest up to 15% of its total assets in foreign equity and debt securities. For purposes of this limitation, ADRs and ADSs are not deemed to be foreign securities. In many instances, foreign securities may provide higher yields but may be subject to greater fluctuations in price than securities of domestic issuers which have similar maturities or quality.

     Investing in securities of foreign companies and countries involves certain considerations and risks that are not typically associated with investing in U.S. government securities and securities of domestic companies. There may be less publicly available information about a foreign issuer than a domestic one, and foreign companies are not generally subject to uniform accounting, auditing and financial standards and requirements comparable to those applicable to U.S. companies. There may also be less government supervision and regulation of foreign securities exchanges, brokers and listed companies than exists in the United States. Interest and dividends paid by foreign issuers may be subject to withholding and other foreign taxes, which may decrease the net return on such investments as compared to dividends and interest paid to the Fund by domestic companies or the U.S. government. There may be the possibility of expropriations, seizure or nationalization of foreign deposits, confiscatory taxation, political, economic or social instability or diplomatic developments that could affect assets of the Fund held in foreign countries. Finally, the establishment of exchange controls or other foreign governmental laws or restrictions could adversely affect the payment of obligations.

     To the extent the Fund's currency exchange transactions do not fully protect the Fund against adverse changes in currency exchange rates, decreases in the value of currencies of the foreign countries in which the Fund will invest relative to the U.S. dollar will result in a corresponding decrease in the U.S. dollar value of the Fund's assets denominated in those currencies (and possibly a corresponding increase in the amount of securities required to be liquidated to meet distribution requirements). Conversely, increases in the value of currencies of the foreign countries in which the Fund invests relative to the U.S. dollar will result in a corresponding increase in the U.S. dollar value of the Fund's assets (and possibly a corresponding decrease in the amount of securities to be liquidated).

     There may be less publicly available information about foreign companies and governments compared to reports and ratings published about U.S. companies. Foreign securities markets have substantially less volume than the New York Stock Exchange and securities of some foreign companies are less liquid and more volatile than securities of comparable U.S. companies. Brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States.


RISK MANAGEMENT AND RETURN ENHANCEMENT STRATEGIES


     The Fund also may engage in various portfolio strategies, including using derivatives, to seek to reduce certain risks of its investments and to attempt to enhance return but not for speculation. These strategies currently include the use of options on stocks, stock indexes and foreign currencies. The Fund also may purchase futures contracts on foreign currencies and stock indexes and options thereon. The Fund's ability to use these strategies may be limited by various factors, such as market conditions, regulatory limits and tax considerations and there can be no assurance that any of these strategies will succeed. The Fund, and thus its investors, may lose money through any unsuccessful use of these strategies. If new financial products and risk management techniques are developed, the Fund may use them to the extent consistent with its investment objective and policies.

LIMITATIONS ON PURCHASE AND SALE OF STOCK OPTIONS, OPTIONS ON STOCK INDEXES AND STOCK INDEX FUTURES

     CALL OPTIONS ON STOCK. The Fund may, from time to time, write (that is, sell) call options on its portfolio securities. The Fund may only write call options which are "covered," meaning that the Fund (1) owns an offsetting position in the underlying security or (2) segregates cash or other liquid assets in an amount equal to or greater than its obligation under the option. Under the first circumstance, the Fund's losses are limited because it owns the underlying position; under the second circumstance, in the case of a written call option, the Fund's losses are potentially unlimited. There is no limitation on the amount of call options the Fund may write. In addition, the Fund will not permit the call to become uncovered prior to the expiration of the option or termination through a closing purchase transaction as described below. The Fund may write put and call options to generate additional income through the receipt of premiums, purchase put options in an effort to protect the value of securities that it owns against a decline in market value and purchase call options in an effort to protect against an increase in the price of securities (or currencies) it intends to purchase. The Fund may also purchase put and call options to offset previously written put and call options of the same series.

     A call option on equity securities gives the purchaser, in exchange for a premium paid, the right for a specified period of time to purchase the securities subject to the option at a specified price (the "exercise price" or "strike price"). The writer of a call option, in return for the premium, has the obligation, upon exercise of the option, to deliver, depending upon the terms of the option contract, the underlying securities to the purchaser upon receipt of the exercise price. The Fund's obligation to deliver the underlying security against payment of the exercise price would terminate either upon expiration of the option or earlier if the Fund were to effect a "closing purchase transaction" through the purchase of an equivalent option on an exchange. There can be no assurance that a closing purchase transaction can be effected.

     In order to write a call option on an exchange, the Fund is required to comply with the rules of The Options Clearing Corporation and the various exchanges with respect to collateral requirements. The Fund may not purchase call options except in connection with a closing purchase transaction. It is possible that the cost of effecting a closing purchase transaction may be greater than the premium received by the Fund for writing the option.

     Generally, the investment adviser intends to write listed covered call options during periods when it anticipates declines in the market values of portfolio securities because the premiums received may offset to some extent the decline in the Fund's net asset value (NAV) occasioned by such declines in market value. Except as part of the "sell discipline" described below, the investment adviser will generally not write listed covered call options when it anticipates that the market values of the Fund's portfolio securities will increase.

     One reason for the Fund to write call options is as part of a "sell discipline." If the investment adviser decides that a portfolio security would be overvalued and should be sold at a certain price higher than the current price, the Fund could write an option on the stock at the higher price. Should the stock subsequently reach that price and the option be exercised, the Fund would, in effect, have increased the selling price of that stock, which it would have sold at that price in any event, by the amount of the premium. In the event the market price of the stock declined and the option were not exercised, the premium would offset all or some portion of the decline. It is possible that the price of the stock could increase beyond the exercise price; in that event, the Fund would forego the opportunity to sell the stock at that higher price.

     In addition, call options may be used as part of a different strategy in connection with sales of portfolio securities. If, in the judgment of the investment adviser, the market price of a stock is overvalued and it should be sold, the Fund may elect to write a call option with an exercise price substantially below the current market price. As long as the value of the underlying security remains above the exercise price during the term of the option, the option will, in all probability, be exercised, in which case the Fund will be required to sell the stock at the exercise price. If the sum of the premium and the exercise price exceeds the market price of the stock at the time the call option is written, the Fund would, in effect, have increased the selling price of the stock. The Fund would not write a call option in these circumstances if the sum of the premium and the exercise price were less than the current market price of the stock.

     PUT OPTIONS ON STOCK. The Fund also may write listed put options. A put option on equity securities gives the purchaser, in return for a premium, the right, for a specified period of time, to sell the securities subject to the option to the writer of the put at the specified exercise price. The writer of the put option, in return for the premium, has the obligation, upon exercise of the option, to acquire the securities underlying the option at the exercise price. The Fund as the writer of a put option might, therefore, be obligated to purchase underlying securities for more than their current market price.

     Writing listed put options is a useful portfolio investment strategy when the Fund has cash or other reserves available for investment as a result of sales of Fund shares or, more importantly, because the investment adviser believes a more defensive and less fully invested position is desirable in light of market conditions. If the Fund wishes to invest its cash or reserves in a particular security at a price lower than current market value, it may write a put option on that security at an exercise price which reflects the lower price it is willing to pay. The buyer of the put option generally will not exercise the option unless the market price of the underlying security declines to a price near or below the exercise price. If the Fund writes a listed put, the price of the underlying stock declines and the option is exercised, the premium, net of transaction charges, will reduce the purchase price paid by the Fund for the stock. The price of the stock may decline by an amount in excess of the premium, in which event the Fund would have foregone an opportunity to purchase the stock at a lower price.

     If, prior to the exercise of a put option, the investment adviser determines that it no longer wishes to invest in the stock on which the put option had been written, the Fund may be able to effect a closing purchase transaction on an exchange by purchasing a put option of the same series as the one which it has previously written. The cost of effecting a closing purchase transaction may be greater than the premium received on writing the put option and there is no guarantee that a closing purchase transaction can be effected.

     At the time a put option is written, the Fund will be required to segregate until the put is exercised or has expired, with its custodian, State Street Bank and Trust Company (the Custodian), cash or other liquid assets, marked-to-market daily, equal in value to the amount the Fund will be obligated to pay upon exercise of the put option.

     STOCK INDEX OPTIONS. Except as described below, the Fund will write call options on indexes only if on such date it holds a portfolio of stocks at least equal to the value of the index times the multiplier times the number of contracts. When the Fund writes a call option on a broadly-based stock market index, the Fund will segregate or pledge to a broker as collateral for the option, cash or other liquid assets, marked-to-market daily, with a market value at the time the option is written of not less than 100% of the current index value times the multiplier times the number of contracts.

     If the Fund has written an option on an industry or market segment index, it will segregate with the Fund's Custodian or pledge to a broker as collateral for the option, at least ten "qualified securities," which are securities of an issuer in such industry or market segment, with a market value at the time the option is written of not less than 100% of the current index value times the multiplier times the number of contracts. Those securities will include stocks which represent at least 50% of the weighting of the industry or market segment index and will represent at least 50% of the Fund's holdings in that industry or market segment. No individual security will represent more than 25% of the amount so segregated or pledged. If at the close of business on any day the market value of such qualified securities so segregated or pledged falls below 100% of the current index value times the multiplier times the number of contracts, the Fund will segregate or pledge an amount in cash or other liquid assets equal in value to the difference. In addition, when the Fund writes a call on an index which is in-the-money at the time the call is written, the Fund will segregate with the Custodian or pledge to the broker as collateral cash or other liquid assets, marked-to-market daily, equal in value to the amount by which the call is in-the-money times the multiplier times the number of contracts. Any amount segregated pursuant to the foregoing sentence may be applied to the Fund's obligation to segregate additional amounts in the event that the market value of the qualified securities falls below 100% of the current index value times the multiplier times the number of contracts. A "qualified security" is an equity security that is listed on a national securities exchange or listed on the National Association of Securities Dealers Automated Quotation System against which the Fund has not written a stock call option and which has not been hedged by the Fund by the sale of stock index futures. However, if the Fund holds a call on the same index as the call written where the exercise price of the call held is equal to or less than the exercise price of the call written or greater than the exercise price of the call written if the difference is segregated by the Fund in cash or other liquid assets with the Fund's Custodian, it will not be subject to the requirements described in this paragraph.

     STOCK INDEX FUTURES. The Fund will engage in transactions in stock index futures contracts as a hedge against changes resulting from market conditions in the values of securities which are held in the Fund's portfolio or which it intends to purchase. The Fund will engage in those transactions when they are economically appropriate for the reduction of risks inherent in the ongoing management of the Fund or for return enhancement. The Fund may not purchase or sell stock index futures if, immediately thereafter, more than one-third of its net assets would be hedged and, in addition, except as described above in the case of a call written and held on the same index, will write call options on indices or sell stock index futures only if the amount resulting from the multiplication of the then current level of the index (or indexes) upon which the option or future contract(s) is based, the applicable multiplier(s), and the number of futures or options contracts which would be outstanding, would not exceed one-third of the value of the Fund's net assets. In instances involving the purchase of stock index futures contracts by the Fund, an amount of cash or other liquid assets, marked-to-market daily, having a value equal to the market value of the futures contracts, will be segregated with the Fund's Custodian, a futures commissions merchant, and/or in a margin account with a broker to collateralize the position and thereby insure that the use of such futures is unleveraged.

     Under regulations of the Commodity Exchange Act, investment companies registered under the Investment Company Act of 1940, as amended (the 1940 Act), are exempt from the definition of "commodity pool operator," provided all of the Fund's commodity futures or commodity options transactions constitute bona fide hedging transactions within the meaning of the regulations of the Commodity Futures Trading Commission (CFTC). The Fund will use stock index futures and options on futures as described herein in a manner consistent with this requirement.

     RISKS OF TRANSACTIONS IN STOCK OPTIONS. Writing options involves the risk that there will be no market in which to effect a closing transaction. An option position may be closed out only on an exchange which provides a secondary market for an option of the same series. Although the Fund will generally write only those options for which there appears to be an active secondary market, there is no assurance that a liquid secondary market on an exchange will exist for any particular option, or at any particular time, and for some options no secondary market on an exchange may exist. If the Fund, as a covered call option writer, is unable to effect a closing purchase transaction in a secondary market, it will not be able to sell the underlying security until the option expires or it delivers the underlying security upon exercise. The Fund, and thus its investors, may lose money if the Fund is unsuccessful in its use of these strategies.

     RISKS OF OPTIONS ON INDEXES. The Fund's purchase and sale of options on indexes will be subject to risks described above under "Risks of Transactions in Stock Options." In addition, the distinctive characteristics of options on indexes create certain risks that are not present with stock options.

     Because the value of an index option depends upon movements in the level of the index rather than the price of a particular stock, whether the Fund will realize a gain or loss on the purchase or sale of an option on an index depends upon movements in the level of stock prices in the stock market generally or in an industry or market segment rather than movements in the price of a particular stock. Accordingly, successful use by the Fund of options on indexes would be subject to the investment adviser's ability to predict correctly movements in the direction of the stock market generally or of a particular industry. This requires different skills and techniques than predicting changes in the price of individual stocks.

     Index prices may be distorted if trading of certain stocks included in the index is interrupted. Trading in the index options also may be interrupted in certain circumstances, such as if trading were halted in a substantial number of securities included in the index. If this occurred, the Fund would not be able to close out options that it had purchased or written and, if restrictions on exercise were imposed, may be unable to exercise an option it holds, which could result in substantial losses to the Fund.

It is the Fund's policy to purchase or write options only on indexes that include a number of stocks sufficient to minimize the likelihood of a trading halt in the index.

     Although the markets for certain index option contracts have developed rapidly, the markets for other index options are still relatively illiquid. The ability to establish and close out positions on those options will be subject to the development and maintenance of a liquid secondary market. It is not certain that this market will develop in all index option contracts. The Fund will not purchase or sell any index option contract unless and until, in the investment adviser's opinion, the market for those options has developed sufficiently that the risk in connection with those transactions is no greater than the risk in connection with options on stocks.

     SPECIAL RISKS OF WRITING CALLS ON INDEXES. Because exercises of index options are settled in cash, a call writer like the Fund cannot determine the amount of its settlement obligations in advance and, unlike call writing on specific stocks, cannot provide in advance for, or cover, its potential settlement obligations by acquiring and holding the underlying securities. However, the Fund will write call options on indices only under the circumstances described above under "Limitations on Purchase and Sale of Stock Options, Options on Stock Indexes and Stock Index Futures."

     Price movements in the Fund's portfolio probably will not correlate precisely with movements in the level of the index and, therefore, the Fund bears the risk that the price of the securities held by the Fund may not increase as much as the index. In that event, the Fund would bear a loss on the call that is not completely offset by movements in the price of the Fund's portfolio. It also is possible that the index may rise when the Fund's portfolio of stocks does not rise. If this occurred, the Fund would experience a loss on the call that is not offset by an increase in the value of its portfolio and might also experience a loss in its portfolio. However, because the value of a diversified portfolio will, over time, tend to move in the same direction as the market, movements in the value of the Fund in the opposite direction as the market would be likely to occur for only a short period or to a small degree.

     Unless the Fund has other liquid assets which are sufficient to satisfy the exercise of a call, the Fund would be required to liquidate portfolio securities in order to satisfy the exercise. Because an exercise must be settled within hours after receiving the notice of exercise, if the Fund fails to anticipate an exercise, it may have to borrow (in amounts not exceeding 331/3% of the Fund's total assets) pending settlement of the sale of securities in its portfolio and would incur interest charges thereon.

     When the Fund has written a call, there also is a risk that the market may decline between the time the Fund has a call exercised against it, at a price which is fixed as of the closing level of the index on the date of exercise, and the time the Fund is able to sell stocks in its portfolio. As with stock options, the Fund will not learn that an index option has been exercised until the day following the exercise date but, unlike a call on stock where the Fund would be able to deliver the underlying securities in settlement, the Fund may have to sell part of its stock portfolio in order to make settlement in cash, and the price of those securities might decline before they can be sold. This timing risk makes certain strategies involving more than one option substantially more risky with index options than with stock options. For example, even if an index call that the Fund has written is "covered" by an index call held by the Fund with the same strike price, the Fund will bear the risk that the level of the index may decline between the close of trading on the date the exercise notice is filed with the clearing corporation and the close of trading on the date the Fund exercises the call it holds or the time the Fund sells the call, which in either case would occur no earlier than the day following the day the exercise notice was filed.

     SPECIAL RISKS OF PURCHASING PUTS AND CALLS ON INDEXES. If the Fund holds an index option and exercises it before final determination of the closing index value for that day, it runs the risk that the level of the underlying index may change before closing. If such a change causes the exercised option to fall out-of-the-money, the Fund will be required to pay the difference between the closing index value and the exercise price of the option (times the applicable multiple) to the assigned writer. Although the Fund may be able to minimize this risk by withholding exercise instructions until just before the daily cut off time or by selling rather than exercising an option when the index level is close to the exercise price, it may not be possible to eliminate this risk entirely because the cut off times for index options may be earlier than those fixed for other types of options and may occur before definitive closing index values are announced.

     ADDITIONAL RISKS OF PURCHASING OTC OPTIONS. Purchase and sale of OTC options subject the Fund to risks not present with exchange traded options. OTC options also are subject to certain additional risks. It is not possible to effect a closing transaction in OTC options in the same manner as listed options because a clearing corporation is not interposed between the buyer and seller of the option. In order to terminate the obligation represented by an OTC option, the holder must agree to the termination of the OTC option and may be unable or unwilling to do so on terms acceptable to the writer. In any event, a cancellation, if agreed to, may require the writer to pay a premium to the counterparty. Although it does not eliminate counterparty risk, the Fund may be able to eliminate the market risk of an option it has written by writing or purchasing an offsetting position with the same or another counterparty. However, the Fund would remain exposed to each counterparty's credit risk on the call or put option until such option is exercised or expires. There is no guarantee that the Fund will be able to write put or call options, as the case may be, that will effectively offset an existing position.

     OTC options are issued in privately negotiated transactions exempt from registration under the Securities Act of 1933, as amended (Securities Act), and, as a result, are generally subject to substantial legal and contractual limitations on sale. As a result, there is no secondary market for OTC options and the staff of the Securities and Exchange Commission (the SEC or Commission) has taken the position that OTC options held by an investment company, as well as securities used to cover OTC options written by one, are illiquid securities, unless the Fund and its counterparty have provided for the Fund at its option to unwind the option. Such provisions ordinarily involve the payment by the Fund to the counterparty to compensate it for the economic loss caused by an early termination. In the absence of a negotiated unwind provision, the Fund may be unable to terminate its obligation under a written option or to enter into an offsetting transaction eliminating its market risk.

     There currently are legal and regulatory limitations on the Fund's purchase or sale of OTC options. These limitations are not fundamental policies of the Fund and the Fund's obligation to comply with them could be changed without approval of the Fund's shareholders in the event of modification or elimination of those laws or regulations in the future.

     There can be no assurance that the Fund's use of OTC options will be successful and the Fund may incur losses in connection with the purchase and sale of OTC options.

RISKS OF OPTIONS ON FOREIGN CURRENCIES

     The Fund may purchase and write put and call options on foreign currencies traded on securities exchanges or boards of trade (foreign and domestic) for hedging purposes in a manner similar to that in which foreign currency forward contracts and futures contracts on foreign currencies will be employed. Options on foreign currencies are similar to options on stock, except that the Fund has the right to take or make delivery of a specified amount of foreign currency, rather than stock.

     The Fund may purchase and write options to hedge the Fund's portfolio securities denominated in foreign currencies. If there is a decline in the dollar value of a foreign currency in which the Fund's portfolio securities are denominated, the dollar value of such securities will decline even though the foreign currency value remains the same. To hedge against the decline of the foreign currency, the Fund may purchase put options on that foreign currency. If the value of the foreign currency declines, the gain realized on the put option would offset, in whole or in part, the adverse effect such decline would have on the value of the portfolio securities. Alternatively, the Fund may write a call option on the foreign currency. If the value of the foreign currency declines, the option would not be exercised and the decline in the value of the portfolio securities denominated in that foreign currency would be offset in part by the premium the Fund received for the option.

     If, on the other hand, the investment adviser anticipates purchasing a foreign security and also anticipates a rise in the value of that foreign currency (thereby increasing the cost of such security), the Fund may purchase call options on the foreign currency. The purchase of such options could offset, at least partially, the effects of the adverse movements of the exchange rates. Alternatively, the Fund could write a put option on the currency and, if the exchange rates move as anticipated, the option would expire unexercised.

     Because there are two currencies involved, developments in either or both countries can affect the values of options on foreign currencies. Risks include those described above under "Foreign Securities," including government actions affecting currency valuation and the movements of currencies from one country to another. The quantities of currency underlying option contracts represent odd lots in a market dominated by transactions between banks; this can mean extra transaction costs upon exercise. Option markets may be closed while round-the-clock interbank currency markets are open, and this can create price and rate discrepancies.

RISKS RELATED TO FOREIGN CURRENCY FORWARD CONTRACTS

     A foreign currency forward contract involves an obligation to purchase or sell a specific currency at a future date, which may be any fixed number of days from the date of the contract agreed upon by the parties, at a price set at the time of the contract. These contracts are traded in the interbank market conducted directly between currency traders (typically large commercial banks) and their customers. A forward contract generally has no deposit requirements and commissions are charged for such trades.

     The Fund's dealings in forward contracts will be limited to hedging involving either specific transactions or portfolio positions. Transaction hedging is the purchase or sale of a forward contract with respect to specific receivables or payables of the Fund generally arising in connection with the purchase or sale of its portfolio securities and accruals of interest or dividends receivable and Fund expenses. Position hedging is the sale of a foreign currency with respect to portfolio security positions denominated or quoted in that currency or in a different currency (cross hedge). Although there are no limits on the number of forward contracts that the Fund may enter into, the Fund may not position hedge (including cross hedges) with respect to a particular currency for an amount greater than the aggregate market value (determined at the time of making any sale of forward currency) of the securities being hedged. The Fund may not use forward contracts to generate income, although the use of those contracts may incidentally generate income. The Fund will not speculate in forward contracts.

     The Fund may enter into foreign currency forward contracts in several circumstances. When the Fund enters into a contract for the purchase or sale of a security denominated in a foreign currency, or when the Fund anticipates the receipt in a foreign currency of dividends or interest payments on a security that it holds, the Fund may desire to "lock-in" the U.S. dollar price of the security or the U.S. dollar equivalent of such dividend or interest payment, as the case may be. By entering into a forward contract for a fixed amount of dollars, for the purchase or sale of the amount of foreign currency involved in the underlying transactions, the Fund may be able to protect itself against a possible loss resulting from an adverse change in the relationship between the U.S. dollar and the foreign currency during the period between the date on which the security is purchased or sold, or on which the dividend or interest payment is declared, and the date on which such payments are made or received.

     Additionally, when the investment adviser believes that the currency of a particular foreign country may suffer a substantial decline against the U.S. dollar, the Fund may enter into a forward contract for a fixed amount of dollars, to sell the amount of foreign currency approximating the value of some or all of the Fund's portfolio securities denominated in such foreign currency. The precise matching of the forward contract amounts and the value of the securities involved will not generally be possible since the future value of securities in foreign currencies will change as a consequence of market movements in the value of those securities between the date on which the forward contract is entered into and the date it matures. The projection of short-term currency market movement is extremely difficult, and the successful execution of a short-term hedging strategy is highly uncertain. If the Fund enters into a position hedging transaction, the transaction will be "covered" by the position being hedged, or the Fund's Custodian will segregate cash or other liquid assets in an amount equal to the value of the Fund's total assets committed to the consummation of such forward contracts (less the value of the "covering" positions, if any). The assets segregated will be marked-to-market daily, and if the value of the assets segregated declines, additional cash or other liquid assets will be placed in the account so that the value of the account will, at all times, equal the amount of the Fund's net commitment with respect to such contract. The Fund's ability to enter into foreign currency forward contracts may be limited by certain requirements for qualification as a regulated investment company under the Internal Revenue Code. See "Taxes, Dividends and Distributions."

     The Fund generally will not enter into a forward contract with a term of greater than one year. At the maturity of a forward contract, the Fund may either sell the portfolio security and make delivery of the foreign currency, or it may retain the security and terminate its contractual obligation to deliver the foreign currency by purchasing an "offsetting" contract with the same currency trader obligating it to purchase, on the same maturity date, the same amount of the foreign currency.

     It is impossible to forecast with absolute precision the market value of a particular portfolio security at the expiration of the forward contract. Accordingly, if a decision is made to sell the security and make delivery of the foreign currency and if the market value of the security is less than the amount of foreign currency that the Fund is obligated to deliver, then it would be necessary for the Fund to purchase additional foreign currency on the spot market (and bear the expense of such purchase).

     If the Fund retains the portfolio security and engages in an offsetting transaction, the Fund will incur a gain or a loss to the extent that there has been movement in forward contract prices. Should forward contract prices decline during the period between the Fund's entering into a forward contract for the sale of a foreign currency and the date it enters into an offsetting contract for the purchase of the foreign currency, the Fund will realize a gain to the extent that the price of the currency it has agreed to sell exceeds the price of the currency it has agreed to purchase. Should forward contract prices increase, the Fund will suffer a loss to the extent that the price of the currency it has agreed to purchase exceeds the price of the currency it has agreed to sell.

     The Fund's dealing in foreign currency forward contracts generally will be limited to the transactions described above. Of course, the Fund is not required to enter into such transactions with regard to its foreign currency-denominated securities. It also should be recognized that this method of protecting the value of the Fund's portfolio securities against a decline in the value of a currency does not eliminate fluctuations in the underlying prices of the securities that are unrelated to exchange rates. Additionally, although such contracts tend to minimize the risk of loss due to a decline in the value of the hedged currency, at the same time they tend to limit any potential gain which might result should the value of such currency increase.

     Although the Fund values its assets daily in terms of U.S. dollars, it does not intend physically to convert its holdings of foreign currencies into U.S. dollars on a daily basis. It will do so from time to time, and investors should be aware of the costs of currency conversion. Although foreign exchange dealers do not charge a fee for conversion, they do realize a profit based on the difference (the spread) between the prices at which they are buying and selling various currencies. Thus, a dealer may offer to sell a foreign currency to the Fund at one rate, while offering a lesser rate of exchange should the Fund desire to resell that currency to the dealer.

RISKS OF TRANSACTIONS IN FUTURES CONTRACTS

     The Fund may purchase and sell financial futures contracts and options thereon which are traded on a commodities exchange or board of trade to reduce certain risks of its investments and to attempt to enhance return in accordance with regulations of the CFTC. The Fund, and thus its investors, may lose money through any unsuccessful use of these strategies. These futures contracts and related options will be on stock indexes and foreign currencies. A futures contract is an agreement to purchase or sell an agreed amount of securities or currencies at a set price for delivery in the future. A stock index futures contract is an agreement to purchase or sell cash equal to a specific dollar amount times the difference between the value of a specific stock index at the close of the last trading day of the contract and the price at which the agreement is made. No physical delivery of the underlying stocks in the index is made. The Fund may purchase and sell futures contracts or related options as a hedge against changes in market conditions.

     There are several risks in connection with the use of futures contracts as a hedging device. Due to the imperfect correlation between the price of futures contracts and movements in the prices of equity securities or a currency or group of currencies, the price of a futures contract may move more or less than the price of the equity securities or currencies being hedged. Therefore, a contract forecast of equity prices, currency rates, market trends or international political trends by the investment adviser may still not result in a successful hedging transaction. The use of these instruments will hedge only the currency risks associated with investments in foreign securities, not market risk.

     Although the Fund will purchase or sell futures contracts only on exchanges where there appears to be an adequate secondary market, there is no assurance that a liquid secondary market on an exchange will exist for any particular contract or at any particular time. Accordingly, there can be no assurance that it will be possible, at any particular time, to close a futures position. In the event the Fund could not close a futures position and the value of such position declined, the Fund would be required to continue to make daily cash payments of variation margin. However, in the event a futures contract has been used to hedge portfolio securities, such securities will not be sold until the futures contract can be terminated. In such circumstances, an increase in the price of the securities, if any, may partially or completely offset losses on the futures contract. However, there is no guarantee that the price movements of the securities will, in fact, correlate with the price movements in the futures contracts and thus provide an offset to losses on a futures contract.

     Futures contracts and related options are generally subject to segregation requirements of the Commission and coverage requirements of the CFTC. If the Fund does not hold the security or currency underlying the futures contract, the Fund will be required to segregate on an ongoing basis with its Custodian cash or other liquid assets in an amount at least equal to the Fund's obligations with respect to such futures contracts. The Fund may place and maintain cash, securities and similar investments with a futures commissions merchant in amounts necessary to effect the Fund's transactions in exchange traded futures contracts and options thereon, provided certain conditions are satisfied. The Fund may also enter into futures or related options contracts for income enhancement and risk management purposes if the aggregate initial margin and option premiums do not exceed 5% of the liquidation value of the Fund's total assets.

     Successful use of futures contracts by the Fund also is subject to the ability of the investment adviser to predict correctly movements in the direction of markets and other factors affecting equity securities and currencies generally. For example, if the Fund has hedged against the possibility of an increase in the price of securities in its portfolio and the price of those securities increases instead, the Fund will lose part or all of the benefit of the increased value of its securities because it will have offsetting losses in its futures positions. In addition, in such situations, if the Fund has insufficient cash to meet daily variation margin requirements, it may need to sell securities to meet such requirements. Such sales of securities may be, but will not necessarily be, at increased prices which reflect the rising market. The Fund may have to sell securities at a time when it is disadvantageous to do so.

     The hours of trading of futures contracts may not conform to the hours during which the Fund may trade the underlying securities. To the extent that the futures markets close before the securities markets, significant price and rate movements can take place in the securities markets that cannot be reflected in the futures markets. Certain futures exchanges or boards of trade have established daily limits on the amount that the price of futures contracts or related options may vary, either up or down, from the previous day's settlement price. These daily limits may restrict the Fund's ability to purchase or sell certain futures contracts or related options on any particular day.

RISKS OF RISK MANAGEMENT AND RETURN ENHANCEMENT STRATEGIES

     Participation in the options or futures market and in currency exchange transactions involves investment risks and transaction costs to which the Fund would not be subject absent the use of these strategies. The Fund, and thus its investors, may lose money through any unsuccessful use of these strategies. If the investment adviser's predictions of movements in the direction of the securities or foreign currency markets are inaccurate, the adverse consequences to the Fund may leave the Fund in a worse position than if such strategies were not used. Risks inherent in the use of these strategies include: (1) dependence on the investment adviser's ability to predict correctly movements in the direction of securities prices and currency markets; (2) imperfect correlation between the price of options and futures contracts and options thereon and movements in the prices of the securities or currencies being hedged; (3) the fact that skills needed to use these strategies are different from those needed to select portfolio securities; (4) the possible absence of a liquid secondary market for any particular instrument at any time; (5) the risk that the counterparty may be unable to complete the transaction; and (6) the possible inability of the Fund to purchase or sell a portfolio security at a time that otherwise would be favorable for it to do so, or the possible need for the Fund to sell a portfolio security at a disadvantageous time, due to the need for the Fund to maintain "cover" or to segregate assets in connection with hedging transactions.

SEGREGATED ASSETS

     The Fund will segregate with its Custodian cash, U.S. government securities, equity securities (including foreign securities), debt securities or other liquid, unencumbered assets equal in value to its obligations in respect of potentially leveraged transactions. These include forward contracts, when-issued and delayed delivery securities, futures contracts, written options and options on futures contracts (unless otherwise covered). If collateralized or otherwise covered, in accordance with Commission guidelines, these will not be deemed to be senior securities. The assets segregated will be marked-to-market daily.

REPURCHASE AGREEMENTS

     The Fund may enter into repurchase agreements whereby the seller of a security agrees to repurchase that security from the Fund at a mutually agreed-upon time and at a price in excess of the purchase price, reflecting an agreed-upon rate of return effective for the period of time the Fund's money is invested in the repurchase agreement. The period of maturity usually is quite short, possibly overnight or a few days, although it may extend over a number of months. The resale price is in excess of the purchase price, reflecting an agreed-upon rate of return effective for the period of time the Fund's money is invested in the security. The Fund's repurchase agreements will at all times be fully collateralized in an amount at least equal to the resale price. The instruments held as collateral are valued daily, and if the value of the instruments declines, the Fund will require additional collateral. If the seller defaults and the value of the collateral securing the repurchase agreement declines, the Fund may incur a loss.

     The Fund participates in a joint repurchase agreement account with other investment companies managed by Prudential Investments LLC pursuant to an order of the Commission. On a daily basis, any uninvested cash balances of the Fund may be aggregated with those of such investment companies and invested in one or more repurchase agreements. Each fund receives the income earned or accrued in the joint account based on the percentage of its investment.

WHEN-ISSUED AND DELAYED DELIVERY SECURITIES

     The Fund may purchase or sell securities on a when-issued or delayed delivery basis. When-issued or delayed delivery transactions arise when securities are purchased or sold by the Fund with payment and delivery taking place in the future in order to secure what is considered to be an advantageous price and yield to the Fund at the time of entering into the transaction. The Fund's Custodian will segregate cash or other liquid assets having a value equal to or greater than the Fund's purchase commitments; the Custodian will likewise segregate securities sold on a delayed delivery basis. The securities so purchased are subject to market fluctuation and no interest accrues to the purchaser during the period between purchase and settlement. At the time of delivery of the securities the value may be more or less than the purchase price and an increase in the percentage of the Fund's assets committed to the purchase of securities on a when-issued or delayed delivery basis may increase the volatility of the Fund's NAV.

BORROWING

     The Fund may borrow up to 33 1/3% of the value of its total assets (calculated when the loan is made). The Fund may pledge up to 33 1/3% of its total assets to secure these borrowings. The Fund will not purchase portfolio securities when borrowings exceed 5% of the value of the Fund's total assets unless this policy is changed by the Board of Directors.

SHORT SALES

     The Fund may sell a security it does not own (I.E., make short sales) in anticipation of a decline in the market value of that security. Generally, to complete the transaction, the Fund will borrow the security to make delivery to the buyer. The Fund is then obligated to replace the security borrowed by purchasing it at the market price at the time of replacement. The price at such time may be more or less than the price at which the security was sold by the Fund. Until the security is replaced, the Fund is required to pay to the lender any interest that accrues during the period of the loan. To borrow the security, the Fund may be required to pay a premium that would increase the cost of the security sold. The proceeds of the short sale will be retained by the broker to the extent necessary to meet margin requirements until the short position is closed out. Until the Fund replaces the borrowed security, it will (1) segregate on its records or with its Custodian cash or other liquid assets at such a level that the amount deposited in the account plus the amount deposited with the broker as collateral will equal the current market value of the security sold short and will not be less than the market value of the security at the time it was sold short or (2) otherwise cover its short position.

     The Fund will incur a loss as a result of the short sale if the price of the security borrowed increases between the date of the short sale and the date on which the Fund replaces the borrowed security. The Fund will realize a gain if the security borrowed declines in price between those dates. The result is the opposite of what would occur from a cash purchase of a long position in a security. The amount of any gain will be decreased, and the amount of any loss will be increased, by the amount of any premium or interest paid in connection with the short sale.

     The Fund may also make short sales against-the-box. A short sale against-the-box is a short sale in which the Fund owns an equal amount of the securities sold short, or securities convertible into or exchangeable for, with or without payment of any further consideration, such securities. However, if further consideration is required in connection with the conversion or exchange, cash or other liquid assets, in an amount equal to such consideration must be segregated on the Fund's records or with its Custodian.

     No more than 10% of the Fund's total assets will be, when added together
(1) deposited as collateral for the obligation to replace securities borrowed to effect short sales, (2) segregated in connection with short sales and (3) used as cover for the short sale.

ILLIQUID SECURITIES

     The Fund may not hold more than 15% of its net assets in illiquid securities. If the Fund were to exceed this limit, the investment adviser would take prompt action to reduce the Fund's holdings in illiquid securities to no more than 15% of its net assets, as required by applicable law. Illiquid securities include repurchase agreements that have a maturity of longer than seven days, securities with legal or contractual restrictions on resale (restricted securities) and securities that are not readily marketable in securities markets (either within or outside of the United States). Repurchase agreements subject to demand are deemed to have a maturity equal to the applicable notice period.

     Historically, illiquid securities have included securities subject to contractual or legal restrictions on resale because they have not been registered under the Securities Act, securities that are otherwise not readily marketable and repurchase agreements having a maturity of longer than seven days. Securities that have not been registered under the Securities Act are referred to as private placements or restricted securities and are purchased directly from the issuer or in the secondary market. Mutual funds do not typically hold a significant amount of these restricted or other illiquid securities because of the potential for delays on resale and uncertainty in valuation. Limitations on resale may have an adverse effect on the marketability of portfolio securities and a mutual fund might be unable to dispose of restricted or other illiquid securities promptly or at reasonable prices and might thereby experience difficulty satisfying redemptions within seven days. A mutual fund also might have to register such restricted securities to dispose of them resulting in additional expense and delay. Adverse market conditions could impede such a public offering of securities.

     A large institutional market has developed for certain securities that are not registered under the Securities Act including repurchase agreements, commercial paper, foreign securities, municipal securities, convertible securities and corporate bonds and notes. Institutional investors depend on an efficient institutional market in which the unregistered security can be readily resold on an issuer's ability to honor a demand for repayment. The fact that there are contractual or legal restrictions on resale to the general public or to certain institutions may not be indicative of the liquidity of such investments.

     Rule 144A under the Securities Act allows for a broader institutional trading market for securities otherwise subject to restriction on resale to the general public. Rule 144A establishes a "safe harbor" from the registration requirements of the Securities Act for resales of certain securities to qualified institutional buyers. The investment adviser anticipates that the market for certain restricted securities such as institutional commercial paper and foreign securities will expand further as a result of this regulation and the development of automated systems for the trading, clearance and settlement of unregistered securities of domestic and foreign issuers, such as the PORTAL System sponsored by the National Association of Securities Dealers, Inc.

     Restricted securities eligible for resale pursuant to Rule 144A under the Securities Act and commercial paper for which there is a readily available market are treated as liquid only when deemed liquid under procedures established by the Board of Directors. The Fund's investment in Rule 144A securities could have the effect of increasing illiquidity to the extent that qualified institutional buyers become, for a limited time, uninterested in purchasing Rule 144A securities. The investment adviser will monitor the liquidity of such restricted securities subject to the supervision of the Board of Directors. In reaching liquidity decisions, the investment adviser will consider, among others, the following factors: (1) the frequency of trades and quotes for the security; (2) the number of dealers wishing to purchase or sell the security and the number of other potential purchasers; (3) dealer undertakings to make a market in the security; and (4) the nature of the security and the nature of the marketplace trades (for example, the time needed to dispose of the security, the method of soliciting offers and the mechanics of the transfer). In addition, in order for commercial paper that is issued in reliance on Section 4(2) of the Securities Act to be considered liquid, (a) it must be rated in one of the two highest rating categories by at least two nationally recognized statistical rating organizations (NRSROs), or if only one NRSRO rates the securities, by that NRSRO, or, if unrated, be of comparable quality in the view of the investment adviser; and (b) it must not be "traded flat" (that is, without accrued interest) or in default as to principal or interest.

     The staff of the Commission has taken the position that purchased over-the-counter options and the assets used as "cover" for written over-the-counter options are illiquid securities unless the Fund and the counterparty have provided for the Fund, at the Fund's election, to unwind the over-the-counter option. The exercise of such an option ordinarily would involve the payment by the Fund of an amount designed to reflect the counterparty's economic loss from an early termination, but does allow the Fund to treat the assets used as "cover" as "liquid."

SECURITIES OF OTHER INVESTMENT COMPANIES

     The Fund may invest up to 10% of its total assets in shares of other non-affiliated investment companies. In addition, the Fund may purchase shares of affiliated investment companies. See "Investment Restrictions." If the Fund does invest in securities of other investment companies, shareholders may be subject to duplicate management and advisory fees.

TEMPORARY DEFENSIVE STRATEGY AND SHORT-TERM INVESTMENTS

     When adverse market or economic conditions dictate a defensive strategy, the Fund may temporarily invest without limit in money market instruments, including commercial paper of U.S. corporations, certificates of deposit, bankers' acceptances and other obligations of domestic banks, and obligations issued or guaranteed by the U.S. government, its agencies or its instrumentalities. Money market instruments typically have a maturity of one year or less as measured from the date of purchase.

     The Fund also may temporarily hold cash or invest in money market instruments pending investment of proceeds from new sales of Fund shares or during periods of portfolio restructuring.

LENDING OF SECURITIES

     Consistent with applicable regulatory requirements, the Fund may lend its portfolio securities to brokers, dealers and financial institutions, provided that outstanding loans of the Fund do not exceed in the aggregate 331/3% of the value of the Fund's total assets and provided that such loans are callable at any time by the Fund and are at all times secured by cash or equivalent collateral (including a line of credit) that is equal to at least 100% of the market value, determined daily, of the loaned securities. During the time portfolio securities are on loan, the borrower will pay the Fund an amount equivalent to any dividend or interest paid on such securities and the Fund may invest the cash collateral and earn additional income, or it may receive an agreed-upon amount of interest income from the borrower. The advantage of such loans is that the Fund continues to receive payments in lieu of the interest and dividends of the loaned securities, while at the same time earning interest either directly from the borrower or on the collateral which will be invested in short-term obligations.

     A loan may be terminated by the borrower on one business day's notice or by the Fund at any time. If the borrower fails to maintain the requisite amount of collateral, the loan automatically terminates, and the Fund could use the collateral to replace the securities while holding the borrower liable for any excess of replacement cost over collateral. As with any extensions of credit, there are risks of delay in recovery and in some cases loss of rights in the collateral should the borrower of the securities fail financially. However, these loans of portfolio securities will only be made to firms determined to be creditworthy pursuant to procedures approved by the Board of Directors of the Fund. On termination of the loan, the borrower is required to return the securities to the Fund, and any gain or loss in the market price during the loan would inure to the Fund.

     Since voting or consent rights which accompany loaned securities pass to the borrower, the Fund will follow the policy of calling the loan, in whole or in part as may be appropriate, to permit the exercise of such rights if the matters involved would have a material effect on the Fund's investment in the securities which are the subject of the loan. The Fund will pay reasonable finders', administrative and custodial fees in connection with a loan of its securities or may share the interest earned on collateral with the borrower.

PORTFOLIO TURNOVER


     The Fund anticipates that its annual portfolio turnover rate will not exceed 100% in normal circumstances. For the years ended September 30, 2003 and 2002, the Fund's portfolio turnover rate was 51% and 72%, respectively. The portfolio turnover rate generally is the percentage computed by dividing the lesser of portfolio purchases or sales (excluding all securities, including options, whose maturities or expiration date at acquisition were one year or less) by the monthly average value of such portfolio securities. High portfolio turnover (100% or more) involves correspondingly greater brokerage commissions and other transaction costs, which are borne directly by the Fund. In addition, high portfolio turnover may also mean that a proportionately greater amount of distributions to shareholders will be taxed as ordinary income rather than long-term capital gains compared to investment companies with lower portfolio turnover. See "Brokerage Allocation and Other Practices" and "Taxes, Dividends and Distributions."


                             INVESTMENT RESTRICTIONS

     The following restrictions are fundamental policies. Fundamental policies are those that cannot be changed without the approval of the holders of a majority of the Fund's outstanding voting securities. A "majority of the Fund's outstanding voting securities," when used in this SAI, means the lesser of (1) 67% of the voting shares represented at a meeting at which more than 50% of the outstanding voting shares are present in person or represented by proxy or (2) more than 50% of the outstanding voting shares.

     The Fund may not:

     (1) Purchase the securities of any issuer if, as a result, the Fund would fail to be a diversified company within the meaning of the 1940 Act, and the rules and regulations promulgated thereunder, as each may be amended from time to time except to the extent that the Fund may be permitted to do so by exemptive order, SEC release, no-action letter or similar relief or interpretations (collectively, the 1940 Act Laws, Interpretations and Exemptions)

     (2) Issue senior securities or borrow money or pledge its assets, except as permitted by the 1940 Act Laws, Interpretations and Exemptions. For purposes of this restriction, the purchase or sale of securities on a when-issued or delayed delivery basis, reverse repurchase agreements, dollar rolls, short sales, derivative and hedging transactions such as interest rate swap transactions, and collateral arrangements with respect thereto, and transactions similar to any of the foregoing and collateral arrangements with respect thereto, and obligations of the Fund to Directors pursuant to deferred compensation arrangements are not deemed to be a pledge of assets or the issuance of a senior security.

     (3) Buy or sell real estate, except that investment in securities of issuers that invest in real estate and investments in mortgage-backed securities, mortgage participations or other instruments supported or secured by interests in real estate are not subject to this limitation, and except that the Fund may exercise rights relating to such securities, including the right to enforce security interests and to hold real estate acquired by reason of such enforcement until that real estate can be liquidated in an orderly manner.

     (4) Buy or sell physical commodities or contracts involving physical commodities. The Fund may purchase and sell (i) derivative, hedging and similar instruments such as financial futures contracts and options thereon, and (ii) securities or instruments backed by, or the return from which is linked to, physical commodities or currencies, such as forward currency exchange contracts, and the Fund may exercise rights relating to such instruments, including the right to enforce security interests and to hold physical commodities and contracts involving physical commodities acquired as a result of the Fund's ownership of instruments supported or secured thereby until they can be liquidated in an orderly manner.

     (5) Purchase any security if as a result 25% or more of the Fund's total assets would be invested in the securities of issuers having their principal business activities in the same industry, except for temporary defensive purposes, and except that this limitation does not apply to securities issued or guaranteed by the U.S. government, its agencies or instrumentalities.

     (6) Act as underwriter except to the extent that, in connection with the disposition of portfolio securities, it may be deemed to be an underwriter under certain federal securities laws.

     The Fund may make loans, including loans of assets of the Fund, repurchase agreements, trade claims, loan participations or similar investments, or as permitted by the 1940 Act Laws, Interpretations and Exemptions. The acquisition of bonds, debentures, other debt securities or instruments, or participations or other interests therein and investments in government obligations, commercial paper, certificates of deposit, bankers' acceptances or instruments similar to any of the foregoing will not be considered the making of a loan, and is permitted if consistent with the Fund's investment objective.

     For purposes of Investment Restriction 1, the Fund will currently not purchase any security (other than obligations of the U.S. government, its agencies or instrumentalities) if as a result, with respect to 75% of the Fund's total assets, (i) more than 5% of the Fund's total assets (determined at the time of investment) would be invested in securities of a single issuer and (ii) the Fund would own more than 10% of the outstanding voting securities of any single issuer.

     Whenever any fundamental investment policy or investment restriction states a maximum percentage of the Fund's assets, it is intended that, if the percentage limitation is met at the time the investment is made, a later change in percentage resulting from changing total asset values will not be considered a violation of such policy. However, if the Fund's asset coverage for borrowings permitted by Investment Restriction 2 falls below 300%, the Fund will take prompt action to reduce its borrowings, as required by the 1940 Act Laws, Interpretations and Exemptions.

     Although not fundamental, the Fund has the following additional investment restrictions:

     The Fund may not:

     (1) Purchase more than 10% of the outstanding voting securities of any one issuer.

     (2) Purchase oil, gas or other mineral leases, rights or royalty contracts or exploration or development programs, except that the Fund may invest in the securities of companies which operate, invest in or sponsor such programs.

     (3) Invest in securities of other non-affiliated investment companies, except by purchases in the open market involving only customary brokerage commissions and as a result of which the Fund will not hold more than 3% of the outstanding voting securities of any one investment company, will not have invested more than 5% of its total assets in any one investment company and will not have invested more than 10% of its total assets (determined at the time of investment) in such securities of one or more investment companies, or except as part of a merger, consolidation or other acquisition. The Fund may invest up to 25% of its total assets in shares of an affiliated mutual fund.

     (4) Make short sales of securities except short sales against-the-box.

     (5) Purchase securities on margin, except for such short-term loans as are necessary for the clearance of purchases of portfolio securities. (For the purpose of this restriction, the deposit or payment by the Fund of initial or maintenance margin in connection with financial futures contracts is not considered the purchase of a security on margin.)

     (6) Invest for the purpose of exercising control or management of any other issuer.


     The Fund will provide 60 days' prior written notice to shareholders of a change in the Fund's non-fundamental policy of investing at least 80% of its investable assets in common stocks of small U.S. companies.

                             MANAGEMENT OF THE FUND

     Information pertaining to the Directors of the Fund is set forth below. Directors who are not deemed to be "interested persons" of the Fund (as defined in the 1940 Act) are referred to as "Independent Directors." Directors who are deemed to be "interested persons" of the Fund are referred to as "Interested Directors." "Fund Complex" consists of the Fund and any other investment companies managed by Prudential Investments LLC (PI).

                              INDEPENDENT DIRECTORS


                                        TERM OF                                        NUMBER OF
                                     OFFICE*** AND                                   PORTFOLIOS IN
                          POSITION     LENGTH OF                                     FUND COMPLEX+         OTHER DIRECTORSHIPS
                          WITH THE       TIME             PRINCIPAL OCCUPATIONS       OVERSEEN BY              HELD BY THE
NAME, ADDRESS** AND AGE     FUND        SERVED           DURING PAST FIVE YEARS         DIRECTOR               DIRECTOR****
David E. A. Carson (69)   Director   Since 2003     Director (January 2000 to May          97        Director of United
                                                     2000), Chairman (January 1999                    Illuminating and UIL Holdings,
                                                     to December 1999), Chairman                      (utility company) since 1993.
                                                     and Chief Executive Officer
                                                     (January 1998 to December
                                                     1998) and President, Chairman
                                                     and Chief Executive Officer of
                                                     People's Bank (1983-1997)

Robert E. La Blanc (69)   Director   Since 2003     President (since 1981) of              107       Director of Storage Technology
                                                     Robert E. La Blanc                               Corporation (technology)
                                                     Associates, Inc                                  (since 1979), Chartered
                                                     (telecommunications);                            Semiconductor Manufacturing
                                                     formerly General Partner at                      Ltd. (since 1998), Titan
                                                     Salomon Brothers and                             Corporation (electronics)
                                                     Vice-Chairman of Continental                     (since 1995), Computer
                                                     Telecom. Trustee of Manhattan                    Associates International,
                                                     College.                                         Inc. (since 2002) (software
                                                                                                      company); FiberNet Telecom
                                                                                                      Group, Inc. (since 2003)
                                                                                                      (telecom company); Director
                                                                                                      (since April 1999) of The
                                                                                                      High Yield Plus Fund, Inc.

Douglas H. McCorkingdale  Director   Since 1996     Chairman (since February               99        Director of Gannett Co.,
(64)                                                 2001), Chief Executive                           Director of Continental
                                                     Officer (since June 2000) and                    Airlines, Inc., (since May
                                                     President (since September                       1993); Director of Lockheed
                                                     1997) of Gannett Co. Inc.                        Martin Corp. (aerospace and
                                                     (publishing and media);                          defense) (since May 2001);
                                                     formerly Vice Chairman (March                    Director of The High Yield
                                                     1984-May 2000) of Gannett Co.                    Plus Fund, Inc. (since 1996).
                                                     Inc. (publishing and media).

Stephen P. Munn (61)      Director   Since 1991     Chairman of the Board (since           105       Chairman of the Board (since
                                                     1994) and formerly Chief                         January 1994) and Director
                                                     Executive Officer (1998-2001)                    (since 1988) of Carlisle
                                                     and President of Carlisle                        Companies Incorporated
                                                     Companies Incorporated.                          (manufacturer of industrial
                                                                                                      products); Director of
                                                                                                      Gannett Co., Inc. (publishing
                                                                                                      and media).

Richard A. Redeker (60)   Director   Since 1995     Management Consultant;                 100       None.
                                                     formerly employee of
                                                     Prudential Investments
                                                     (October 1996-December 1998);
                                                     Director of Invesmart, Inc.
                                                     (since 2001) and Director of
                                                     Penn Tank Lines, Inc. (since
                                                     1999).

                                        TERM OF                                        NUMBER OF
                                     OFFICE*** AND                                   PORTFOLIOS IN
                          POSITION     LENGTH OF                                     FUND COMPLEX+         OTHER DIRECTORSHIPS
                          WITH THE       TIME             PRINCIPAL OCCUPATIONS       OVERSEEN BY              HELD BY THE
NAME, ADDRESS** AND AGE     FUND        SERVED           DURING PAST FIVE YEARS         DIRECTOR               DIRECTOR****
Robin B. Smith (64)       Director   Since 1996     Chairman of the Board (since           107       Director of BellSouth
                                                     January 2003) of Publishers                      Corporation (since 1992).
                                                     Clearing House (direct
                                                     marketing); formerly Chairman
                                                     and Chief Executive Officer
                                                     (August 1996-January 2003) of
                                                     Publishers Clearing House.

Stephen Stoneburn (60)    Director   Since 2003     President and Chief Executive          105       None.
                                                     Officer (since June 1996) of
                                                     Quadrant Media Corp. (a
                                                     publishing company); formerly
                                                     President (June 1995-June
                                                     1996) of Argus Integrated
                                                     Media Inc.; Senior Vice
                                                     President and Managing
                                                     Director (January 1993-1995)
                                                     of Cowles Business Media and
                                                     Senior Vice President of
                                                     Fairchild Publications, Inc.
                                                     (1975-1989).

Clay T. Whitehead (64)    Director   Since 1996     President (since 1983) of              104       Director (since 2000) of The
                                                     National Exchange Inc. (new                      High Yield Plus Fund, Inc.
                                                     business development firm).

                              INTERESTED DIRECTORS


                                        TERM OF                                        NUMBER OF
                                     OFFICE*** AND                                   PORTFOLIOS IN
                          POSITION     LENGTH OF                                     FUND COMPLEX+         OTHER DIRECTORSHIPS
                          WITH THE       TIME             PRINCIPAL OCCUPATIONS       OVERSEEN BY              HELD BY THE
NAME, ADDRESS** AND AGE     FUND        SERVED           DURING PAST FIVE YEARS         DIRECTOR               DIRECTOR****
Judy A. Rice (55)*        President  Since 2003     President, Chief Executive             102       None
                          and                        Officer, Chief Operating
                          Director   Since 2000      Officer and Officer-in-Charge
                                                     (since 2003) of Prudential
                                                     Investments LLC (PI);
                                                     Director, Officer-in-Charge,
                                                     President, Chief Executive
                                                     Officer and Chief Operating
                                                     Officer (since May 2003) of
                                                     American Skandia Advisory
                                                     Services, Inc.; Director,
                                                     Officer-in-Charge, President,
                                                     Chief Executive Officer and
                                                     Chief Operating Officer
                                                     (since May 2003) of American
                                                     Skandia Investment Services,
                                                     Inc.; Director,
                                                     Officer-in-Charge, President,
                                                     Chief Executive Officer
                                                     (since May 2003) of American
                                                     Skandia Fund Services, Inc.;
                                                     Vice President (since
                                                     February 1999) of Prudential
                                                     Investment Management
                                                     Services LLC; President,
                                                     Chief Executive Officer and
                                                     Officer-In-Charge (since
                                                     April 2003) of Prudential
                                                     Mutual Fund Services LLC;
                                                     formerly various positions to
                                                     Senior Vice President
                                                     (1992-1999) of Prudential
                                                     Securities Incorporated; and
                                                     various positions to Managing
                                                     Director (1975-1992) of
                                                     Salomon Smith Barney; Member
                                                     of Board of Governors of the
                                                     Money Management Institute.

Robert F. Gunia (56)*     Vice       Since 1996     Chief Administrative Officer           187       Vice President and Director
                          President                  (since June 1999) of PI;                         (since May 1989) and
                          and                        Executive Vice President and                     Treasurer (since 1999) of The
                          Director                   Treasurer (since January                         Asia Pacific Fund Inc.
                                                     1996) of PI; President (since
                                                     April 1999) of Prudential
                                                     Investment Management
                                                     Services LLC (PIMS);
                                                     Corporate Vice President
                                                     (since September 1997) of The
                                                     Prudential Insurance Company
                                                     of America; Director,
                                                     Executive Vice President and
                                                     Chief Administrative Officer
                                                     (since May 2003) of American
                                                     Skandia Investment Services,
                                                     Inc., American Skandia
                                                     Advisory Services, Inc.,
                                                     American Skandia Fund
                                                     Services, Inc., President
                                                     (since April 1999) of
                                                     Prudential Investment
                                                     Management Services LLC;
                                                     Executive Vice President
                                                     (since March 1999) and
                                                     Treasurer (since May 2000) of
                                                     Prudential Mutual Fund
                                                     Services LLC; formerly Senior
                                                     Vice President (March
                                                     1987-May 1999) of Prudential
                                                     Securities Incorporated.

     Information pertaining to the Officers of the Fund who are not also Directors is set forth below.


                                            TERM OF
                                         OFFICE*** AND
                                           LENGTH OF
                             POSITION        TIME       PRINCIPAL OCCUPATIONS
NAME, ADDRESS** AND AGE   WITH THE FUND     SERVED      DURING PAST FIVE YEARS
Marguerite E.H. Morrison  Chief Legal    Since 2003     Vice President and Chief Legal Officer--Mutual Funds and Unit Investment
(47)                      Officer and                    Trusts (since August 2000) of Prudential; Senior Vice President and
                          Assistant      Since 2002      Secretary (since April 2003) of PI; Senior Vice President and Secretary
                          Secretary                      (since May 2003) of American Skandia Investment Services, Inc., American
                                                         Skandia Advisory Services, Inc., and American Skandia Fund Services,
                                                         Inc.; Vice President and Assistant Secretary of PIMS (since October
                                                         2001), previously Senior Vice President and Assistant Secretary (February
                                                         2001-April 2003) of PI, Vice President and Associate General Counsel
                                                         (December 1996-February 2001) of PI.

Maryanne Ryan (39)        Anti-Money     Since 2002     Vice President Prudential (since November 1998); First Vice President of
                          Laundering                     Prudential Securities (March 1997-May 1998); Anti-Money Laundering
                          Compliance                     Officer of American Skandia Investment Services, Inc., American Skandia
                          Officer                        Advisory Services, Inc. and American Skandia Marketing, Inc.

Grace C. Torres (44)      Treasurer and  Since 1998     Senior Vice President (since January 2000) of PI; Senior Vice President
                          Principal                      and Assistant Treasurer (since May 2003) of American Skandia Investment
                          Financial and                  Services, Inc. and American Skandia Advisory Services, Inc.; formerly
                          Accounting                     First Vice President (December 1996-January 2000) of PI and First Vice
                          Officer                        President (March 1993-1999) of Prudential Securities Incorporated.


---------
* "Interested" Director, as defined in the 1940 Act, by reason of affiliation with the Manager (Prudential Investments LLC), the adviser (Jennison Associates LLC) or the Distributor (Prudential Investment Management Services LLC).

** Unless otherwise noted, the address of the Directors and Officers is c/o Prudential Investments LLC, Gateway Center Three, 100 Mulberry Street, Newark, New Jersey 07102-4077.

*** There is no set term of office for Directors and Officers. The Independent Directors have adopted a retirement policy, which calls for the retirement of Directors on December 31 of the year in which they reach the age of 75. The table shows the number of years for which they have served as a Director and/or Officer.

**** This column includes only directorships of companies required to register or file reports with the Commission under the Securities Exchange Act of 1934 (that is, "public companies") or other investment companies registered under the 1940 Act.


     The Fund has Directors who, in addition to overseeing the actions of the Fund's Manager, investment advisers and Distributor, decide upon matters of general policy. In addition to their functions set forth under "Investment Advisory and Other Services--Manager and Investment Adviser" and "Principal Underwriter, Distributor and Rule 12b-1 Plans," the Directors also review the actions of the Fund's Officers, who conduct and supervise the daily business operations of the Fund.

     Directors and Officers of the Fund are also directors or trustees and officers of some or all of the other investment companies advised by the Manager and distributed by the Distributor (as defined below).


     Pursuant to the Management Agreement with the Fund, the Manager pays all compensation of Officers and employees of the Fund as well as the fees and expenses of all Interested Directors.


+ The Fund Complex consists of all investment companies managed by PI. The funds for which PI serves as manager include JennisonDryden Mutual Funds, Strategic Partners Mutual Funds, American Skandia Advisor Funds, Inc., The Prudential Variable Contract Accounts 2, 10, 11, The Target Portfolio Trust, The Prudential Series Fund, Inc., American Skandia Trust, and Prudential's Gibraltar Fund.

                            STANDING BOARD COMMITTEES


     The Fund's Board of Directors (the Board) has established three standing committees in connection with governance of the Fund--Audit, Nominating and Valuation.

     The Audit Committee consists of Messrs. Munn (Chair), Stoneburn and Whitehead. The responsibilities of the Audit Committee are to assist the Board in overseeing the Fund's independent auditors, accounting policies and procedures, and other areas relating to the Fund's auditing processes. The Audit Committee is responsible for pre-approving all audit services and any permitted non-audit services to be provided by the independent auditors directly to the Fund. The Audit Committee is also responsible for pre-approving permitted non-audit services to be provided by the independent auditors to (1) the Manager and (2) any entity in a control relationship with the Manager that provides ongoing services to the Fund, provided that the engagement of the independent auditors relates directly to the operation and financial reporting of the Fund. The scope of the Audit Committee's responsibilities is oversight. It is management's responsibility to maintain appropriate systems for accounting and internal control and the independent auditors' responsibility to plan and carry out a proper audit. The Audit Committee met six times during the fiscal year ended September 30, 2003.

     The Nominating Committee consists of Messrs. Redeker (Chair), McCorkindale and Carson. This Committee interviews and recommends to the Board persons to be nominated for election as Directors by the Fund's shareholders and selects and proposes nominees for election by the Board between annual meetings. This Committee does not normally consider candidates proposed by shareholders for election as Directors. The Nominating Committee also reviews the independence of Directors currently serving on the Board and also recommends to the Board Independent Directors to be selected for membership on Board Committees. The Nominating Committee reviews each Director's investment in the Fund, matters relating to Director compensation and expenses and compliance with the Fund's retirement policy. The Nominating Committee met three times during the fiscal year ended September 30, 2003.

     The Valuation Committee consists of at least two Board members or an officer of the Fund and one Board member (in both instances the Valuation Committee may include employees of the Manager who may constitute a majority of the Valuation Committee). The Valuation Committee supervises the valuation of the Fund's portfolio securities and other assets and meets on an as needed basis. The Valuation Committee met two times during the fiscal year ended September 30, 2003. For more information about the Valuation Committee, see "Net Asset Value" below.

     In addition to the three standing Committees of the Fund, the Board has also approved Director participation in an Executive Committee designed to coordinate the governance of all of the mutual funds in the Prudential mutual fund complex. The role of the Executive Committee is solely advisory and consultative, without derogation of any of the duties or responsibilities of the Board. The following Independent Directors serve on the Executive Committee:
Mr. La Blanc and Ms. Smith. Independent directors or independent trustees from other funds in the Prudential mutual fund complex also serve on the Executive Committee. The responsibilities of the Executive Committee include: facilitating communication and coordination between the Independent Directors and Fund management on issues that affect more than one fund; serving as a liaison between the boards of trustees/directors of the funds and fund management; developing, in consultation with outside counsel and management, draft agendas for Board meetings; reviewing and recommending changes to Board practices generally and monitoring and supervising the performance of legal counsel to the funds generally and the Independent Directors.


     The Fund pays each of its Independent Directors annual compensation in addition to certain out-of-pocket expenses. Directors who serve on the Committees may receive additional compensation. The amount of annual compensation paid to each Independent Director may change as a result of the introduction of additional funds on whose Boards the Director may be asked to serve.

     Independent Directors may defer receipt of their Directors' fee pursuant to a deferred fee agreement with the Fund. Under the terms of the agreement, the Fund accrues deferred Directors' fees daily which, in turn, accrue interest at a rate equivalent to the prevailing rate to 90-day U.S. Treasury Bills at the beginning of each calendar quarter or, at the daily rate of return of any Prudential mutual fund chosen by the Director. Payment of the interest so accrued is also deferred and becomes payable at the option of the Director. The Fund's obligation to make payments of deferred Directors' fees, together with interest thereon, is a general obligation of the Fund.

     The Fund has no retirement or pension plan for its Directors.


     The following table sets forth the aggregate compensation paid by the Fund for the fiscal year ended September 30, 2003 to the Independent Directors for service on the Board and the board of any other investment company in the Fund Complex, for the calendar year ended December 31, 2002.

                               COMPENSATION TABLE


                                                  PENSION OR                       TOTAL 2002 COMPENSATION
                                 AGGREGATE    RETIREMENT BENEFITS    ESTIMATED       FROM FUND AND FUND
                               COMPENSATION   ACCRUED AS PART OF  ANNUAL BENEFITS      COMPLEX PAID TO
NAME AND POSITION                FROM FUND       FUND EXPENSES    UPON RETIREMENT   INDEPENDENT DIRECTORS
David E. A. Carson              $      451           None               None        $                   --***
Robert E. La Blanc              $      453           None               None        $        137,250(20/77)***
Douglas H. McCorkindale**       $    1,639           None               None        $        115,000(18/77)***
Stephen P. Munn                 $    1,682           None               None        $        118,000(23/72)***
Richard A. Redeker              $    1,656           None               None        $        120,500(23/72)***
Robin B. Smith**                $    1,674           None               None        $        120,500(23/72)***
Stephen Stoneburn               $      465           None               None        $        120,250(18/75)***
Clay T. Whitehead               $    1,763           None               None        $        196,750(32/94)***



* Indicates number of funds/portfolios in Fund Complex (including the Fund) to which aggregate compensation relates. At December 31, 2002, the Fund complex consisted of 45 funds and 117 portfolios.

** Although the last column shows the total amount paid to Directors from the Fund Complex during the calendar year ended December 31, 2002, such compensation was deferred at the election of Directors, in total or in part, under the funds' deferred fee agreement. Including accrued interest, on amounts deferred through December 31, 2002, total value of compensation for the calendar year amounted to approximately $58,669 and $67,374 for Mr. McCorkindale and Ms. Smith, respectively.

*** Indicates number of funds/portfolios in Fund Complex (including the Funds) to which aggregate compensation relates. At December 31, 2002, the Fund Complex consisted of 15 Funds and 117 portfolios.

**** These Directors were not members of the Company's Board as of December 31, 2002 and therefore received no compensation from the Company.


     Directors who are interested do not receive compensation from the Fund Complex and therefore are not shown in the Compensation Table.


     The following table sets forth the dollar range of equity securities in the Fund beneficially owned by a Director and, on an aggregate basis, in all registered investment companies overseen by the Director in the Fund Complex as of December 31, 2002.


                         DIRECTOR SHARE OWNERSHIP TABLE

                              INDEPENDENT DIRECTORS


                                                                      AGGREGATE DOLLAR RANGE
                                                                    OF EQUITY SECURITIES IN ALL
                                                                       REGISTERED INVESTMENT
                                        DOLLAR RANGE OF EQUITY        COMPANIES OVERSEEN BY
NAME OF DIRECTOR                        SECURITIES IN THE FUND       DIRECTOR IN FUND COMPLEX
David E. A. Carson                                --                           None
Robert E. La Blanc                                --                           None
Douglas H. McCorkindale                     $10,001-$50,000                Over $100,000
Stephen P. Munn                             $10,001-$50,000                Over $100,000
Richard A. Redeker                                --                       Over $100,000
Robin B. Smith                              $10,001-$50,000                Over $100,000
Stephen Stoneburn                                 --                       Over $100,000
Clay T. Whitehead                                 --                       Over $100,000


                              INTERESTED DIRECTORS


                                                                      AGGREGATE DOLLAR RANGE
                                                                    OF EQUITY SECURITIES IN ALL
                                                                       REGISTERED INVESTMENT
                                        DOLLAR RANGE OF EQUITY        COMPANIES OVERSEEN BY
NAME OF DIRECTOR                        SECURITIES IN THE FUND       DIRECTOR IN FUND COMPLEX
Robert F. Gunia                                    --                      Over $100,000
Judy A. Rice                                $50,001-$100,000               Over $100,000

     None of the Independent Directors, or any member of his/her immediate family, owned beneficially or of record any securities in an investment adviser or principal underwriter of the Fund or a person (other than a registered investment company) directly or indirectly controlling, controlled by, or under common control with an investment adviser or principal underwriter of the Fund as of December 31, 2002.


               CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES

     Directors of the Fund are eligible to purchase Class Z shares of the Fund, which are sold without either an initial sales charge or contingent deferred sales charge to a limited group of investors.


     As of November 7, 2003, the Directors and Officers of the Fund, as a group, owned less than 1% of the outstanding shares of the Fund.

     As of November 7, 2003, beneficial owners, directly or indirectly, of more than 5% of any class of shares of the Fund were:



                                                                            NUMBER OF SHARES/
NAME                                         ADDRESS             CLASS         % OF CLASS
Prudential Retirement 13-2789272        PO Box 5310                Z        1,961,153/37.43%
Services                                Scranton PA 18505
Nominee For Trustee PL W68700
Prudential Securities Incorp

Prudential Retirement 22-1211670        PO Box 5310                Z        535,185/10.21%
Services                                Scranton PA 18505
As Nominee For TTEE Cust046693
Random House Incentive Plan

Prudential Retirement 94-3157155        30 Ed Preste Dr            Z        387,028/7.39%
Services                                Scranton PA 18507
As Nominee For TTEE Cust300088
ELDEC/Interpoint



     As of November 7, 2003, Wachovia Securities LLC (Wachovia Securities) was the record holder for other beneficial owners of 10,890,128 Class A shares (or 61.25% of the outstanding Class A shares), 3,803,986 Class B shares (or 50.6% of the outstanding Class B shares), 411,239 Class C shares (or 32.56% of the outstanding Class C shares), and 4,835,327 Class Z shares (or 92.28% of the outstanding Class Z shares) of the Fund. In the event of any meetings of shareholders, Wachovia Securities will forward, or cause the forwarding of, proxy materials to the beneficial owners for which it is the record holder.

                     INVESTMENT ADVISORY AND OTHER SERVICES

(a) MANAGER AND INVESTMENT ADVISER


     The manager of the Fund is Prudential Investments LLC (PI or the Manager), Gateway Center Three, 100 Mulberry Street, Newark, New Jersey 07102-4077. PI serves as manager to all of the other open-end investment companies that, together with the Fund, comprise the JennisonDryden mutual funds. See "How the Fund is Managed--Manager" in the Prospectus of the Fund. As of September 30, 2003, PI served as the investment manager to all of the Prudential U.S. and off-shore open-end investment companies and as administrator to closed-end investment companies, with aggregate assets of approximately $108 billion.

     PI is a wholly-owned subsidiary of PIFM Holdco, Inc., which is a wholly-owned subsidiary of Prudential Asset Management Holding Company, which is a wholly-owned subsidiary of Prudential Financial, Inc. (Prudential). Prudential Mutual Fund Services LLC (PMFS or the Transfer Agent), an affiliate of PI, serves as the transfer agent and dividend distribution agent for the JennisonDryden mutual funds and, in addition, provides customer service, recordkeeping and management and administration services to qualified plans.

     Pursuant to the Management Agreement with the Fund (the Management Agreement), PI, subject to the supervision of the Board and in conformity with the stated policies of the Fund, manages both the investment operations of the Fund and the composition of the Fund's portfolio, including the purchase, retention, disposition and loan of securities and other assets. In connection therewith, PI is obligated to keep certain books and records of the Fund.


     PI is authorized to enter into subadvisory agreements for investment advisory services in connection with the management of the Fund. PI will continue to have responsibility for all investment advisory services performed pursuant to any such subadvisory agreements.


     PI will review the performance of all investment advisers and make recommendations to the Board with respect to the retention of subadvisers and the renewal of contracts. PI also administers the Fund's business affairs and, in connection therewith, furnishes the Fund with office facilities, together with those ordinary clerical and bookkeeping services which are not being furnished by State Street Bank and Trust Company, the Fund's custodian (the Custodian), and PMFS, the Fund's transfer and dividend disbursing agent. The management services of PI for the Fund are not exclusive under the terms of the Management Agreement and PI is free to, and does, render management services to others.


     For its services, PI receives, pursuant to the Management Agreement, a management fee at an annual rate of .70 of 1% of the Fund's average daily net assets. The fee is computed daily and payable monthly.

     In connection with its management of the business affairs of the Fund, PI bears the following expenses:

       (a) the salaries and expenses of all personnel of the Fund and the Manager, except the fees and expenses of independent Directors who are not affiliated persons of PI or the Fund's investment adviser;

       (b) all expenses incurred by PI or by the Fund in connection with managing the ordinary course of the Fund's business, other than those assumed by the Fund as described below; and

       (c) the costs and expenses payable to each subadviser pursuant to any subadvisory agreement between PI and each such investment adviser.

     Under the terms of the Management Agreement, the Fund is responsible for the payment of the following expenses: (a) the fees payable to the Manager, (b) the fees and expenses of independent Directors who are not affiliated persons of the Manager or the Fund's investment adviser, (c) the fees and certain expenses of the Custodian and Transfer Agent, including the cost of providing records to the Manager in connection with its obligation of maintaining required records of the Fund and of pricing the Fund's shares, (d) the charges and expenses of legal counsel and independent accountants for the Fund, (e) brokerage commissions and any issue or transfer taxes chargeable to the Fund in connection with its securities transactions, (f) all taxes and corporate fees payable by the Fund to governmental agencies, (g) the fees of any trade associations of which the Fund may be a member, (h) the cost of share certificates representing shares of the Fund, (i) the cost of fidelity and liability insurance, (j) certain organization expenses of the Fund and the fees and expenses involved in registering and maintaining registration of the Fund and of its shares with the Commission, including the preparation and printing of the Fund's registration statements and prospectuses for such purposes, registering the Fund as a broker or dealer and paying the fees and expenses of notice filings made in accordance with state securities laws, (k) allocable communications expenses with respect to investor services and all expenses of shareholders' and Directors' meetings and of preparing, printing and mailing reports, proxy statements and prospectuses to shareholders in the amount necessary for distribution to the shareholders, (l) litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the Fund's business and (m) distribution and service fees.

     The Management Agreement provides that PI will not be liable for any error of judgment or for any loss suffered by the Fund in connection with the matters to which the Management Agreement relates, except a loss resulting from willful misfeasance, bad faith, gross negligence or reckless disregard of duty. The Management Agreement provides that it will terminate automatically if assigned, and that it may be terminated without penalty by either party upon not more than 60 days' nor less than 30 days' written notice. The Management Agreement will continue in effect for a period of more than two years from the date of execution only so long as such continuance is specifically approved at least annually in conformity with the 1940 Act.


     For the fiscal years ended September 30, 2003, 2002 and 2001, PI received management fees of $2,984,431, $3,795,767 and $4,010,861, respectively.

     PI has entered into a Subadvisory Agreement with Jennison Associates LLC (Jennison, the investment adviser or the Subadviser), a wholly owned subsidiary of Prudential Investment Management, Inc. (PIM). The Subadvisory Agreement provides that the Subadviser will furnish investment advisory services in connection with the management of the Fund. In connection therewith, Jennison is obligated to keep certain books and records of the Fund. Under the Subadvisory Agreement, Jennison, subject to the supervision of PI, is responsible for managing the assets of the Fund in accordance with its investment objectives, investment program and policies. Jennison determines what securities and other instruments are purchased and sold for the Fund and is responsible for obtaining and evaluating financial data relevant to the Fund. PI continues to have responsibility for all investment advisory services pursuant to the Management Agreement. For the fiscal years ended September 30, 2001, 2002 and 2003, Jennison received $2,607,060, $2,467,249 and $1,939,880, respectively.


     The Subadvisory Agreement provides that it will terminate in the event of its assignment (as defined in the 1940 Act) or upon the termination of the Management Agreement. The Subadvisory Agreement may be terminated by the Fund, PI or the Subadviser upon not more than 60 days', nor less than 30 days', written notice. The Subadvisory Agreement provides that it will continue in effect for a period of more than two years from its execution only so long as such continuance is specifically approved at least annually in accordance with the requirements of the 1940 Act. As discussed in the Prospectus, PI employs Jennison under a "manager-of-managers" structure that allows PI to replace an investment adviser or amend a Subadvisory Agreement without seeking shareholder approval.

(b) MATTERS CONSIDERED BY THE BOARD


     The Management and Subadvisory Agreements were last approved by the Directors, including all of the Independent Directors on May 28, 2003 at a meeting called for that purpose. In approving the Management and Subadvisory Agreements, the Board primarily considered, with respect to the Fund, the nature and quality of the services provided under the Agreements and the overall fairness of the Agreements to the Fund. The Board requested and evaluated reports from the Manager and investment adviser that addressed specific factors designed to inform the Board's consideration of these and other issues.

     With respect to the nature and quality of the services provided by the Manager and investment adviser, respectively, the Board considered the performance of the Fund in comparison to relevant market indices and, the performance of a peer group of investment companies pursuing broadly similar strategies, and reviewed reports prepared by an unaffiliated organization applying various statistical and financial measures of fund performance compared to such indices and peer groups of funds. The Board also considered the Manager's and Subadviser's reputation and their stated intentions with respect to their respective investment management capabilities in the management of the Fund. The Board considered each of the Manager's and Subadviser's stated commitment to the maintenance of effective compliance programs for the Fund and their positive compliance history, as neither the Manager nor the Subadviser has been subject to any significant compliance problems. The Board also evaluated the division of responsibilities among the Manager and its affiliates, and the capabilities of the personnel providing services. The Board also considered the quality of brokerage execution provided by the Manager and investment adviser.

     With respect to the overall fairness of the Management and Subadvisory Agreements, the Board primarily considered the fee structure of the Agreements and the profitability of the Manager and the investment adviser and their affiliates from their association with the Fund. The Board reviewed information from an independent data service about the rates of compensation paid to investment advisers, and overall expense ratios, for funds comparable in size, character and investment strategy to the Fund. The Board also considered that the Fund's fee structure provides for a reduction of payments resulting from economies of scale. The Board also evaluated the aggregate amount and structure of fees paid by the Manager to the investment adviser. In concluding that the direct and indirect benefits accruing to the Manager, the investment adviser and their affiliates by virtue of their relationship to the Fund, were reasonable in comparison with the costs of the provision of investment advisory services and the benefits accruing to the Fund, the Board reviewed specific data as to the Manager's and the investment adviser's profit or loss on the Fund for the recent period and carefully examined their cost allocation methodology. With respect to profitability, the Manager and the Subadviser discussed with the Board the allocation methodologies for intercompany revenues and expenses (not including the costs of distributing shares or providing shareholder services) in order to approximate their respective profits from the Management or investment advisory fees. The Board understood that neither the Manager nor the investment adviser uses these profitability analyses in the management of their businesses other than in connection with the approval or continuation of management and advisory agreements, at least in part because they exclude significant costs and include certain revenues that judicial interpretations have required in the context of Board approval of mutual fund advisory agreements.

PRINCIPAL UNDERWRITER, DISTRIBUTOR AND RULE 12b-1 PLANS

     Prudential Investment Management Services LLC (PIMS or the Distributor), Gateway Center Three, 100 Mulberry Street, Newark, New Jersey 07102-4077, acts as the distributor of shares of the Fund. See "How the Fund is Managed--Distributor" in the Prospectus.


     Pursuant to separate Distribution and Service Plans (the Class A Plan, the Class B Plan and the Class C Plan, collectively, the Plans) adopted by the Fund under Rule 12b-1 under the 1940 Act and a distribution agreement (the Distribution Agreement), the Distributor incurs the expense of distributing the Fund's Class A, Class B and Class C shares. The Distributor also incurs the expenses of distributing the Fund's Class Z shares under the Distribution Agreement, none of which are paid for or reimbursed by the Fund.

     The expenses incurred under the Plans include commissions and account servicing fees paid to, or on account of, brokers or financial institutions which have entered into agreements with the Distributor, advertising expenses, the cost of printing and mailing prospectuses to potential investors and indirect and overhead costs of the Distributor associated with the sale of Fund shares, including lease, utility, communications and sales promotion expenses.

     Under the Plans, the Fund is obligated to pay distribution and/or service fees to the Distributor as compensation for its distribution and service activities, not as reimbursement for specific expenses incurred. If the Distributor's expenses exceed its distribution and service fees, the Fund will not be obligated to pay any additional expenses. If the Distributor's expenses are less than such distribution and service fees, it will retain its full fees and realize a profit.

     The distribution and/or service fees may also be used by the Distributor to compensate on a continuing basis brokers in consideration for the distribution, marketing, administrative and other services and activities provided by brokers with respect to the promotion of the sale of the Fund's shares and the maintenance of related shareholder accounts.


     CLASS A PLAN. Under the Class A Plan, the Fund may pay the Distributor for its distribution-related expenses with respect to Class A shares at an annual rate of up to .30 of 1% of the average daily net assets of the Class A shares. The Class A Plan provides that (1) up to .25 of 1% of the average daily net assets of the Class A shares may be used to pay for personal service and/or the maintenance of shareholder accounts (service fee) and (2) total distribution fees (including the service fee of .25 of 1%) may not exceed .30 of 1% of the average daily net assets of the Class A shares. The Distributor has contractually agreed to limit its distribution and service (12b-1) fees payable under the Class A Plan to .25 of 1% of the average daily net assets of the Class A shares for the fiscal year ending September 30, 2004 and contractually limited its distribution and service (12b-1) fees for the fiscal year ended September 30, 2003 to .25 of 1% of the average daily net assets of the Class A shares.

     For the fiscal year ended September 30, 2003, the Distributor received payments of $601,984 under the Class A Plan and spent approximately $500,100 in distributing the Fund's shares. This amount was primarily expended for payment of account servicing fees to financial advisers and other persons who sell Class A shares. For the fiscal year ended September 30, 2003, the Distributor also received approximately $57,300 in initial sales charges.


     CLASS B PLAN AND CLASS C PLANS. Under the Class B and Class C Plans, the Fund pays the Distributor for its distribution-related expenses with respect to Class B and Class C shares at an annual rate of 1% of the average daily net assets of each of the Class B and Class C shares. The Class B and Class C Plans provide for the payment to the Distributor of (1) an asset-based sales charge of ..75 of 1% of the average daily net assets of each of the Class B and Class C shares, respectively, and (2) a service fee of .25 of 1% of the average daily net assets of each of the Class B and Class C shares. The service fee is used to pay for personal service and/or the maintenance of shareholder accounts. The Distributor also receives contingent deferred sales charges from certain redeeming shareholders and, with respect to Class C shares, an initial sales charge.


     CLASS B PLAN. For the fiscal year ended September 30, 2003, the Distributor received $966,671 from the Fund under the Class B Plan and spent approximately $461,100 in distributing the Class B shares. It is estimated that of the latter amount, approximately 0.1% ($600) was spent on printing and mailing of prospectuses to other than current shareholders; 30.2% ($139,400) was spent on compensation to broker-dealers for commissions to its representatives and other expenses, including an allocation on account of overhead and other branch office distribution-related expenses, incurred for distribution of

Class B shares; and 69.7% ($321,100) was spent on the aggregate of (1) payments of commissions and account servicing fees to financial advisers (54.3% or $250,400) and (2) an allocation on account of overhead and other branch office distribution-related expenses (15.4% or $70,700). The term "overhead and other branch office distribution-related expenses" represents (a) the expenses of operating Wachovia Securities' and Pruco Securities (Prusec's) branch offices in connection with the sale of Fund shares, including lease costs, the salaries and employee benefits of operations and sales support personnel, utility costs, communications costs and the costs of stationery and supplies, (b) the costs of client sales seminars, (c) expenses of mutual fund sales coordinators to promote the sale of Fund shares and (d) other incidental expenses relating to branch promotion of Fund sales.

     The Distributor also receives the proceeds of contingent deferred sales charges paid by investors upon certain redemptions of Class B shares. For the fiscal year ended September 30, 2003, the Distributor received approximately $172,500 in contingent deferred sales charges attributable to Class B shares.

     CLASS C PLAN. For the fiscal year ended September 30, 2003, the Distributor received $153,749 from the Fund under the Class C Plan and spent approximately $109,400 in distributing the Fund's Class C shares. It is estimated that of the latter amount, approximately 0.1% ($100) was spent on printing and mailing of prospectuses to other than current shareholders; 0.5% ($600) was spent on compensation to broker-dealers for commissions to representatives and other expenses, including an allocation on account of overhead and other branch office distribution-related expenses, incurred for distribution of Class C shares; and 99.4% ($108,700) was spent on the aggregate of (1) commission credits to Prudential Securities branch offices, for payments of commissions and account servicing fees to financial advisers (89.1% or $97,500) and (2) an allocation on account of overhead and other branch office distribution-related expenses (10.3% or $11,200).

     The Distributor also receives an initial sales charge and the proceeds of contingent deferred sales charges paid by investors upon certain redemptions of Class C shares. For the fiscal year ended September 30, 2003, the Distributor received approximately $2,200 in contingent deferred sales charges attributable to Class C shares. For the fiscal year ended September 30, 2003, the Distributor also received approximately $5,900 in initial sales charges attributable to Class C shares.


     Distribution expenses attributable to the sale of Class A, Class B or Class C shares of the Fund will be allocated to each such class based upon the ratio of sales of each such class to the sales of Class A, Class B and Class C shares of the Fund other than expenses allocable to a particular class. The distribution fee and sales charge of one class will not be used to subsidize the sale of another class.


     The Class A, Class B and Class C Plans continue in effect from year to year, provided that each such continuance is approved at least annually by a vote of the Board, including a majority vote of the Directors who are not interested persons of the Fund and who have no direct or indirect financial interest in the Class A, Class B and Class C Plan or in any agreement related to the Plans (the Rule 12b-1 Directors), cast in person at a meeting called for the purpose of voting on such continuance. The Plans may each be terminated at any time, without penalty, by the vote of a majority of the Rule 12b-1 Directors or by the vote of the holders of a majority of the outstanding shares of the applicable class on not more than 30 days' written notice to any other party to the Plans. The Plans may not be amended to increase materially the amounts to be spent for the services described therein without approval by the shareholders of the applicable class (by both Class A and Class B shareholders, voting separately, in the case of material amendments to the Class A Plan), and all material amendments are required to be approved by the Board of Directors in the manner described above. Each Plan will automatically terminate in the event of its assignment. The Fund will not be contractually obligated to pay expenses incurred under any Plan if it is terminated or not continued.

     Pursuant to each Plan, the Board will review at least quarterly a written report of the distribution expenses incurred on behalf of each class of shares of the Fund by the Distributor. The report will include an itemization of the distribution expenses and the purposes of such expenditures. In addition, as long as the Plans remain in effect, the selection and nomination of the Rule 12b-1 Directors shall be committed to the Rule 12b-1 Directors.


     Pursuant to the Distribution Agreement, the Fund has agreed to indemnify the Distributor to the extent permitted by applicable law against certain liabilities under federal securities laws.

     In addition to distribution and service fees paid by the Fund under the Class A, Class B and Class C Plans, the Manager (or one of its affiliates) may make payments to dealers (including Wachovia Securities) and other persons who distribute shares of the Fund (including Class Z shares). Such payments may be calculated by reference to the net asset value of shares sold by such persons or otherwise.


FEE WAIVERS/SUBSIDIES

     The Manager may from time to time waive all or a portion of its management fee and subsidize all or a portion of the operating expenses of the Fund. In addition, the Distributor has contractually agreed to waive a portion of its distribution and service (12b-1) fees for the Class A shares as described above. Fee waivers and subsidies will increase the Fund's total return.

     NASD MAXIMUM SALES CHARGE RULE. Pursuant to rules of the National Association of Securities Dealers Inc. (NASD), the Distributor is required to limit aggregate initial sales charges, deferred sales charges and asset-based sales charges to 6.25% of total gross sales of each class of shares. Interest charges on unreimbursed distribution expenses equal to the prime rate plus one percent per annum may be added to the 6.25% limitation. Sales from the reinvestment of dividends and distributions are not included in the calculation of the 6.25% limitation. The annual asset-based sales charge of the Fund may not exceed .75 of 1% per class. The 6.25% limitation applies to each class of the Fund rather than on a per shareholder basis. If aggregate sales charges were to exceed 6.25% of total gross sales of any class, all sales charges on shares of that class would be suspended.

OTHER SERVICE PROVIDERS

     State Street Bank and Trust Company, One Heritage Drive, North Quincy, Massachusetts 02171, serves as Custodian for the portfolio securities of the Fund and cash and in that capacity maintains certain financial and accounting books and records pursuant to an agreement with the Fund. Subcustodians provide custodial services for the Fund's foreign assets held outside the United States.

     Prudential Mutual Fund Services LLC (PMFS), 194 Wood Avenue South, Iselin, New Jersey 08830, serves as the transfer and dividend disbursing agent of the Fund. PMFS is a wholly-owned subsidiary of PI. PMFS provides customary transfer agency services to the Fund, including the handling of shareholder communications, the processing of shareholder transactions, the maintenance of shareholder account records, payment of dividends and distributions and related functions. For these services, PMFS receives an annual fee per shareholder account of $10.00, a new account set-up fee for each manually established account of $2.00 and a monthly inactive zero balance account fee per shareholder account of $.20. PMFS is also reimbursed for its out-of-pocket expenses, including but not limited to postage, stationery, printing, allocable communication expenses and other costs.


     PricewaterhouseCoopers LLP, 1177 Avenue of the Americas, New York, New York 10036, served as the Fund's independent auditors through the fiscal year ended September 30, 2003, and in that capacity audited the annual financial statements of the Fund through September 30, 2003. The Audit Committee of the Board and the full Board approved the selection of KPMG LLP as the Fund's independent auditors for the fiscal year ending September 30, 2004.


CODES OF ETHICS

     The Board of Directors of the Fund has adopted a Code of Ethics. In addition, the Manager, investment adviser and Distributor have each adopted a Code of Ethics (the Codes). The Codes apply to access persons (generally persons who have access to information about the Fund's investment program) and permit personnel subject to the Codes to invest in securities, including securities that may be purchased or held by the Fund. However, the protective provisions of the Codes prohibit certain investments and limit such personnel from making investments during periods when the Fund is making such investments. The Codes are on public file with, and are available from, the Commission.


PROXY VOTING POLICIES AND RECORDKEEPING PROCEDURES

     The Board has delegated to the Fund's investment manager, Prudential Investments LLC ("PI" or the "Manager") the responsibility for voting any proxies and maintaining proxy recordkeeping with respect to the Fund. The Fund authorizes the Manager to delegate, in whole or in part, its proxy voting authority to its investment adviser (Subadviser) or third party vendors, consistent with the policies set forth below. The proxy voting process shall remain subject to the supervision of the Board, including any Committee thereof established for that purpose.

     The Manager and the Board view the proxy voting process as a component of the investment process and, as such, seek to ensure that all proxy proposals are voted with the primary goal of seeking the optimal benefit for the Fund. Consistent with this goal, the Board views the proxy voting process as a means to encourage strong corporate governance practices and ethical conduct by corporate management. The Manager and the Board maintain a policy of seeking to protect the best interests of the Fund should a proxy issue potentially implicate a conflict of interest between the Fund and the Manager or its affiliates.

     The Manager delegates to the Fund's Subadviser the responsibility for voting the Fund's proxies. The Subadviser is expected to identify and seek to obtain the optimal benefit for the Fund it manages, and to adopt written Policies that meet certain minimum standards, including that the policies be reasonably designed to protect the best interests of the Fund and delineate procedures to be followed when a proxy vote presents a conflict between the interests of the Fund and the interests of the Subadviser or its affiliates. The Manager and the Board expect that the Subadviser will notify the Manager and the Board at least annually of any such conflicts identified and confirm how the issue was resolved. In addition, the Manager expects that the Subadviser will deliver to the Manager, or its appointed vendor, information required for filing the Form N-PX with the Securities and Exchange Commission.

     A summary of the proxy voting policies of the Fund's Subadviser is set forth in Appendix III of this SAI.


                    BROKERAGE ALLOCATION AND OTHER PRACTICES


     The Manager is responsible for decisions to buy and sell securities, options on securities and futures contracts for the Fund, the selection of brokers, dealers and futures commission merchants to effect the transactions and the negotiation of brokerage commissions, if any. For purposes of this section, the term "Manager" includes the investment adviser. Purchases and sales of securities or futures contracts on a securities exchange or board of trade are effected through brokers or futures commission merchants who charge a commission for their services. On foreign securities exchanges, commissions may be fixed. Orders may be directed to any broker or futures commission merchant, including, to the extent and in the manner permitted by applicable law, Wachovia Securities or one of the investment adviser's affiliates (an affiliated broker). Brokerage commissions on United States securities, options and futures exchanges or boards of trade are subject to negotiation between the Manager and the broker or futures commission merchant.

     In the over-the-counter markets, securities are generally traded on a "net" basis with dealers acting as principal for their own accounts without a stated commission, although the price of the security usually includes a profit to the dealer. In underwritten offerings, securities are purchased at a fixed price which includes an amount of compensation to the underwriter, generally referred to as the underwriter's concession or discount. On occasion, certain money market instruments may be purchased directly from an issuer, in which case no commissions or discounts are paid. The Fund will not deal with an affiliated broker in any transaction in which an affiliated broker acts as principal. Thus it will not deal in over-the-counter securities with an affiliated broker acting as market maker, and it will not execute a negotiated trade with an affiliated broker if execution involves an affiliated broker acting as principal with respect to any part of the Fund's order.


     In placing orders for portfolio securities or futures contracts of the Fund, the Manager's overriding objective is to obtain the best possible combination of favorable price and efficient execution. The Manager seeks to effect each transaction at a price and commission that provides the most favorable total cost or proceeds reasonably attainable in the circumstances. The factors that the Manager may consider in selecting a particular broker, dealer or futures commission merchant (firms) are the Manager's knowledge of negotiated commission rates currently available and other current transaction costs; the nature of the portfolio transaction; the size of the transaction; the desired timing of the trade; the activity existing and expected in the market for the particular transaction; confidentiality; the execution, clearance and settlement capabilities of the firms; the availability of research and research related services provided through such firms; the Manager's knowledge of the financial stability of the firms; the Manager's knowledge of actual or apparent operational problems of firms; and the amount of capital, if any, that would be contributed by firms executing the transaction. Given these factors, the Fund may pay transaction costs in excess of that which another firm might have charged for effecting the same transaction.

     When the Manager selects a firm that executes orders or is a party to portfolio transactions, relevant factors taken into consideration are whether that firm has furnished research and research products and/or services, such as research reports, research compilations, statistical and economic data, computer data bases, quotation equipment and services, research oriented computer software, hardware and services, reports concerning the performance of accounts, valuations of securities, investment related periodicals, investment seminars and other economic services and consultants. Such services are used in connection with some or all of the Manager's investment activities; some of such services, obtained in connection with the execution of transactions for one investment account, may be used in managing other accounts, and not all of these services may be used in connection with the Fund.

     The Manager maintains an internal allocation procedure to identity those firms who have provided it with research and research related products and/or services, and the amount that was provided, and to endeavor to direct sufficient commissions to them to ensure the continued receipt of those services that the Manager believes provides a benefit to the Fund and its other clients. The Manager makes a good faith determination that the research and/or service is reasonable in light of the type of service provided and the price and execution of the related portfolio transactions.

     When the Manager deems the purchase or sale of equities to be in the best interests of the Fund or its other clients, including Prudential, the Manager may, but is under no obligation to, aggregate the transactions in order to obtain the most favorable price or lower brokerage commissions and efficient execution. In such event, allocation of the transactions, as well as the expenses incurred in the transaction, will be made by the Manager in the manner it considers to be most equitable and consistent with its fiduciary obligations to its clients.


     The allocation of orders among firms and the commission rates paid are reviewed periodically by the Board. Portfolio securities may not be purchased from any underwriting or selling syndicate of which Wachovia Securities or any affiliate, during the existence of the syndicate, is a principal underwriter (as defined in the 1940 Act), except in accordance with rules of the Commission. This limitation, in the opinion of the Fund, will not significantly affect the Fund's ability to pursue its present investment objective. However, in the future in other circumstances, the Fund may be at a disadvantage because of this limitation in comparison to other funds with similar objectives but not subject to such limitations.

     Subject to the above considerations, an affiliated broker may act as a securities broker or futures commission merchant for the Fund. In order for an affiliated broker to effect any portfolio transactions for the Fund, the commissions, fees or other remuneration received by the affiliated broker must be reasonable and fair compared to the commissions, fees or other remuneration paid to other firms or futures commission merchants in connection with comparable transactions involving similar securities or futures being purchased or sold on an exchange or board of trade during a comparable period of time. This standard would allow the affiliated broker to receive no more than the remuneration which would be expected to be received by an unaffiliated firm or futures commission merchant in a commensurate arm's-length transaction. Furthermore, the Board, including a majority of the non-interested Directors, has adopted procedures which are reasonably designed to provide that any commissions, fees or other remuneration paid to the affiliated broker are consistent with the foregoing standard. In accordance with Section 11(a) of the Securities Exchange Act of 1934, as amended, Wachovia Securities may not retain compensation for effecting transactions on a national securities exchange for the Fund unless the Fund has expressly authorized the retention of such compensation. Wachovia Securities must furnish to the Fund at least annually a statement setting forth the total amount of all compensation retained by Wachovia Securities from transactions effected for the Fund during the applicable period. Brokerage and futures transactions with Wachovia Securities (or any affiliate) also are subject to such fiduciary standards as may be imposed upon Wachovia Securities (or such affiliate) by applicable law.

     The table presented below shows certain information regarding the payment of commissions by the Fund, including the amount of such commissions paid to Wachovia Securities or other affiliates for the fiscal years ended September 30, 2003, 2002 and 2001.



                                                                                      FISCAL YEAR ENDED SEPTEMBER 30,
                                                                              -----------------------------------------------
                                                                                 2003              2002             2001
                                                                              -------------    -------------    -------------
Total brokerage commissions paid by the Fund                                  $   1,357,222    $   1,537,946    $     964,557
Total brokerage commissions paid to Wachovia Securities or other affiliates   $           0                0    $       3,113
Percentage of total brokerage commissions paid to Wachovia Securities or
  other affiliates                                                                        0%               0%             .32%



     Of the total brokerage commissions paid by the Fund for the fiscal year ended September 30, 2003, $286,925 (21.3% of gross brokerage transactions) was paid to firms which provided research, statistical or other services provided to the Manager on behalf of the Fund. The Manager has not separately identified a portion of such brokerage commissions as applicable to the provision of such research, statistical or other services.

     The Fund is required to disclose its holdings of securities of its regular brokers and dealers (as defined under Rule 10b-1 of the 1940 Act) and their parents at September 30, 2003. As of September 30, 2003, the Fund held no securities of its regular brokers and dealers.


                CAPITAL SHARES, OTHER SECURITIES AND ORGANIZATION

     The Fund is authorized to issue 1 billion shares of common stock, $.01 par value per share divided into four classes, designated Class A, Class B, Class C and Class Z shares. Class A, Class B, Class C and Class Z shares each consist of 250 million authorized shares. Each class of common stock represents an interest in the same assets of the Fund and is identical in all respects except that (1) each class is subject to different sales charges and distribution and/or service fees (except for Class Z shares, which are not subject to any sales charges and distribution and/or service fees), which may affect performance, (2) each class has exclusive voting rights on any matter submitted to shareholders that relates solely to its arrangement and has separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class, (3) each class has a different exchange privilege, (4) only Class B shares have a conversion feature and (5) Class Z shares are offered exclusively for sale to a limited group of investors. In accordance with the Fund's Articles of Incorporation, the Directors may authorize the creation of additional series and classes within such series, with such preferences, privileges, limitations and voting and dividend rights as the Directors may determine. The voting rights of the shareholders of a series or class can be modified only by the majority vote of shareholders of that series or class.

     Shares of the Fund, when issued against payment in full therefore, are fully paid, nonassessable, fully transferable and redeemable at the option of the holder. Shares are also redeemable at the option of the Fund under certain circumstances. Each share of each class is equal as to earnings, assets and voting privileges, except as noted above, and each class of shares (with the exception of Class Z shares, which are not subject to any distribution or service fees) bears the expenses related to the distribution of its shares. Except for the conversion feature applicable to the Class B shares, there are no conversion, preemptive or other subscription rights. In the event of liquidation, each share of the Fund is entitled to its portion of all of the Fund's assets after all debt and expenses of the Fund have been paid. Since Class B and Class C shares generally bear higher distribution expenses than Class A shares, the liquidation proceeds to shareholders of those classes are likely to be lower than to Class A shareholders and to Class Z shareholders, whose shares are not subject to any distribution and/or service fees.

     The Fund does not intend to hold annual meetings of shareholders unless otherwise required by law. The Fund will not be required to hold meetings of shareholders unless, for example, the election of Directors is required to be acted on by shareholders under the 1940 Act. Shareholders have certain rights, including the right to call a meeting upon the vote of 10% of the Fund's outstanding shares for the purpose of voting on the removal of one or more Directors or to transact any other business.

     Under the Articles of Incorporation, the Directors may authorize the creation of additional series of shares (the proceeds of which would be invested in separate, independently managed portfolios with distinct investment objectives and policies and share purchase, redemption and net asset value procedures) with such preferences, privileges, limitations and voting and dividend rights as the Directors may determine. All consideration received by the Fund for shares of any additional series, and all assets in which such consideration is invested, would belong to that series (subject only to the rights of creditors of that series) and would be subject to the liabilities related thereto. Under the 1940 Act, shareholders of any additional series of shares would normally have to approve the adoption of any advisory contract relating to such series and of any changes in the investment policies related therein. The Directors do not intend to authorize the creation of additional series at the present time.

     The Directors have the power to alter the number and the terms of office of the Directors and they may at any time lengthen their own terms or make their terms of unlimited duration and appoint their own successors, provided that always at least a majority of the Directors have been elected by the shareholders of the Fund. The voting rights of shareholders are not cumulative, so that holders of more than 50 percent of the shares voting can, if they choose, elect all Directors being selected, while the holders of the remaining shares would be unable to elect any Directors.

                 PURCHASE, REDEMPTION AND PRICING OF FUND SHARES


     Shares of the Fund may be purchased at a price equal to the next determined NAV per share plus a sales charge which, at the election of the investor, may be imposed either (1) at the time of purchase (Class A or Class C shares) or (2) on a deferred basis (Class B or Class C shares or Class A shares in certain circumstances). Class Z shares of the Fund are offered to a limited group of investors at NAV without any sales charges. See "How to Buy, Sell and Exchange Shares of the Fund" in the Prospectus.

     PURCHASE BY WIRE. For an initial purchase of shares of the Fund by wire, you must complete an application and telephone PMFS to receive an account number at (800) 225-1852 (toll-free). The following information will be requested: your name, address, tax identification number, fund and class election, dividend distribution election, amount being wired and wiring bank. Instructions should then be given by you to your bank to transfer funds by wire to State Street Bank and Trust Company (State Street), Boston, Massachusetts, Custody and Shareholder Services Division, Attention: Jennison Small Company Fund, Inc., specifying on the wire the account number assigned by PMFS and your name and identifying the class in which you are investing (Class A, Class B, Class C or Class Z shares).

     If you arrange for receipt by State Street of federal funds prior to the calculation of NAV (once each business day at the close of regular trading on the New York Stock Exchange (NYSE), usually 4:00 p.m. New York time) on a business day, you may purchase shares of the Fund as of that day. In the event that regular trading on the NYSE closes before 4:00 p.m. New York time, you will receive the following day's NAV if your order to purchase is received after the close of regular trading on the NYSE.

     In making a subsequent purchase order by wire, you should wire State Street directly and should be sure that the wire specifies Jennison Small Company Fund, Inc., Class A, Class B, Class C or Class Z shares and your name and individual account number. It is not necessary to call PMFS to make subsequent purchase orders utilizing federal funds. The minimum amount for subsequent purchase by wire is $1,000.


ISSUANCE OF FUND SHARES FOR SECURITIES

     Transactions involving the issuance of Fund shares for securities (rather than cash) will be limited to: (1) reorganizations, (2) statutory mergers, or
(3) other acquisitions of portfolio securities that (a) meet the investment objective and policies of the

Fund, (b) are liquid and not subject to restrictions on resale, (c) have a value that is readily ascertainable via listing on or trading in a recognized United States or international exchange of market, and (d) are approved by the Fund's investment adviser.

SPECIMEN PRICE MAKE-UP

     Under the current distribution arrangements between the Fund and the Distributor, Class A shares are sold at a maximum sales charge of 5%, Class C* shares are sold with a 1% sales charge, and Class B* and Class Z shares are sold at NAV. Using the Fund's NAV at September 30, 2003, the maximum offering price of the Fund's shares is as follows:

CLASS A
Net asset value and redemption price per Class A share                    $    15.72
Maximum sales charge (5% of offering price)                                      .83
                                                                          ----------
Maximum offering price to public                                          $    16.55
                                                                          ==========

CLASS B
Net asset value, offering price and redemption price per Class B share*   $    13.72
                                                                          ==========

CLASS C
Net asset value, offering price and redemption price per Class C share*   $    13.72
Sales charge (1% of offering price)                                              .14
                                                                          ----------
Offering price to public                                                  $    13.86
                                                                          ==========

CLASS Z
Net asset value, offering price and redemption price per Class Z share    $    16.07
                                                                          ==========

----------
  * Class B and Class C shares are subject to a contingent deferred sales charge on certain redemptions. Class A shares may, in certain circumstances, be subject to a contingent deferred sales charge on certain redemptions.

SELECTING A PURCHASE ALTERNATIVE

     The following is provided to assist you in determining which method of purchase best suits your individual circumstances and is based on current fees and expenses being charged to the Fund:

     If you intend to hold your investment in the Fund for less than 4 years and do not qualify for a reduced sales charge on Class A shares, since Class A shares are subject to an initial sales charge of 5% and Class B shares are subject to a CDSC of 5% which declines to zero over a 6 year period, you should consider purchasing Class C shares over either Class A or Class B shares.

     If you intend to hold your investment for longer than 4 years, but less than 5 years, and do not qualify for a reduced sales charge on Class A shares, you should consider purchasing Class B or Class C shares over Class A shares. This is because the initial sales charge plus the cumulative annual distribution-related fee on Class A shares would exceed those of the Class B and Class C shares if you redeem your investment during this time period. In addition, more of your money would be invested initially in the case of Class C shares, because of the relatively low initial sales charge, and all of your money would be invested initially in the case of Class B shares, which are sold at NAV.

     If you intend to hold your investment for longer than 5 years, you should consider purchasing Class A shares over either Class B or Class C shares. This is because the maximum sales charge plus the cumulative annual distribution-related fee on Class A shares would be less than those of the Class B and Class C shares.

     If you qualify for a reduced sales charge on Class A shares, it may be more advantageous for you to purchase Class A shares over either Class B or Class C shares regardless of how long you intend to hold your investment. However, unlike Class B shares, you would not have all of your money invested initially because the sales charge on Class A shares is deducted at the time of purchase. In addition, if you purchase $1 million or more of Class A shares you are not subject to an initial sales charge, but you are subject to a 1% CDSC on shares sold within 12 months of purchase. This charge is waived for all such Class A shareholders other than those who purchased their shares through certain broker-dealers that are not affiliated with Prudential.

     If you do not qualify for a reduced sales charge on Class A shares and you purchase Class B or Class C shares, you would have to hold your investment for more than 6 years in the case of Class B shares and for more than 5 years in the case of Class C shares for the higher cumulative annual distribution-related fee on those shares plus, in the case of Class C shares, the 1% initial sales charge to exceed the initial sales charge plus the cumulative annual distribution-related fees on Class A shares. This does not take into account the time value of money, which further reduces the impact of the higher Class B or

Class C distribution-related fee on the investment, fluctuations in NAV, the effect of the return on the investment over this period of time or redemptions when the CDSC is applicable.

REDUCTION AND WAIVER OF INITIAL SALES CHARGES--CLASS A SHARES

     BENEFIT PLANS. Certain group retirement and savings plans may purchase Class A shares without the initial sales charge if they meet the required minimum for amount of assets, average account balance or number of eligible employees. For more information about these requirements, call Prudential at
(800) 353-2847.


     PURCHASE OF $1 MILLION OR MORE OF CLASS A SHARES. If you purchase $1 million or more of Class A shares you will not be subject to the initial sales charge, although a CDSC may apply in certain circumstances, as previously noted.


     OTHER WAIVERS. In addition, Class A shares may be purchased at NAV, without the initial sales charge, through the Distributor or the Transfer Agent, by:


     - Officers of the JennisonDryden or Strategic Partners mutual funds (including the Fund)

     - Employees of the Distributor, Wachovia Securities, the Manager and their subsidiaries and members of the families of such persons who maintain an "employee related" account at Wachovia Securities or the Transfer Agent

     - Employees of investment advisers of the JennisonDryden or Strategic Partners mutual funds provided that purchases at NAV are permitted by such person's employer


     - Prudential, employees and special agents of Prudential and its subsidiaries and all persons who have retired directly from active service with Prudential or one of its subsidiaries

     -  Members of the Board of Directors of Prudential


     - Real estate brokers, agents and employees of real estate brokerage companies affiliated with The Prudential Real Estate Affiliates who maintain an account at Wachovia Securities, Prusec or with the Transfer Agent


     - Registered representatives and employees of brokers who have entered into a selected dealer agreement with the Distributor provided that purchases at NAV are permitted by such person's employer


     - Investors who have a business relationship with a financial adviser who joined Wachovia Securities from another investment firm, provided that
        (1) the purchase is made within 180 days of the commencement of the financial adviser's employment at Wachovia Securities, or within one year in the case of Benefit Plans, (2) the purchase is made with proceeds of a redemption of shares of any open-end non-money market fund sponsored by the financial adviser's previous employer (other than a fund which imposes a distribution or service fee of .25 of 1% or less) and (3) the financial adviser served as the client's broker on the previous purchase

     - Investors in Individual Retirement Accounts (IRAs), provided the purchase is made in a directed rollover to such IRAor with the proceeds of a tax-free rollover of assets from a Benefit Plan for which Prudential provides administrative or recordkeeping services and further provided that such purchase is made within 60 days of receipt of the Benefit Plan distribution


     - Orders placed by brokerdealers, investment advisers or financial planners who have entered into an agreement with the Distributor, who place trades for their own accounts or the accounts of their clients and who charge a management, consulting or other fee for their services (for example, mutual fund "wrap" or asset allocation programs) and

     - Orders placed by clients of brokerdealers, investment advisers or financial planners who place trades for customer accounts if the accounts are linked to the master account of such brokerdealer, investment adviser or financial planner and the brokerdealer, investment adviser or financial planner charges the clients a separate fee for its services (for example, mutual fund "supermarket" programs).

     Broker-dealers, investment advisers or financial planners sponsoring fee-based programs (such as mutual fund "wrap" or asset allocation programs and mutual fund "supermarket" programs) may offer their clients more than one class of shares in the Fund in connection with different pricing options for their programs. Investors should consider carefully any separate transaction and other fees charged by these programs in connection with investing in each available share class before selecting a share class.

     For an investor to obtain any reduction or waiver of the initial sales charges, at the time of the sale either the Transfer Agent must be notified directly by the investor or the Distributor must be notified by the broker facilitating the transaction that the sale qualifies for the reduced or waived sales charge. The reduction or waiver will be granted subject to confirmation of your entitlement. No initial sales charges are imposed upon Class A shares acquired upon the reinvestment of dividends and distributions.

     COMBINED PURCHASE AND CUMULATIVE PURCHASE PRIVILEGE. If an investor or eligible group of related investors purchases Class A shares of the Fund concurrently with Class A shares of other JennisonDryden or Strategic Partners mutual funds, the purchases may be combined to take advantage of the reduced sales charges applicable to larger purchases. See the table of breakpoints under "How to Buy, Sell and Exchange Shares of the Fund--How to Buy Shares--Reducing or Waiving Class A's Initial Sales Charge" in the Prospectus.


     An eligible group of related Fund investors includes any combination of the following:

     -  An individual

     -  The individual's spouse, their children and their parents


     -  The individual's and spouse's IRA


     - Any company controlled by the individual (a person, entity or group that holds 25% or more of the outstanding voting securities of a corporation will be deemed to control the corporation, and a partnership will be deemed to be controlled by each of its general partners)

     - A trust created by the individual, the beneficiaries of which are the individual, his or her spouse, parents or children

     - A Uniform Gifts to Minors Act/Uniform Transfers to Minors Act account created by the individual or the individual's spouse and

     - One or more employee benefit plans of a company controlled by an individual.

     Also, an eligible group of related Fund investors may include an employer (or group of related employers) and one or more qualified retirement plans of such employer or employers (an employer controlling, controlled by or under common control with another employer is deemed related to that employer).

     The Transfer Agent, the Distributor or your broker must be notified at the time of purchase that the investor is entitled to a reduced sales charge. The reduced sales charges will be granted subject to confirmation of the investor's holdings. The Combined Purchase and Cumulative Purchase Privilege does not apply to individual participants in any retirement or group plans.


     LETTERS OF INTENT. Reduced sales charges also are available to investors (or an eligible group of related investors) who enter into a written Letter of Intent providing for the purchase, within a thirteen-month period, of shares of the Fund and shares of other JennisonDryden or Strategic Partners mutual funds (Letter of Intent). Retirement and group plans no longer qualify to purchase Class A shares at NAV by entering into a Letter of Intent.

     For purposes of the Letter of Intent, all shares of the Fund and shares of other JennisonDryden or Strategic Partners mutual funds (excluding money market funds other than those acquired pursuant to the exchange privilege) which were previously purchased and are still owned are also included in determining the applicable reduction. However, the value of shares held directly with the Transfer Agent or its affiliates and through your broker will not be aggregated to determine the reduced sales charge.


     A Letter of Intent permits a purchaser to establish a total investment goal to be achieved by any number of investments over a thirteen-month period. Each investment made during the period will receive the reduced sales charge applicable to the amount represented by the goal, as if it were a single investment. Escrowed Class A shares totaling 5% of the dollar amount of the Letter of Intent will be held by the Transfer Agent in the name of the investor. The effective date of a Letter of Intent may be back-dated up to 90 days, in order that any investments made during this 90-day period, valued at the investor's cost, can be applied to the fulfillment of the Letter of Intent goal.

     The Letter of Intent does not obligate the investor to purchase, nor the Fund to sell, the indicated amount. In the event the Letter of Intent goal is not satisfied within the thirteen-month period, the investor is required to pay the difference between the sales charge otherwise applicable to the purchases made during this period and sales charge actually paid. Such payment may be made directly to the Distributor or, if not paid, the Distributor will liquidate sufficient escrowed shares to obtain such difference. If the goal is exceeded in an amount which qualifies for a lower sales charge, a price adjustment is made by refunding to the investor the amount of excess sales charge, if any, paid during the thirteen-month period. Investors electing to purchase Class A shares of the Fund pursuant to a letter of intent should carefully read such letter of intent.

     The Distributor must be notified at the time of purchase that the investor is entitled to a reduced sales charge. The reduced sales charge will be granted subject to confirmation of the investor's holdings. Letters of Intent are not available to individual participants in any retirement or group plans.

CLASS B SHARES

     The offering price of Class B shares for investors choosing one of the deferred sales charge alternatives is the NAV next determined following receipt of an order in proper form by the Transfer Agent, your broker or the Distributor. Although there is no sales charge imposed at the time of purchase, redemptions of Class B shares may be subject to a CDSC. See "Sale of Shares--Contingent Deferred Sales Charge" below.

     The Distributor will pay, from its own resources, sales commissions of up to 4% of the purchase price of Class B shares to brokers, financial advisers and other persons who sell Class B shares at the time of sale. This facilitates the ability of the Fund to sell the Class B shares without an initial sales charge being deducted at the time of purchase. The Distributor anticipates that it will recoup its advancement of sales commissions from the combination of the CDSC and the distribution fee.

CLASS C SHARES

     The offering price of Class C shares is the next determined NAV plus a 1% sales charge. In connection with the sale of Class C shares, the Distributor will pay, from its own resources, brokers, financial advisers and other persons which distribute Class C shares a sales commission of up to 2% of the purchase price at the time of the sale.

WAIVER OF INITIAL SALES CHARGE--CLASS C SHARES

     BENEFIT PLANS. Certain group retirement plans may purchase Class C shares without the initial sales charge. For more information, call Prudential at
(800) 353-2847.

     INVESTMENT OF REDEMPTION PROCEEDS FROM OTHER INVESTMENT COMPANIES. Investors may purchase Class C shares at NAV, without the initial sales charge, with the proceeds from the redemption of shares of any unaffiliated registered investment company which were not held through an account with any Prudential affiliate. Such purchases must be made within 60 days of the redemption. Investors eligible for this waiver include: (1) investors purchasing shares through an account at Prudential Securities; (2) investors purchasing shares through a COMMAND Account or an Investor Account with Prusec; and (3) investors purchasing shares through other brokers. This waiver is not available to investors who purchase shares directly from the Transfer Agent. You must notify your broker if you are entitled to this waiver and provide the Transfer Agent with such supporting documents as it may deem appropriate.

     OTHER. Investors who purchase Class C shares through certain broker-dealers that are not affiliated with Prudential may purchase Class C shares without paying the initial sales charge.

CLASS Z SHARES

     BENEFIT PLANS. Certain group retirement plans may purchase Class Z shares if they meet the required minimum for amount of assets, average account balance or number of eligible employees. For more information about these requirements, call Prudential at (800) 353-2847.

     MUTUAL FUND PROGRAMS. Class Z shares also can be purchased by participants in any fee-based program or trust program sponsored by Prudential or an affiliate that includes the Fund as an available option. Class Z shares also can be purchased by investors in certain programs sponsored by broker-dealers, investment advisers and financial planners who have agreements with Prudential Investments Advisory Group relating to:

     - mutual fund "wrap" or asset allocation programs where the sponsor places Fund trades, links its clients' accounts to a master account in the sponsor's name and charges its clients a management, consulting or other fee for its services, or

     - mutual fund "supermarket" programs where the sponsor links its clients' accounts to a master account in the sponsor's name and the sponsor charges a fee for its services.

     Broker-dealers, investment advisers or financial planners sponsoring these mutual fund programs may offer their clients more than one class of shares in the Fund in connection with different pricing options for their programs. Investors should consider carefully any separate transaction and other fees charged by these programs in connection with investing in each available share class before selecting a share class.

     OTHER TYPES OF INVESTORS. Class Z shares also are available for purchase by the following categories of investors:

     - certain participants in the MEDLEY Program (group variable annuity contracts) sponsored by Prudential for whom Class Z shares of the Prudential mutual funds are an available option

     - current and former Directors/Trustees of the Prudential mutual funds (including the Fund) or

     -  Prudential, with an investment of $10 million or more.

     In connection with the sale of Class Z shares, the Manager, the Distributor or one of their affiliates may pay brokers, financial advisers and other persons which distribute shares a finder's fee, from its own resources, based on a percentage of the net asset value of shares sold by such persons.

     RIGHTS OF ACCUMULATION. Reduced sales charges also are available through rights of accumulation, under which an investor or an eligible group of related investors, as described above under "Combined Purchase and Cumulative Purchase Privilege," may aggregate the value of their existing holdings of shares of the Fund and shares of other Prudential mutual funds (excluding money market funds other than those acquired pursuant to the exchange privilege) to determine the reduced sales charge. Rights of accumulation may be applied across the classes of shares of the Prudential mutual funds. However, the value of shares held directly with the Transfer Agent and through your broker will not be aggregated to determine the reduced sales charge. The value of existing holdings for purposes of determining the reduced sales charge is calculated using the maximum offering price (NAV plus maximum sales charge) as of the previous business day.

     The Distributor or the Transfer Agent must be notified at the time of purchase that the investor is entitled to a reduced sales charge. The reduced sales charge will be granted subject to confirmation of the investor's holdings. Rights of accumulation are not available to individual participants in any retirement or group plans.

SALE OF SHARES


     You can redeem your shares at any time for cash at the NAV next determined after the redemption request is received in proper form (in accordance with procedures established by the Transfer Agent in connection with investors' accounts) by the Transfer Agent, the Distributor or your broker. In certain cases, however, redemption proceeds will be reduced by the amount of any applicable CDSC, as described below. See "Contingent Deferred Sales Charge" below. If you are redeeming your shares through a broker, your broker must receive your sell order before the Fund computes its NAV for that day (at the close of regular trading on the NYSE, usually 4:00 p.m. New York time) in order to receive that day's NAV. In the event that regular trading on the NYSE closes before 4:00 p.m., you will receive the following day's NAV if your order to sell is received after the close of regular trading on the NYSE. Your broker will be responsible for furnishing all necessary documentation to the Distributor and may charge you for its services in connection with redeeming shares of the Fund.

     If you hold shares of the Fund through Wachovia Securities, you must redeem your shares through Wachovia Securities. Please contact your Wachovia Securities financial adviser.


     If you hold shares in non-certificate form, a written request for redemption signed by you exactly as the account is registered is required. If you hold certificates, the certificates must be received by the Transfer Agent, the Distributor or your broker in order for the redemption request to be processed. If redemption is requested by a corporation, partnership, trust or fiduciary, written evidence of authority acceptable to the Transfer Agent must be submitted before such request will be accepted. All correspondence and documents concerning redemptions should be sent to the Fund in care of its Transfer Agent, Prudential Mutual Fund Services LLC, Attention: Redemption Services, P.O. Box 8149, Philadelphia, Pennsylvania 19101, the Distributor, or to your broker.


     EXPEDITED REDEMPTION PRIVILEGE. By electing the Expedited Redemption Privilege, you may arrange to have redemption proceeds sent to your bank account. The Expedited Redemption Privilege may be used to redeem shares in an amount of $200 or more, except if an account for which an expedited redemption is requested has a net asset value of less than $200, the entire account will be redeemed. Redemption proceeds in the amount of $1,000 or more will be remitted by wire to your bank account at a domestic commercial bank which is a member of the Federal Reserve system. Redemption proceeds of less than $1,000 will be mailed by check to your designated bank account. Any applicable contingent deferred sales charge will be deducted from the redemption proceeds. Expedited redemption requests may be made by telephone or letter, must be received by the Fund prior to 4:00 p.m. New York time, to receive a redemption amount based on that day's NAV and are subject to the terms and conditions as set forth in the Prospectus regarding redemption of shares. In the event that regular trading on the NYSE closes before 4:00 p.m. New York time, you will receive the following day's NAV if your order to sell is received after the close of regular trading on the NYSE. For more information, see "How to Buy, Sell and Exchange Shares of the Fund--Telephone Redemptions or Exchanges" in the Prospectus. The Expedited Redemption Privilege may be modified or terminated at any time without notice. To receive further information, shareholders should contact Prudential Mutual Fund Services LLC at (800) 225-1852.


     SIGNATURE GUARANTEE. If the proceeds of the redemption (1) exceed $100,000,
(2) are to be paid to a person other than the record owner, (3) are to be sent to an address other than the address on the Transfer Agent's records, or (4) are to be paid to a corporation, partnership, trust or fiduciary, and your shares are held directly with the Transfer Agent, the signature(s) on the redemption request and on the certificates, if any, or stock power must be guaranteed by an "eligible guarantor institution." An "eligible guarantor institution" includes any bank, broker, dealer or credit union. The Transfer Agent reserves the right to request additional information from, and make reasonable inquiries of, any eligible guarantor institution. For clients of Prusec, a signature guarantee may be obtained from the agency or office manager of most Prudential Insurance and Financial Services or Preferred Services offices. In the case of redemptions from a PruArray Plan, if the proceeds of the redemption are invested in another investment option of the plan in the name of the record holder and at the same address as reflected in the Transfer Agent's records, a signature guarantee is not required.


     Payment for shares presented for redemption will be made by check within seven days after receipt by the Transfer Agent, the Distributor or your broker of the certificate and/or written request, except as indicated below. If you hold shares through a broker, payment for shares presented for redemption will be credited to your account at your broker, unless you indicate otherwise. Such payment may be postponed or the right of redemption suspended at times (1) when the NYSE is closed for other than customary weekends and holidays, (2) when trading on the NYSE is restricted, (3) when an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable or it is not reasonably practicable for the Fund fairly to determine the value of its net assets, or (4) during any other period when the Commission, by order, so permits; provided that applicable rules and regulations of the Commission shall govern as to whether the conditions prescribed in (2), (3) or
(4) exist.


     REDEMPTION IN KIND. If the Board of Directors determines that it would be detrimental to the best interests of the remaining shareholders of the Fund to make payment wholly or partly in cash, the Fund may pay the redemption price in whole or in part by a distribution in kind of securities from the investment portfolio of the Fund, in lieu of cash, in conformity with applicable rules of the Commission. Securities will be readily marketable and will be valued in the same manner as in a regular redemption. If your shares are redeemed in kind, you would incur transaction costs in converting the assets into cash. The Fund, however, has elected to be governed by Rule 18f-1 under the 1940 Act, under which the Fund is obligated to redeem shares solely in cash up to the lesser of $250,000 or 1% of the NAV of the Fund during any 90-day period for any one shareholder.

     INVOLUNTARY REDEMPTION. In order to reduce expenses of the Fund, the Board of Directors may redeem all of the shares of any shareholder, other than a shareholder which is an IRA or other tax-deferred retirement plan, whose account value is less than $500 due to a redemption. The Fund will give such shareholders 60 days' prior written notice in which to purchase sufficient additional shares to avoid such redemption. No CDSC will be imposed on any such involuntary redemption.

     90-DAY REPURCHASE PRIVILEGE. If you redeem your shares and have not previously exercised the repurchase privilege, you may reinvest any portion or all of the proceeds of such redemption in shares of the same Fund at the NAV next determined after the order is received, which must be within 90 days after the date of the redemption. Any CDSC paid in connection with such redemption will be credited (in shares) to your account. (If less than a full repurchase is made, the credit will be on a pro rata basis.) You must notify the Transfer Agent, either directly or through the Distributor or your broker, at the time the repurchase privilege is exercised to adjust your account for the CDSC you previously paid. Thereafter, any redemptions will be subject to the CDSC applicable at the time of the redemption. See "Contingent Deferred Sales Charge" below. Exercise of the repurchase privilege will generally not affect federal tax treatment of any gain realized upon redemption. However, if the redemption was made within a 30 day period of the repurchase and if the redemption resulted in a loss, some or all of the loss, depending on the amount reinvested, may not be allowed for federal income tax purposes.

CONTINGENT DEFERRED SALES CHARGE


     Although not subject to an initial sales charge, investors who purchase $1 million or more of Class A shares and sell these shares within 12 months of purchase are subject to a 1% CDSC. This charge is waived for all such Class A shareholders other than those who purchased their shares through certain broker-dealers that are not affiliated with Prudential. Redemptions of Class B shares will be subject to a contingent deferred sales charge or CDSC declining from 5% to zero over a six-year period. Class C shares redeemed within 18 months of purchase will be subject to a 1% CDSC. The CDSC will be deducted from the redemption proceeds and reduce the amount paid to you. The CDSC will be imposed on any redemption by you which reduces the current value of your Class A, Class B or Class C shares to an amount which is lower than the amount of all payments by you for shares during the preceding 12 months, in the case of Class A shares (in certain cases), six years, in the case of Class B shares, and 18 months, in the case of Class C shares. A CDSC will be applied on the lesser of the original purchase price or the current value of the shares being redeemed. Increases in the value of your shares or shares acquired through reinvestment of dividends or distributions are not subject to a CDSC. The amount of any CDSC will be paid to and retained by the Distributor. If you purchase or hold your shares through a broker, third party administrator or other authorized entity that maintains subaccount recordkeeping, any applicable CDSC that you will pay will be calculated and reported to PMFS by such broker, administrator or other authorized entity.


     The amount of the CDSC, if any, will vary depending on the number of years from the time of payment for the purchase of shares until the time of redemption of such shares. Solely for purposes of determining the number of years from the time of any payment for the purchase of shares, all payments during a month will be aggregated and deemed to have been made on the last day of the month. The CDSC will be calculated from the first day of the month after the initial purchase, excluding the time shares were held in a money market fund.

     The following table sets forth the rates of the CDSC applicable to redemption of Class B shares:

                                                               CONTINGENT DEFERRED SALES
                                                                CHARGE AS A PERCENTAGE
                             YEAR SINCE PURCHASE                OF DOLLARS INVESTED OR
                                PAYMENT MADE                      REDEMPTION PROCEEDS
          -------------------------------------------------    -------------------------
          First                                                           5.0%
          Second                                                          4.0%
          Third                                                           3.0%
          Fourth                                                          2.0%
          Fifth                                                           1.0%
          Sixth                                                           1.0%
          Seventh                                                         None


     In determining whether a CDSC is applicable to a redemption, the calculation will be made in a manner that results in the lowest possible rate. It will be assumed that the redemption is made first of amounts representing shares acquired pursuant to the reinvestment of dividends and distributions; then of amounts representing the increase in NAV above the total amount of payments for the purchase of Class A shares made during the preceding 12 months (in certain cases), six years for Class B shares and 18 months for Class C shares; then of amounts representing the cost of shares held beyond the applicable CDSC period; then of amounts representing the cost of Class B shares acquired prior to July 1, 1985; and finally, of amounts representing the cost of shares held for the longest period of time within the applicable CDSC period.


     For example, assume you purchased 100 Class B shares at $10 per share for a cost of $1,000. Subsequently, you acquired 5 additional Class B shares through dividend reinvestment. During the second year after the purchase you decide to redeem $500 of your investment. Assuming at the time of the redemption the NAV had appreciated to $12 per share, the value of your Class B shares would be $1,260 (105 shares at $12 per share). The CDSC would not be applied to the value of the reinvested dividend shares and the amount which represents appreciation ($260). Therefore, $240 of the $500 redemption proceeds ($500 minus $260) would be charged at a rate of 4% (the applicable rate in the second year after purchase) for a total CDSC of $9.60.

     For federal income tax purposes, the amount of the CDSC will reduce the gain, or increase the loss, as the case may be, on the amount recognized on the redemption of shares.

WAIVER OF CONTINGENT DEFERRED SALES CHARGE--CLASS A SHARES

     The CDSC will be waived for all investors other than those who purchased their shares through certain broker-dealers that are not affiliated with Prudential.

WAIVER OF CONTINGENT DEFERRED SALES CHARGE--CLASS B SHARES

     The CDSC will be waived in the case of a redemption following the death or disability of a shareholder or, in the case of a trust account, following the death or disability of the grantor. The waiver is available for total or partial redemptions of shares owned by a person, either individually or in joint tenancy, at the time of death or initial determination of disability, provided that the shares were purchased prior to death or disability.

     The CDSC also will be waived in the case of a total or partial redemption in connection with certain distributions made without penalty under the Internal Revenue Code from a tax-deferred retirement plan, an IRA or Section 403(b) custodial account. For more information, call Prudential at (800) 353-2847.


     Finally, the CDSC will be waived to the extent that the proceeds from shares redeemed are invested in JennisonDryden or Strategic Partners mutual funds, The Guaranteed Investment Account, the Guaranteed Insulated Separate Account or units of The Stable Value Fund.


     SYSTEMATIC WITHDRAWAL PLAN. The CDSC will be waived (or reduced) on certain redemptions from a Systematic Withdrawal Plan. On an annual basis, up to 12% of the total dollar amount subject to the CDSC may be redeemed without charge. The Transfer Agent will calculate the total amount available for this waiver annually on the anniversary date of your purchase. The CDSC will be waived (or reduced) on redemptions until this threshold 12% is reached. The Systematic Withdrawal Plan is not available to participants in certain retirement plans. Please contact PMFS at (800) 225-1852 for more details.

     In addition, the CDSC will be waived on redemptions of shares held by Directors of the Fund.

     You must notify the Fund's Transfer Agent either directly or through your broker at the time of redemption, that you are entitled to waiver of the CDSC and provide the Transfer Agent with such supporting documentation as it may deem appropriate. The waiver will be granted subject to confirmation of your entitlement. In connection with these waivers, the Transfer Agent will require you to submit the supporting documentation set forth below.


CATEGORY OF WAIVER                                  REQUIRED DOCUMENTATION
Death                                               A copy of the shareholder's death
                                                    certificate or, in the case of a trust,
                                                    a copy of the grantor's death
                                                    certificate, plus a copy of the trust
                                                    agreement identifying the grantor.

Disability - An individual will be                  A copy of the Social Security
considered disabled if he or she is                 Administration award letter or a letter
unable to engage in any substantial                 from a physician on the physicians
gainful activity by reason of any                   letterhead stating that the shareholder
medically determinable physical or                  (or, in the case of a trust, the grantor
mental impairment which can be expected             (a copy of the trust agreement
to result in death or to be of                      identifying the grantor will be required
long-continued and indefinite duration.             as well)) is permanently disabled. The
                                                    letter must also indicate the date of
                                                    disability.

Distribution from an IRA or 403(b)                  A copy of the distribution form from the
Custodial Account                                   custodial firm indicating (1) the date
                                                    of birth of the shareholder and (2) that
                                                    the shareholder is over age 59 and is
                                                    taking a normal distribution--signed by
                                                    the shareholder.

Distribution from Retirement Plan                   A letter signed by the plan
                                                    administrator/trustee indicating the
                                                    reason for the distribution.

Excess Contributions                                A letter from the shareholder (for an
                                                    IRA) or the plan administrator/trustee
                                                    on company letterhead indicating the
                                                    amount of the excess and whether or not
                                                    taxes have been paid.


     The Transfer Agent reserves the right to request such additional documents as it may deem appropriate.

WAIVER OF CONTINGENT DEFERRED SALES CHARGE--CLASS C SHARES

     BENEFIT PLANS. The CDSC will be waived for redemptions by certain group retirement plans for which Prudential or brokers not affiliated with Prudential provide administrative or recordkeeping services. The CDSC also will be waived for certain redemptions by benefit plans sponsored by Prudential and its affiliates. For more information, call Prudential at (800) 353-2847.

CONVERSION FEATURE--CLASS B SHARES

     Class B shares will automatically convert to Class A shares on a quarterly basis approximately seven years after purchase. Conversions will be effected at relative net asset value without the imposition of any additional sales charge.

     Since the Fund tracks amounts paid rather than the number of shares bought on each purchase of Class B shares, the number of Class B shares eligible to convert to Class A shares (excluding shares acquired through the automatic reinvestment of dividends and other distributions)(the Eligible Shares) will be determined on each conversion date in accordance with the following formula: (1) the ratio of (a) the amounts paid for Class B shares purchased at least seven years prior to the conversion date to (b) the total amount paid for all Class B shares purchased and then held in your account (2) multiplied by the total number of Class B shares purchased and then held in your account. Each time any Eligible Shares in your account convert to Class A shares, all shares or amounts representing Class B shares then in your account that were acquired through the automatic reinvestment of dividends and other distributions will convert to Class A shares.

     For purposes of determining the number of Eligible Shares, if the Class B shares in your account on any conversion date are the result of multiple purchases at different net asset values per share, the number of Eligible Shares calculated as described above will generally be either more or less than the number of shares actually purchased approximately seven years before such conversion date. For example, if 100 shares were initially purchased at $10 per share (for a total of $1,000) and a second purchase of 100 shares was subsequently made at $11 per share (for a total of $1,100), 95.24 shares would convert approximately seven years from the initial purchase (that is, $1,000 divided by $2,100 (47.62%), multiplied by 200 shares equals 95.24 shares). The Manager reserves the right to modify the formula for determining the number of Eligible Shares in the future as it deems appropriate on notice to shareholders.

     Since annual distribution-related fees are lower for Class A shares than Class B shares, the per share NAV of the Class A shares may be higher than that of the Class B shares at the time of conversion. Thus, although the aggregate dollar value will be the same, you may receive fewer Class A shares than Class B shares converted.

     For purposes of calculating the applicable holding period for conversions, all payments for Class B shares during a month will be deemed to have been made on the last day of the month, or for Class B shares acquired through exchange, or a series of exchanges, on the last day of the month in which the original payment for purchases of such Class B shares was made. For Class B shares previously exchanged for shares of a money market fund, the time period during which such shares were held in the money market fund will be excluded. For example, Class B shares held in a money market fund for one year would not convert to Class A shares until approximately eight years from purchase. For purposes of measuring the time period during which shares are held in a money market fund, exchanges will be deemed to have been made on the last day of the month. Class B shares acquired through exchange will convert to Class A shares after expiration of the conversion period applicable to the original purchase of such shares.


     Class B shares acquired through the reinvestment of dividends or distributions will be subject to conversion in accordance with the procedures utilized by the broker-dealer through which the Class B shares were purchased, to the extent such broker-dealer provides subaccounting services to the Fund, otherwise the procedures utilized by PMFS, or its affiliates, shall be used. The use of different procedures may result in a timing differential in the conversion of Class B shares acquired through the reinvestment of dividends and distributions.


     The conversion feature may be subject to the continuing availability of opinions of counsel or rulings of the Internal Revenue Service (1) that the dividends and other distributions paid on Class A, Class B, Class C and Class Z shares will not constitute "preferential dividends" under the Internal Revenue Code and (2) that the conversion of shares does not constitute a taxable event. The conversion of Class B shares into Class A shares may be suspended if such opinions or rulings are no longer available. If conversions are suspended, Class B shares of the Fund will continue to be subject, possibly indefinitely, to their higher annual distribution and service fee.

                         SHAREHOLDER INVESTMENT ACCOUNT

     Upon the initial purchase of Fund shares, a Shareholder Investment Account is established for each investor under which a record of the shares is maintained for the investor by the Transfer Agent. If a stock certificate is desired, it must be requested in writing for each transaction. Certificates are issued only for full shares and may be redeposited in the Account at any time. There is no charge to the investor for issuance of a certificate. The Fund makes available to the shareholders the following privileges and plans.

AUTOMATIC REINVESTMENT OF DIVIDENDS AND/OR DISTRIBUTIONS

     For the convenience of investors, all dividends and distributions are automatically reinvested in full and fractional shares of the Fund at net asset value per share. An investor may direct the Transfer Agent in writing not less than five full business days prior to the record date to have subsequent dividends and/or distributions sent in cash rather than reinvested. In the case of recently purchased shares for which registration instructions have not been received on the record date, cash payment will be made directly to the broker. Any shareholder who receives dividends or distributions in cash may subsequently reinvest any such dividend or distribution at NAV by returning the check or the proceeds to the Transfer Agent within 30 days after the payment date. The reinvestment will be made at the NAV per share next determined after receipt of the check by the Transfer Agent. Shares purchased with reinvested dividends and/or distributions will not be subject to any CDSC upon redemption.

EXCHANGE PRIVILEGE


     The Fund makes available to its shareholders the privilege of exchanging their shares of the Fund for shares of certain other JennisonDryden or Strategic Partners mutual funds, including one or more specified money market funds, subject in each case to the minimum investment requirements of such funds. Shares of such other JennisonDryden or Strategic Partners mutual funds may also be exchanged for shares of the Fund. All exchanges are made on the basis of the relative NAV next determined after receipt of an order in proper form. An exchange will be treated as a redemption and purchase for tax purposes. Shares may be exchanged for shares of another fund only if shares of such fund may legally be sold under applicable state laws. For retirement and group plans having a limited menu of JennisonDryden or Strategic Partners mutual funds, the exchange privilege is available for those funds eligible for investment in the particular program.

     It is contemplated that the exchange privilege may be applicable to new mutual funds, whose shares may be distributed by the Distributor.

     In order to exchange shares by telephone, you must authorize telephone exchanges on your initial application form or by written notice to the Transfer Agent and hold shares in non-certificate form. Thereafter, you may call the Fund at (800) 225-1852 to execute a telephone exchange of shares, on weekdays, except holidays, between the hours of 8:00 a.m. and 6:00 p.m., New York time. For your protection and to prevent fraudulent exchanges, your telephone call will be recorded and you will be asked to provide your personal identification number. A written confirmation of the exchange transaction will be sent to you. Neither the Fund nor its agents will be liable for any loss, liability or cost which results from acting upon instructions reasonably believed to be genuine under the foregoing procedures. All exchanges will be made on the basis of the relative NAV of the two funds next determined after the request is received in good order.


     If you hold shares through Wachovia Securities, you must exchange your shares by contacting your Wachovia Securities financial adviser.


     If you hold certificates, the certificates must be returned in order for the shares to be exchanged.

     You may also exchange shares by mail by writing to Prudential Mutual Fund Services LLC, Attention: Exchange Processing, P.O. Box 8157, Philadelphia, PA 19101.

     In periods of severe market or economic conditions the telephone exchange of shares may be difficult to implement and you should make exchanges by mail by writing to Prudential Mutual Fund Services LLC, at the address noted above.


     CLASS A. Shareholders of the Fund may exchange their Class A shares for Class A shares of certain other JennisonDryden or Strategic Partners mutual funds and shares of the money market funds specified below. No fee or sales load will be imposed upon the exchange. Shareholders of money market funds who acquired such shares upon exchange of Class A shares may use the exchange privilege only to acquire Class A shares of the JennisonDryden or Strategic Partners mutual funds participating in the exchange privilege.


     The following money market funds participate in the Class A exchange privilege:


     Dryden California Municipal Fund
       (California Money Market Series)
     Dryden Government Securities Trust
       (Money Market Series)
       (U.S. Treasury Money Market Series)
     Dryden Municipal Series Fund
       (New Jersey Money Market Series)
       (New York Money Market Series)
     Dryden MoneyMart Assets, Inc.
       (Class A shares)
     Dryden Tax-Free Money Fund, Inc.

     CLASS B AND CLASS C. Shareholders of the Fund may exchange their Class B shares and Class C shares of the Fund for Class B and Class C shares of certain other JennisonDryden or Strategic Partners mutual funds and shares of Special Money Market Fund, Inc. No CDSC will be payable upon such exchange, but a CDSC may be payable upon the redemption of the Class B and Class C shares acquired as a result of an exchange. The applicable sales charge will be that imposed by the fund in which shares were initially purchased and the purchase date will be deemed to be the first day of the month after the initial purchase, rather than the date of the exchange.


     Class B and Class C shares of the Fund may also be exchanged for shares of Special Money Market Fund, Inc. without imposition of any CDSC at the time of exchange. Upon subsequent redemption from such money market fund or after re-exchange into the Fund, such shares will be subject to the CDSC calculated without regard to the time such shares were held in the money market fund. In order to minimize the period of time in which shares are subject to a CDSC, shares exchanged out of the money market fund will be exchanged on the basis of their remaining holding periods, with the longest remaining holding periods being transferred first. In measuring the time period shares are held in a money market fund and "tolled" for purposes of calculating the CDSC holding period, exchanges are deemed to have been made on the last day of the month. Thus, if shares are exchanged into the Fund from a money market fund during the month (and are held in the Fund at the end of the month), the entire month will be included in the CDSC holding period. Conversely, if shares are exchanged into a money market fund prior to the last day of the month (and are held in the money market fund on the last day of the month), the entire month will be excluded from the CDSC holding period. For purposes of calculating the seven year holding period applicable to the Class B conversion feature, the time period during which Class B shares were held in a money market fund will be excluded.

     At any time after acquiring shares of other funds participating in the Class B or Class C exchange privilege, a shareholder may again exchange those shares (and any reinvested dividends and distributions) for Class B or Class C shares of the Fund, respectively, without subjecting such shares to any CDSC. Shares of any fund participating in the Class B or Class C exchange privilege that were acquired through reinvestment of dividends or distributions may be exchanged for Class B or Class C shares of other funds, respectively, without being subject to any CDSC.


     CLASS Z. Class Z shares may be exchanged for Class Z shares of other JennisonDryden or Strategic Partners mutual funds.


     SPECIAL EXCHANGE PRIVILEGES. A special exchange privilege is available for shareholders who qualify to purchase Class A shares at NAV and for shareholders who qualify to purchase Class Z shares. Under this exchange privilege, amounts representing any Class B and Class C shares that are not subject to a CDSC held in the account of a shareholder who qualifies to purchase Class A shares of any Prudential mutual fund at NAV will be exchanged for Class A shares on a quarterly basis, unless the shareholder elects otherwise.


     Shareholders who qualify to purchase Class Z shares will have their Class B and Class C shares which are not subject to a CDSC and their Class A shares exchanged for Class Z shares on a quarterly basis. Eligibility for this exchange privilege will be calculated on the business day prior to the date of the exchange. Amounts representing Class B or Class C shares which are not subject to a CDSC include the following: (1) amounts representing Class B or Class C shares acquired pursuant to the automatic reinvestment of dividends and distributions, (2) amounts representing the increase in the NAV above the total amount of payments for the purchase of Class B or Class C shares and (3) amounts representing Class B or Class C shares held beyond the applicable CDSC period. Class B and Class C shareholders must notify the Transfer Agent either directly or through Wachovia Securities, Prusec or another broker that they are eligible for this special exchange privilege. Please note that the special exchange privilege for shareholders who qualify to purchase Class A shares at NAV has been discontinued since June 16, 2003.


     Participants in any fee-based program for which the Fund is an available option will have their Class A shares, if any, exchanged for Class Z shares when they elect to have those assets become a part of the fee-based program. Upon leaving the program (whether voluntarily or not), such Class Z shares (and, to the extent provided for in the program, Class Z shares acquired through participation in the program) will be exchanged for Class A shares at NAV. Similarly, participants in Prudential Securities' 401(k) Plan for which the Fund's Class Z shares are an available option and who wish to transfer their Class Z shares out of the Prudential Securities 401(k) Plan following separation from service (that is, voluntary or involuntary termination of employment or retirement) will have their Class Z shares exchanged for Class A shares at NAV.


     Additional details about the exchange privilege and prospectuses for each of the JennisonDryden or Strategic Partners mutual funds are available from the Fund's Transfer Agent, the Distributor or your broker. The exchange privilege may be modified, terminated or suspended on 60 days' notice, and any fund, including the Fund, or the Distributor, has the right to reject any exchange application relating to such fund's shares.


DOLLAR COST AVERAGING

     Dollar cost averaging is a method of accumulating shares by investing a fixed amount of dollars in shares at set intervals. An investor buys more shares when the price is low and fewer shares when the price is high. The average cost per share is lower than it would be if a constant number of shares were bought at set intervals.


     Dollar cost averaging may be used, for example, to plan for retirement, to save for a major expenditure, such as the purchase of a home, or to finance a college education. The cost of a year's education at a four-year college today averages around $24,278 at a private college and around $9,663 at a public university. Assuming these costs increase at a rate of 7% a year, the cost of one year at a private college could reach $45,463 and over $17,765 at a public university.(1)

     The following chart shows how much you would need in monthly investments to achieve specified lump sums to finance your investment goals.(2)

         PERIOD OF
         MONTHLY INVESTMENTS:                         $100,000     $150,000     $200,000      $250,000
         --------------------                         --------     --------     --------      --------
         25 Years                                     $   105      $   158      $   210      $   263
         20 Years                                         170          255          340          424
         15 Years                                         289          433          578          722
         10 Years                                         547          820        1,093        1,366
         5 Years                                        1,361        2,041        2,721        3,402

         See "Automatic Investment Plan."

----------

     (1) Source: The College Board. Trends in College Pricing 2002. Average costs include tuition, fees, room and board for the 2002-2003 academic year.


     (2) The chart assumes an effective rate of return of 8% (assuming monthly compounding). This example is for illustrative purposes only and is not intended to reflect the performance of an investment in shares of the Fund. The investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

AUTOMATIC INVESTMENT PLAN (AIP)

     Under AIP, an investor may arrange to have a fixed amount automatically invested in shares of the Fund monthly by authorizing his or her bank account or brokerage account to be debited to invest specified dollar amounts in shares of the Fund. The investor's bank must be a member of the Automatic Clearing House System. Share certificates are not issued to AIP participants.

     Further information about this program and an application form can be obtained from the Transfer Agent, the Distributor or your broker.

SYSTEMATIC WITHDRAWAL PLAN

     A Systematic Withdrawal Plan is available to shareholders through the Distributor, the Transfer Agent or your broker. The withdrawal plan provides for monthly, quarterly, semi-annual or annual redemption checks in any amount, except as provided below, up to the value of the shares in the shareholder's account. Withdrawals of Class B or Class C shares may be subject to a CDSC. The Systematic Withdrawal Plan is not available to participants in certain retirement plans. Please contact PMFS at (800) 225-1852 for more details.

     In the case of shares held through the Transfer Agent (1) a $10,000 minimum account value applies, (2) withdrawals may not be for less than $100 and (3) the shareholder must elect to have all dividends and/or distributions automatically reinvested in additional full and fractional shares at NAV on shares held under this plan.

     The Distributor, the Transfer Agent or your broker acts as an agent for the shareholder in redeeming sufficient full and fractional shares to provide the amount of the systematic withdrawal payment. The Systematic Withdrawal Plan may be terminated at any time, and Prudential Securities reserves the right to initiate a fee of up to $5 per withdrawal, upon 30 days' written notice to the shareholder.

     Withdrawal payments should not be considered as dividends, yield or income. If systematic withdrawals continuously exceed reinvested dividends and distributions, the shareholder's original investment will be correspondingly reduced and ultimately exhausted.


     Furthermore, each withdrawal constitutes a redemption of shares, and any gain or loss realized must generally be recognized for federal income tax purposes. In addition, withdrawals made concurrently with purchases of additional shares are inadvisable because of the sales charge applicable to (1) the purchase of Class A and Class C shares and (2) the redemption of Class A (in certain circumstances), Class B and Class C shares. Each shareholder should consult his or her own tax adviser with regard to the tax consequences of the Systematic Withdrawal Plan, particularly if used in connection with a retirement plan.


TAX-DEFERRED RETIREMENT PLANS

     Various tax-deferred retirement plans, including a 401(k) plan, self-directed individual retirement accounts and "tax-sheltered accounts" under
Section 403(b)(7) of the Internal Revenue Code are available through Prudential Securities. These plans are for use by both self-employed individuals and corporate employers. These plans permit either self-direction of accounts by participants, or a pooled account arrangement. Information regarding the establishment of these plans, the administration, custodial fees and other details is available from the Distributor or the Transfer Agent.

     Investors who are considering the adoption of such a plan should consult with their own legal counsel or tax adviser with respect to the establishment and maintenance of any such plan.

TAX-DEFERRED RETIREMENT ACCOUNTS

     INDIVIDUAL RETIREMENT ACCOUNTS. An individual retirement account (IRA) permits the deferral of federal income tax on income earned in the account until the earnings are withdrawn. The following chart represents a comparison of the earnings in a personal savings account with those in an IRA, assuming a $2,000 annual contribution, an 8% rate of return and a 38.6% federal income tax bracket and shows how much more retirement income can accumulate within an IRA as opposed to a taxable individual savings account.

                            TAX-DEFERRED COMPOUNDING(1)

          CONTRIBUTIONS                                                        PERSONAL
          MADE OVER:                                                            SAVINGS        IRA
          -------------                                                        ---------     --------
          10 years                                                             $  26,165     $ 31,291
          15 years                                                                44,675       58,649
          20 years                                                                68,109       98,846
          25 years                                                                97,780      157,909
          30 years                                                               135,346      244,692

----------
     (1) The chart is for illustrative purposes only and does not represent the performance of the Fund or any specific investment. It shows taxable versus tax-deferred compounding for the periods and on the terms indicated. Earnings in a traditional IRA account will be subject to tax when withdrawn from the account. Distributions from a Roth IRA which meet the conditions required under the Internal Revenue Code will not be subject to tax upon withdrawal from the account.

MUTUAL FUND PROGRAMS


     From time to time, the Fund may be included in a mutual fund program with other JennisonDryden or Strategic Partners mutual funds. Under such a program, a group of portfolios will be selected and thereafter marketed collectively. Typically, these programs are created with an investment theme, such as, to seek greater diversification, protection from interest rate movements or access to different management styles. In the event such a program is instituted, there may be a minimum investment requirement for the program as a whole. The Fund may waive or reduce the minimum initial investment requirements in connection with such a program.


     The mutual funds in the program may be purchased individually or as part of a program. Since the allocation of portfolios included in the program may not be appropriate for all investors, investors should consult their financial advisor concerning the appropriate blend of portfolios for them. If investors elect to purchase the individual mutual funds that constitute the program in an investment ratio different from that offered by the program, the standard minimum investment requirements for the individual mutual funds will apply.

                                 NET ASSET VALUE


     The Fund's net asset value or NAV is determined by subtracting its liabilities from the value of its assets and dividing the remainder by the number of shares outstanding. The Fund will compute its NAV once each business day at the close of regular trading on the NYSE, usually 4:00 p.m. New York time, after the close of trading on the NYSE, or earlier if the NYSE closes early. The Fund may not compute its NAV on days on which no orders to purchase, sell or redeem Fund shares have been received or days on which changes in the value of the Fund's portfolio securities do not materially affect its NAV. The NYSE is closed on the following holidays: New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day.

     Under the 1940 Act, the Board is responsible for determining in good faith the fair value of securities of the Fund. In accordance with procedures adopted by the Board, the value of investments listed on a securities exchange and Nasdaq National Market System securities (other than options on stock and stock indexes) are valued at the last sales price on the day of valuation or, if there was no sale on such day, the mean between the last bid and asked prices on such day or at the last bid price on such day in the absence of an asked price. Securities included on the Nasdaq market are valued at the Nasdaq official closing price (NOCP) on the day of valuation, or if there was no NOCP, at the last sale price. Nasdaq market securities for which there was no NOCP or last sale price are valued at the mean between the last bid and asked prices on the day of valuation, or the last bid price in the absence of an asked price. Corporate bonds (other than convertible debt securities) and U.S. government securities that are actively traded in the over-the-counter market, including listed securities for which the primary market is believed by the investment adviser in consultation with the Manager to be over-the-counter, are valued on the basis of valuations provided by an independent pricing agent or more than one principal market maker which uses information with respect to transactions in bonds, quotations from bond dealers, agency ratings, market transactions in comparable securities and various relationships between securities in determining value. Convertible debt securities that are actively traded in the over-the-counter market, including listed securities for which the primary market is believed by the investment adviser in consultation with the Manager to be over-the-counter, are valued at the mean between the last reported bid and asked prices (or the last bid price in the absence of an asked price) provided by more than one principal market maker (if available, otherwise, a primary dealer). Options on stock and stock indexes traded on an exchange are valued at the last sale price on such exchange or, if there was no such sale on such day, at the mean between the most recently quoted bid and asked prices on the respective exchange or at the last bid price on such day in the absence of an asked price and futures contracts and options thereon are valued at their last sales prices as of the close of trading on the applicable commodities exchange or board of trade or, if there was no sale on the applicable commodities exchange or board of trade on such day, at the mean between the most recently quoted bid and asked prices on such exchange or board of trade or at the last bid price on such day in the absence of an asked price. Quotations of foreign securities in a foreign currency are converted to U.S. dollar equivalents at the current rate obtained from a recognized bank, dealer or independent service on the day of valuation, and forward currency exchange contracts are valued at the current cost of covering or offsetting such contracts calculated on the day of valuation. Should an extraordinary event, which is likely to affect the value of the security, occur after the close of an exchange on which a portfolio security is traded, such security will be valued at fair value considering factors determined in good faith by the investment adviser under procedures established by and under the general supervision of the Fund's Board of Directors.

     Securities or other assets for which reliable market quotations are not readily available, or for which the pricing agent or principal market maker does not provide a valuation or methodology or provides a valuation or methodology that, in the judgment of the investment adviser or Manager (or Valuation Committee or Board) does not represent fair value, are valued by the Valuation Committee or Board, in consultation with the Manager and investment adviser, including, as applicable, their portfolio managers, traders and its research and credit analysts and legal and compliance personnel, on the basis of the following factors: nature of any restrictions on disposition of the securities, assessment of the general liquidity/illiquidity of the securities, the issuer's financial condition and the markets in which it does business, the cost of the security, the size of the holding and the capitalization of the issuer, any available analyst, media or other reports of information deemed reliable by the Manager or investment adviser regarding the issuer or the markets or industry in which it operates, consistency with valuation of similar securities held by other JennisonDryden or Strategic Partners funds, transactions in comparable securities, relationships among various securities and such other factors as may be determined by the Manager, the investment adviser, Board of Directors or Valuation Committee to materially affect the value of the security. Fair Value Securities may include, but are not limited to, the following: certain private placements and restricted securities that do not have an active trading market; securities whose trading has been suspended or for which market quotes are no longer available; debt securities that have recently gone into default and for which there is no current market; securities whose prices are stale; securities denominated in currencies that are restricted, untraded or for which exchange rates are disrupted; securities affected by significant events; and securities that the Adviser or Manager believes were priced incorrectly. A "significant event" (which includes, but is not limited to, an extraordinary political or market event) is an event that the investment adviser or Manager believes with a reasonably high degree of certainty has caused the closing market prices of one or more of the Fund's portfolio securities to no longer reflect their value at the time of the Fund's NAV calculation. On a day that the Manager determines that one or more of the Fund's portfolio securities constitute Fair Value Securities, the Manager may determine the fair value of these securities without the supervision of the Valuation Committee if the fair valuation of all such securities results in a change of less than $0.01 to the Fund's NAV and the Manager presents these valuations to the Board for its ratification. Short-term debt securities are valued at cost, with interest accrued or discount amortized to the date of maturity, if their original maturity was 60 days or less, unless such valuation, in the judgment of the investment adviser or Manager, does not represent fair value. Securities with remaining maturities of 60 days or more, for which market quotations are readily available, are valued at their current market quotations as supplied by an independent pricing agent or more than one principal market maker.


     Although the legal rights of each class of shares are substantially identical, the different expenses borne by each class will result in different NAVs. The NAV of Class B and Class C shares will generally be lower than the NAV of Class A or Class Z shares as a result of the larger distribution-related fee to which Class B and Class C shares are subject. The NAV of Class Z shares will generally be higher than the NAV of Class A, Class B or Class C shares as a result of the fact that Class Z shares are not subject to any distribution and/or service fee. It is expected however that the NAV per share of the four classes will tend to converge immediately after the recording of dividends, if any, which will differ by approximately the amount of the distribution and/or service fee expense accrual differential among the classes.

                       TAXES, DIVIDENDS AND DISTRIBUTIONS


     The Fund is qualified to be taxed, intends to remain qualified to be taxed, and has elected to be treated as a regulated investment company under Subchapter M of the Internal Revenue Code (the Code). This relieves the Fund (but not its shareholders) from paying federal income tax on income and capital gains which are distributed to shareholders, and permits net capital gains of the Fund (that is, the excess of net long-term capital gains over net short-term capital losses) to be treated as long-term capital gains of the shareholders, regardless of how long shareholders have held their shares in the Fund. The Fund expects to pay dividends of net investment income, if any, semi-annually. The Board will determine at least once a year whether to distribute any net capital gains of the Fund. In determining amounts of capital gains to be distributed, any capital loss carryforwards from prior years will offset capital gains. For federal income tax purposes, the Fund had a capital loss carry-forward as of September 30, 2003, of approximately $15,915,000 of which $11,493,000 expires in 2008 and $4,422,000 expires in 2011. Distributions will be paid in additional Fund shares based on the NAV at the close of business on the record date, unless the shareholder elects in writing not less than five full business days prior to the record date to receive such distributions in cash.

     Qualification and taxation of the Fund as a regulated investment company under the Code require, among other things, that (a) the Fund derive at least 90% of its annual gross income (without reduction for losses from the sale or other disposition of securities or foreign currencies) from dividends, interest, payments with respect to securities loans and gains from the sale or other disposition of securities or options thereon or foreign currencies, or other income (including, but not limited to, gains from options, futures or forward contracts) derived with respect to its business of investing in such securities or currencies; (b) the Fund diversify its holdings so that, at the end of each quarter of the taxable year, (1) at least 50% of the value of the Fund's assets is represented by cash and cash items, U.S. government securities, the securities of other regulated investment companies and other securities limited in respect of any one issuer to an amount not greater than 5% of the value of the Fund's assets and 10% of the outstanding voting securities of such issuer, and (2) not more than 25% of the value of its assets is invested in the securities of any one issuer (other than U.S. government securities or the securities of other regulated investment companies); and (c) the Fund distribute to its shareholders at least 90% of its net investment income and net short-term capital gains (that is, the excess of net short-term capital gains over net long-term capital losses) in each year. A 4% nondeductible excise tax will be imposed on the Fund to the extent the Fund does not meet certain minimum distribution requirements by the end of each calendar year. For this purpose, any income or gain retained by the Fund which is subject to tax will be considered to have been distributed by year-end. In addition, dividends declared in October, November and December payable to shareholders of record on a specified date in October, November and December and paid in the following January will be treated as having been paid by the Fund and received by each shareholder in such prior year. Under this rule, therefore, a shareholder may be taxed in one year on dividends or distributions actually received in January of the following year. (The Fund intends to make timely distributions of the Fund's income in compliance with these requirements. As a result, it is expected that the Fund will not be subjected to the excise tax.)

     Gains or losses on sales of securities by the Fund generally will be treated as long-term capital gains or losses if the securities have been held by it for more than one year, except in certain cases where the Fund acquires a put or writes a call thereon or otherwise holds an offsetting position with respect to the securities. Other gains or losses on the sale of securities will be short-term capital gains or losses. Gains and losses on the sale, lapse or other termination of options on securities will be treated as gains and losses from the sale of securities. If an option written by the Fund on securities lapses or is terminated through a closing transaction, such as a repurchase by the Fund of the option from its holder, the Fund generally will realize a short-term capital gain or loss. If securities are sold by the Fund pursuant to the exercise of a call option written by it, the Fund will include the premium received in the sales proceeds of the securities delivered in determining the amount of gain or loss on the sale. If securities are purchased by the Fund pursuant to the exercise of a put option written by it, the Fund will subtract the premium received from its cost basis in the securities purchased. Certain transactions of the Fund may be subject to wash sale, short sale, constructive sale, straddle and anti-conversion provisions of the Code which may, among other things, require the Fund to defer recognition of losses, recognize gain, or cause gain to be treated as ordinary income rather than capital gain. In addition, debt securities acquired by the Fund may be subject to original issue discount and market discount rules which, respectively, may cause the Fund to accrue income in advance of the receipt of cash with respect to interest or cause gains to be treated as ordinary income. Gains or losses attributable to foreign currency contracts, or to fluctuations in exchange rates between the time the Fund accrues income, expenses or other liabilities denominated in a foreign currency and the time that the Fund actually collects such income or pays such liabilities, are treated as ordinary income or ordinary loss for federal income tax purposes. Similarly, gains or losses on the disposition of debt securities held by the Fund, if any, denominated in a foreign currency, to the extent attributable to fluctuations in exchange rates between the acquisition and its disposition dates are also treated as ordinary income or loss.

     Certain futures contracts and options thereon, foreign currency forward contracts, and most options (referred to as Section 1256 contracts) held by the Fund will be required to be "marked to market" for federal income tax purposes; that is, treated as having been sold at their fair market value on the last day of the Fund's taxable year. Except with respect to certain foreign currency forward contracts, 60% of any gain or loss recognized on these deemed sales and on actual dispositions will generally be treated as long-term capital gain or loss.

     Under the Code, gains or losses attributable to fluctuations in exchange rates which occur between the time the Fund accrues interest or other receivables or accrues expenses or other liabilities denominated in a foreign currency and the time the Fund actually collects such receivables or pays such liabilities are treated as ordinary income or ordinary loss. Similarly, gains or losses on forward foreign currency exchange contracts or dispositions of debt securities denominated in a foreign currency attributable to fluctuations in the value of the foreign currency between the date of acquisition of the security and the date of disposition also may be treated as ordinary gain or loss. These gains or losses, referred to under the Code as "Section 988" gains or losses, increase or decrease the amount of the Fund's investment company taxable income available to be distributed to its shareholders as ordinary income, rather than increasing or decreasing the amount of the Fund's net capital gain. If Section 988 losses exceed other investment company taxable income during a taxable year, the Fund would not be able to make any ordinary dividend distributions, or distributions made before the losses were realized would be recharacterized as a return of capital to shareholders, rather than as an ordinary dividend, thereby reducing each shareholder's basis in his or her Fund shares.

     Any loss realized on a sale, redemption or exchange of shares of the Fund by a shareholder will be disallowed to the extent the shares are replaced within the 61-day period beginning 30 days before the disposition of shares. Shares purchased pursuant to the reinvestment of a dividend or distribution will constitute a replacement of shares.

     A shareholder who acquires shares of the Fund and sells or otherwise disposes of such shares within 90 days of acquisition may not be allowed to include certain sales charges incurred in acquiring such shares for purposes of calculating gain or loss realized upon a sale or exchange of shares of the Fund.


     Capital gain of a noncorporate U.S. shareholder that is recognized before January 1, 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year.


     The per share dividends on Class B and Class C shares, if any, will be lower than the per share dividends on Class A or Class Z shares as a result of the higher distribution-related fee applicable with the Class B and Class C shares and lower on Class A shares in relation to Class Z shares. The per share distributions of net capital gains, if any, will be paid in the same amount for Class A, Class B, Class C and Class Z shares. See "Net Asset Value."


     Dividends of net investment income paid to a noncorporate U.S. shareholder before January 1, 2009 that are designated as qualified dividend income will generally be taxable to such shareholder at a maximum tax rate of 15%. However, the amount of dividend income that may be so designated by the Fund will generally be limited to the aggregate of the eligible dividends received by the Fund. In addition, the Fund must meet certain holding period requirements wit respect to the shares on which the Fund received the eligible dividends, and the noncorporate U.S. shareholder must meet certain holding period requirements with respect to the Fund shares. The Fund does not anticipate paying any dividends of qualified dividend income. Dividends of net investment income that are not designated as qualified dividend income and distributions of net short-term capital gains will be taxable to shareholders at rates applicable to ordinary income.


     Dividends of net investment income and distributions of net short-term capital gains paid to a shareholder generally who is a nonresident alien individual, a foreign corporation or a foreign partnership (foreign shareholder) are subject to a 30% (or lower treaty rate) withholding tax upon the gross amount of the dividends unless the dividends are effectively connected with a U.S. trade or business conducted by the foreign shareholder. Net capital gain distributions paid to a foreign shareholder are generally not subject to withholding tax. A foreign shareholder will, however, be required to pay U.S. income tax on any dividends and capital gain distributions which are effectively connected with a U.S. trade or business of the foreign shareholder. Foreign shareholders are advised to consult their own tax advisors with respect to the particular tax consequences to them of an investment in the Fund. Shareholders electing to receive dividends and capital gain distributions in the form of additional shares will have a cost basis for federal income tax purposes in each share so received equal to the net asset value of a share of the Fund on the reinvestment date. Any gain or loss realized upon the sale or redemption of shares by a shareholder will generally be treated as long-term capital gain or loss if the shares have been held for more than one year and otherwise as short-term capital gain or loss.

     Dividends received by corporate shareholders generally are eligible for a dividends-received deduction of 70% to the extent a Fund's income is derived from qualified dividends received by the Fund from domestic corporations. Dividends attributable to foreign corporations, interest income, capital and currency gain, gain or loss from Section 1256 contracts (described above), and income from certain other sources will not constitute qualified dividends. Individual shareholders are not eligible for the dividends-received deduction.


     The Fund may, from time to time, invest in Passive Foreign Investment Companies (PFICs). A PFIC is a foreign corporation that, in general, meets either of the following tests: (1) at least 75% of its gross income is passive or (2) an average of at least 50% of its assets produce, or are held for the production of, passive income. If the Fund acquires and holds stock in a PFIC beyond the end of the year of its acquisition, the Fund will be subject to federal income tax on a portion of any "excess distribution" received on the stock or on any gain from disposition of the stock (collectively, PFIC income), plus interest thereon, even if the Fund distributes the PFIC income as a taxable dividend to its shareholders. The balance of the PFIC income will be included in the Fund's investment company taxable income and, accordingly, will not be taxable to it to the extent that income is distributed to its shareholders. The Fund may make a "mark-to-market" election with respect to any marketable stock it holds of a PFIC. If the election is in effect, at the end of the Fund's taxable year the Fund will recognize the amount of gains, if any, as ordinary income with respect to PFIC stock. Any loss will be recognized on PFIC stock to the extent of previously recognized mark to market gains. Alternatively, the Fund, if it meets certain requirements, may elect to treat any PFIC in which it invests as a "qualified electing fund," in which case, in lieu of the foregoing tax and interest obligation, the Fund will be required to include in income each year its PRO RATA share of the qualified electing fund's annual ordinary earnings and net capital gain, even if they are not distributed to the Fund; those amounts would be subject to the distribution requirements applicable to the Fund described above. Because the election to treat a PFIC as a qualified electing fund cannot be made without the provision of certain information by the PFIC, it is unlikely that the Fund will be able to make such an election. Notwithstanding any election made by the Fund, dividends attributable to distributions from a foreign corporation will not be eligible for the special tax rates applicable to qualified dividend income if the foreign corporation is a PFIC either in the taxable year of the foreign corporation in which the distribution was made to the Fund or the preceding taxable year.


     Income received by the Fund from sources within foreign countries may be subject to withholding and other taxes imposed by such countries. Income tax treaties between certain countries and the United States may reduce or eliminate such taxes. It is impossible to determine in advance the effective rate of foreign tax to which the Fund will be subject, since the amount of the Fund's assets to be invested in various countries is not known. The Fund does not expect to meet the requirements of the Code for "passing-through" to its shareholders any foreign income taxes paid.

     Shareholders are advised to consult their own tax advisors with respect to the federal, state and local tax consequences resulting from their investment in the Fund.

                             PERFORMANCE INFORMATION

     AVERAGE ANNUAL TOTAL RETURN. The Fund may from time to time advertise its average annual total return. Average annual total return is determined separately for Class A, Class B, Class C and Class Z shares.

     Average annual total return is computed according to the following formula:

                         P(1+T)(TO THE POWER OF n) = ERV

Where: P = a hypothetical initial payment of $1000.

       T = average annual total return.

       n = number of years.

       ERV = ending redeemable value at the end of the 1-, 5- or 10-year periods
             (or fractional portion thereof) of a hypothetical $1000 investment made at the beginning of the 1-, 5- or 10-year periods.

     Average annual total return takes into account any applicable initial or contingent deferred sales charges but does not take into account any federal or state income taxes that may be payable upon receiving distributions and following redemption.


     Below are the average annual total returns for the Fund's share classes for the periods ended September 30, 2003.



                                                         ONE         FIVE          TEN             SINCE
                                                         YEAR        YEARS        YEARS          INCEPTION
                                                        -----        -----        -----        --------------
          Class A                                       30.89%       3.84%        7.28%        9.99% (1/22/90)
          Class B                                       31.79%       3.96%        7.03%        9.98% (11/13/80)
          Class C                                       34.43%       3.92%         N/A         7.91% (8/1/94)
          Class Z                                       38.06%       5.16%         N/A         7.37% (3/1/96)

     AVERAGE ANNUAL TOTAL RETURN (AFTER TAXES ON DISTRIBUTIONS AND AFTER TAXES ON DISTRIBUTIONS AND REDEMPTION)

     Average annual total return (after taxes on distributions and after taxes on distributions and redemption) is computed according to the following formula:

                  P(1+T)(TO THE POWER OF n) = ATV(SUB D or DR)

     Where: P = a hypothetical initial payment of $1,000.

            T = average annual total return after taxes on distributions, or after taxes on distributions and redemption, as applicable).

            n = number of years.

            ATV (SUB D or DR)

                ATV(SUB D) =  ending value of a hypothetical $1,000 payment made at the beginning of the 1-, 5-, or 10-year periods at the end of the 1-, 5-, 10-year periods (or fractional portion thereof), after taxes on fund distributions but not after taxes on redemptions.

                ATV(SUB DR) = ending of value of a hypothetical $1,000 payment made at the beginning of the 1-, 5-, or 10-year periods at the end of the 1-, 5-, or 10-year periods (or fractional portion thereof), after taxes on fund distributions and redemptions.

     Average annual total return (after taxes on distributions and after taxes on distributions and redemption) takes into account any applicable initial or contingent deferred sales charges and takes into account federal income taxes that may be payable upon receiving distributions, and upon receiving distributions and following redemption, respectively. Federal income taxes are calculated using the highest marginal income tax rates in effect on the reinvestment date.


     Below are the average annual total returns (after taxes on distributions) for the Fund's share classes for the periods ended September 30, 2003.



                                                          ONE         FIVE          TEN              SINCE
                                                          YEAR        YEARS        YEARS           INCEPTION
                                                       --------     --------     --------      -------------------
          Class A                                        30.89%       3.36%        5.65%        8.36%   (1-22-90)
          Class B                                        31.79        3.43         5.30         8.02    (11-13-80)
          Class C                                        34.43        3.39         N/A          6.25    (8-01-94)
          Class Z                                        38.06        4.67         N/A          6.02    (3-1-96)


     Below are the average annual total returns (after taxes on distributions and redemption) for the Fund's share classes for the periods ended September 30, 2003.


                                                          ONE         FIVE          TEN              SINCE
                                                          YEAR        YEARS        YEARS           INCEPTION
                                                       --------     --------     --------      -------------------
          Class A                                        20.08%       3.02%        5.37%        8.22%   (1-22-90)
          Class B                                        20.66        3.11         5.15         8.00    (11-13-80)
          Class C                                        22.38        3.08         N/A          5.97    (8-01-94)
          Class Z                                        24.74        4.10         N/A          5.63    (3-1-96)


     AGGREGATE TOTAL RETURN. The Fund may also advertise its aggregate total return. Aggregate total return is determined separately for Class A, Class B, Class C and Class Z shares.

     Aggregate total return represents the cumulative change in the value of an investment in the Fund and is computed according to the following formula:

                                     ERV - P
                                   -----------
                                        P

Where:      P   = a hypothetical initial payment of $1000.

            ERV = ending redeemable value at the end of the 1-, 5- or 10-year periods (or fractional portion thereof) of a hypothetical $1000 investment made at the beginning of the 1-, 5- or 10-year periods.

     Aggregate total return does not take into account any federal or state income taxes that may be payable upon redemption or any applicable initial or contingent deferred sales charges.

     Below are the aggregate total returns for the Fund's share classes for the periods ended September 30, 2003.


                                                          ONE         FIVE         TEN            SINCE
                                                          YEAR        YEARS       YEARS         INCEPTION
                                                       --------     --------     --------    -------------------
          Class A                                        37.77%      27.11%      112.64%      287.49% (1/22/90)
          Class B                                        36.79%      22.42%       97.33%      781.08% (11/13/80)
          Class C                                        36.79%      22.42%         N/A       102.94% (8/1/94)
          Class Z                                        38.06%      28.59%         N/A        31.08% (3/1/96)


     ADVERTISING. Advertising materials for the Fund may include biographical information relating to its portfolio manager(s), and may include or refer to commentary by the Fund's manager(s) concerning investment style, investment discipline, asset growth, current or past business experience, business capabilities, political, economic or financial conditions and other matters of general interest to investors. Advertising materials for the Fund also may include mention of The Prudential Insurance Company of America, its affiliates and subsidiaries, and reference the assets, products and services of those entities.

     From time to time, advertising materials for the Fund may include information concerning retirement and investing for retirement, may refer to the approximate number of Fund shareholders and may refer to Lipper rankings or Morningstar ratings, other related analysis supporting those ratings, other industry publications, business periodicals and market indexes. In addition, advertising materials may reference studies or analyses performed by the Manager or its affiliates. Advertising materials for sector funds, funds that focus on market capitalizations, index funds and international/global funds may discuss the potential benefits and risks of that investment style. Advertising materials for fixed income funds may discuss the benefits and risks of investing in the bond market including discussions of credit quality, duration and maturity.

     The Fund also may include comparative performance information in advertising or marketing the Fund's shares. Such performance information may include data from Lipper Inc., Morningstar Publications, Inc. and other industry publications, business periodicals and market indexes. Set forth below is a chart which compares the performance of different types of investments over the long term and the rate of inflation.(1)

[CHART]

                    PERFORMANCE COMPARISON OF DIFFERENT TYPES
                        OF INVESTMENTS OVER THE LONG-TERM
                            (12/31/1926 - 12/31/2002)

Common Stocks           10.2%
Long-Term Gov't. Bonds   5.5%
Inflation                3.1%

----------
(1) Source: Ibbotson Associates. Used with permission. All rights reserved.
            Common stock returns are based on the Standard & Poor's 500 Composite Stock Price Index, a market-weighted, unmanaged index of 500 common stocks in a variety of industry sectors. It is a commonly used indicator of broad stock price movements. This chart is for illustrative purposes only and is not intended to represent the performance of any particular investment or fund. Investors cannot invest directly in an index. Past performance is not a guarantee of future results.

                              FINANCIAL STATEMENTS


     The Fund's financial statements for the fiscal year ended September 30, 2003, incorporated in this SAI by reference to the Fund's 2003 annual report to shareholders (File No. 811-3084), have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent auditors, given on authority of said firm as experts in auditing and accounting. You may obtain a copy of the Fund's annual report at no charge by request to the Fund by calling (800) 225-1852, or by writing to the Fund at Gateway Center Three, 100 Mulberry Street, Newark, New Jersey 07102-4077.

                   APPENDIX I--GENERAL INVESTMENT INFORMATION

     The following terms are used in mutual fund investing.

ASSET ALLOCATION

     Asset allocation is a technique for reducing risk, providing balance. Asset allocation among different types of securities within an overall investment portfolio helps to reduce risk and to potentially provide stable returns, while enabling investors to work toward their financial goal(s). Asset allocation is also a strategy to gain exposure to better performing asset classes while maintaining investment in other asset classes.

DIVERSIFICATION

     Diversification is a time-honored technique for reducing risk, providing "balance" to an overall portfolio and potentially achieving more stable returns. Owning a portfolio of securities mitigates the individual risks (and returns) of any one security. Additionally, diversification among types of securities reduces the risks (and general returns) of any one type of security.

DURATION

     Debt securities have varying levels of sensitivity to interest rates. As interest rates fluctuate, the value of a bond (or a bond portfolio) will increase or decrease. Longer term bonds are generally more sensitive to changes in interest rates. When interest rates fall, bond prices generally rise. Conversely, when interest rates rise, bond prices generally fall.

     Duration is an approximation of the price sensitivity of a bond (or a bond portfolio) to interest rate changes. It measures the weighted average maturity of a bond's (or a bond portfolio's) cash flows, that is, principal and interest rate payments. Duration is expressed as a measure of time in years--the longer the duration of a bond (or a bond portfolio), the greater the impact of interest rate changes on the bond's (or the bond portfolio's) price. Duration differs from effective maturity in that duration takes into account call provisions, coupon rates and other factors. Duration measures interest rate risk only and not other risks, such as credit risk and, in the case of non-U.S. dollar denominated securities, currency risk. Effective maturity measures the final maturity dates of a bond (or a bond portfolio).

MARKET TIMING

     Market timing--buying securities when prices are low and selling them when prices are relatively higher--may not work for many investors because it is impossible to predict with certainty how the price of a security will fluctuate. However, owning a security for a long period of time may help investors offset short-term price volatility and realize positive returns.

POWER OF COMPOUNDING

     Over time, the compounding of returns can significantly impact investment returns. Compounding is the effect of continuous investment on long-term investment results, by which the proceeds of capital appreciation (and income distributions, if elected) are reinvested to contribute to the overall growth of assets. The long-term investment results of compounding may be greater than that of an equivalent initial investment in which the proceeds of capital appreciation and income distributions are taken in cash.

STANDARD DEVIATION

     Standard deviation is an absolute (non-relative) measure of volatility which, for a mutual fund, depicts how widely the returns varied over a certain period of time. When a fund has a high standard deviation, its range of performance has been very wide, implying greater volatility potential. Standard deviation is only one of several measures of a fund's volatility.

                    APPENDIX II--HISTORICAL PERFORMANCE DATA

     The historical performance data contained in this Appendix relies on data obtained from statistical services, reports and other services believed by the Manager to be reliable. The information has not been independently verified by the Manager.

     The following chart shows the long-term performance of various asset classes and the rate of inflation.

[CHART]

                EACH INVESTMENT PROVIDES A DIFFERENT OPPORTUNITY

               SMALL STOCKS    COMMON STOCKS        LONG-TERM BONDS      TREASURY BILLS   INFLATION
     1926
     1936
     1946
     1956
     1966
     1976
     1986
     1996
     2002        $ 6,816          $ 1,775                 $ 60                $ 17           $ 10

----------


Source: Ibbotson Associates. Used with permission. This chart is for illustrative purposes only and is not indicative of the past, present, or future performance of any asset class or any JennisonDryden or Strategic Partners mutual fund.


Generally, stock returns are due to capital appreciation and reinvesting any gains. Bond returns are due mainly to reinvesting interest. Also, stock prices usually are more volatile than bond prices over the long-term. Small stock returns for 1926-1980 are those of stocks comprising the 5th quintile of the New York Stock Exchange. Thereafter, returns are those of the Dimensional Fund Advisors (DFA) Small Company Fund. Common stock returns are based on the S&P 500 Composite Stock Price Index, a market-weighted, unmanaged index of 500 stocks (currently) in a variety of industries. It is often used as a broad measure of stock market performance.

Long-term government bond returns are measured using a constant one-bond portfolio with a maturity of roughly 20 years. Treasury bill returns are for a one-month bill. Treasuries are guaranteed by the government as to the timely payment of principal and interest; equities are not. Inflation is measured by the consumer price index (CPI).

     Set forth below is historical performance data relating to various sectors of the fixed-income securities markets. The chart shows the historical total returns of U.S. Treasury bonds, U.S. mortgage securities, U.S. corporate bonds, U.S. high yield bonds and world government bonds on an annual basis from 1992 through 2002. The total returns of the indexes include accrued interest, plus the price changes (gains or losses) of the underlying securities during the period mentioned. The data is provided to illustrate the varying historical total returns and investors should not consider this performance data as an indication of the future performance of the Fund or of any sector in which the Fund invests.


     All information relies on data obtained from statistical services, reports and other services believed by the Manager to be reliable. Such information has not been verified. The figures do not reflect the operating expenses and fees of a mutual fund. See "Risk/Return Summary--Fees and Expenses" in the prospectus. The net effect of the deduction of the operating expenses of a mutual fund on these historical total returns, including the compounded effect over time, could be substantial.


            HISTORICAL TOTAL RETURNS OF DIFFERENT BOND MARKET SECTORS



   YEAR                                 1992   1993     1994   1995    1996   1997    1998    1999     2000      2001     2002
-------------------------------------------------------------------------------------------------------------------------------
   U.S. GOVERNMENT
   TREASURY BONDS(1)                    7.2%   10.7%   (3.4)%  18.4%    2.7%   9.6%   10.0%  (2.56)%   13.52%    7.23%    11.50%

   U.S. GOVERNMENT
   MORTGAGE SECURITIES(2)               7.0%    6.8%   (1.6)%  16.8%    5.4%   9.5%    7.0%   1.86%    11.16%    8.22%     8.75%

   U.S. INVESTMENT GRADE
   CORPORATE BONDS(3)                   8.7%   12.2%   (3.9)%  22.3%    3.3%  10.2%    8.6%  (1.96)%    9.39%   10.40%    10.52%

   U.S. HIGH YIELD
   BONDS(4)                            15.8%   17.1%   (1.0)%  19.2%   11.4%  12.8%    1.8%   2.39%    (5.86)%   5.28%    (1.41)%

-------------------------------------------------------------------------------------------------------------------------------
   WORLD GOVERNMENT
   BONDS(5)                             4.8%   15.1%    6.0%   19.6%    4.1%  (4.3)%   5.3%  (5.07)%   (2.63)%  (3.54)%   21.99%
===============================================================================================================================

   DIFFERENCE BETWEEN
   HIGHEST AND LOWEST
   RETURNS PERCENT                     11.0%   10.3%    9.9%    5.5%    8.7%  17.1%    8.4%   7.46%    19.10%   13.94%    23.40%
-------------------------------------------------------------------------------------------------------------------------------


(1) LEHMAN BROTHERS TREASURY BOND INDEX is an unmanaged index made up of over 150 public issues of the U.S. Treasury having maturities of at least one year.

(2) LEHMAN BROTHERS MORTGAGE-BACKED SECURITIES INDEX is an unmanaged index that includes over 600 15- and 30-year fixed-rate mortgage-backed securities of the Government National Mortgage Association (GNMA), Federal National Mortgage Association (FNMA), and the Federal Home Loan Mortgage Corporation (FHLMC).

(3) LEHMAN BROTHERS CORPORATE BOND INDEX includes over 3,000 public fixed-rate, nonconvertible investment-grade bonds. All bonds are U.S. dollar-denominated issues and include debt issued or guaranteed by foreign sovereign governments, municipalities, governmental agencies or international agencies. All bonds in the index have maturities of at least one year. Source: Lipper Inc.

(4) LEHMAN BROTHERS HIGH YIELD BOND INDEX is an unmanaged index comprising over 750 public, fixed-rate, nonconvertible bonds that are rated Ba1 or lower by Moody's Investors Service (or rated BB+ or lower by Standard & Poor's or Fitch Investors Service). All bonds in the index have maturities of at least one year.

(5) SALOMON SMITH BARNEY BROTHERS WORLD GOVERNMENT INDEX (NON U.S.) includes over 800 bonds issued by various foreign governments or agencies, excluding those in the U.S., but including those in Japan, Germany, France, the U.K., Canada, Italy, Australia, Belgium, Denmark, the Netherlands, Spain, Sweden, and Austria. All bonds in the index have maturities of at least one year.

     This chart illustrates the performance of major world stock markets for the period from 1986 through December 31, 2002. It does not represent the performance of any JennisonDryden or Strategic Partners mutual fund.


[CHART]

            AVERAGE ANNUAL TOTAL RETURNS OF MAJOR WORLD STOCK MARKETS
                  (12/31/1986 - 12/31/2002 --- IN U.S. DOLLARS)

Denmark                    10.58%
Hong Kong                  10.44%
USA                        10.25%
Netherlands                10.00%
United Kingdom              9.48%
Switzerland                 9.46%
Sweden                      9.41%
Belgium                     8.64%
Spain                       8.55%
Europe                      8.03%
France                      7.56%
Australia                   7.07%
Canada                      6.86%
Norway                      6.49%
Austria                     4.00%
Germany                     3.94%
Italy                       2.39%
Japan                      -1.21%

----------

Source: Morgan Stanley Capital International (MSCI) and Lipper, Inc. as of 12/31/02. Used with permission. Morgan Stanley Country indexes are unmanaged indexes which include those stocks making up the largest two-thirds of each country's total stock market capitalization. Returns reflect the reinvestment of all distributions. This chart is for illustrative purposes only and is not indicative of the past, present or future performance of any specific investment. Investors cannot invest directly in stock indexes.


     This chart shows the growth of a hypothetical $10,000 investment made in the stocks representing the S&P 500 stock index with and without reinvested dividends.

[CHART]

        CAPITAL APPRECIATION    CAPITAL APPRECIATION
          AND REINVESTING          DIVIDENDS ONLY
1977              $   10,000               $  10,000
                  $    9,507               $   9,381
                  $   10,316               $  10,045
                  $   11,210               $  10,782
                  $   10,658               $  10,106
                  $   11,414               $  10,682
                  $   11,725               $  10,821
                  $   12,622               $  11,495
                  $   12,640               $  11,350
                  $   12,119               $  10,735
                  $   13,754               $  12,013
                  $   15,297               $  13,192
                  $   16,748               $  14,275
                  $   16,979               $  14,301
                  $   16,589               $  13,797
                  $   14,891               $  12,217
                  $   15,924               $  12,886
                  $   14,760               $  11,773
                  $   14,677               $  11,526
                  $   16,368               $  12,662
1982              $   19,354               $  14,789
                  $   21,293               $  16,084
                  $   23,657               $  17,677
                  $   23,625               $  17,463
                  $   23,720               $  17,343
                  $   23,152               $  16,738
                  $   22,557               $  16,107
                  $   24,744               $  17,466
                  $   25,208               $  17,586
                  $   27,523               $  18,997
                  $   29,542               $  20,174
                  $   28,332               $  19,146
                  $   33,206               $  22,217
                  $   37,889               $  25,121
                  $   40,123               $  26,376
                  $   37,324               $  24,324
                  $   39,404               $  25,465
                  $   47,817               $  30,673
                  $   50,218               $  31,966
                  $   53,530               $  33,841
1987              $   41,473               $  25,981
                  $   43,826               $  27,223
                  $   46,738               $  28,759
                  $   46,897               $  28,592
                  $   48,341               $  29,203
                  $   51,767               $  31,006
                  $   56,328               $  33,436
                  $   62,351               $  36,714
                  $   63,632               $  37,161
                  $   61,718               $  35,746
                  $   65,592               $  37,647
                  $   56,589               $  32,182
                  $   61,654               $  34,723
                  $   70,595               $  39,455
                  $   70,427               $  39,028
                  $   74,184               $  40,784
                  $   80,397               $  43,858
                  $   78,370               $  42,449
                  $   79,857               $  42,917
                  $   82,376               $  43,933
1992              $   86,514               $  45,816
                  $   90,290               $  47,494
                  $   90,722               $  47,374
                  $   93,059               $  48,258
                  $   95,215               $  49,048
                  $   91,610               $  46,873
                  $   91,993               $  46,716
                  $   96,482               $  48,653
                  $   96,465               $  48,292
                  $  105,847               $  52,651
                  $  115,937               $  57,282
                  $  125,144               $  61,452
                  $  132,672               $  64,767
                  $  139,792               $  67,876
                  $  146,058               $  70,518
                  $  150,574               $  72,272
                  $  163,114               $  77,891
                  $  167,496               $  79,613
                  $  196,711               $  93,075
                  $  211,444               $  99,609
1997              $  217,514               $ 102,043
                  $  247,833               $ 115,852
                  $  256,062               $ 119,226
                  $  230,649               $ 106,941
                  $  279,721               $ 129,257
                  $  293,651               $ 135,265
                  $  314,312               $ 144,344
                  $  294,735               $ 134,880
                  $  338,555               $ 154,495
                  $  346,308               $ 157,579
                  $  337,110               $ 152,955
                  $  333,843               $ 151,053
                  $  307,740               $ 138,831
                  $  271,278               $ 122,012
                  $  287,144               $ 128,751
                  $  245,013               $ 109,457
                  $  271,193               $ 120,723
                  $  271,940               $ 120,651
                  $  235,528               $ 104,082
                  $  194,862               $  85,730
2002              $  211,280               $  92,515

----------

Source: Lipper Inc. Used with permission. All rights reserved. This chart is used for illustrative purposes only and is not intended to represent the past, present or future performance of any JennisonDryden or Strategic Partners Mutual Fund. Common stock total return is based on the Standard & Poor's 500 Composite Stock Price Index, a market-value-weighted index made up of 500 of the largest stocks in the U.S. based upon their stock market value. Investors cannot invest directly in indexes.

[CHART]

                   WORLD STOCK MARKET CAPITALIZATION BY REGION
                           WORLD TOTAL: 12.7 TRILLION

U.S.              56.2%
Europe            29.7%
Pacific Basin     11.8%
Canada             2.3%

----------

Source: Morgan Stanley Capital International, December 31, 2002. Used with permission. This chart represents the capitalization of major world stock markets as measured by the Morgan Stanley Capital International (MSCI) World Index. The total market capitalization is based on the value of approximately 1600 companies in 22 countries (representing approximately 60% of the aggregate market value of the stock exchanges). This chart is for illustrative purposes only and does not represent the allocation of any JennisonDryden or Strategic Partners mutual fund.


     This chart below shows the historical volatility of general interest rates as measured by the long U.S. Treasury Bond.

[CHART]

         LONG-TERM U.S. TREASURY BOND YIELD IN PERCENTAGES (1926 - 2002)

1926
1936
1946
1956
1966
1976
1986
1996
2002

----------

Source: Ibbotson Associates. Used with permission. All rights reserved. This chart illustrates the historical yield of the long-term U.S. Treasury Bond from 1926-2002. Yields represent that of an annually renewed one-bond portfolio with a remaining maturity of approximately 20 years. This chart is for illustrative purposes only and should not be construed to represent the yields of any JennisonDryden or Strategic Partners mutual fund.

APPENDIX III-- DESCRIPTION OF PROXY VOTING POLICIES AND RECORDKEEPING PROCEDURES


     A summary of the proxy voting policies of the Fund's Subadviser follows:

JENNISON ASSOCIATES LLC


     Jennison Associates LLC ("Jennison") actively manages publicly traded equity securities and fixed income securities. Jennison's policy is to ensure that all proxies are voted in the best interests of its clients and that material conflicts of interests between Jennison and its clients do not influence the voting of proxies. Proxies are voted with the primary goal of achieving the long-term maximum economic benefit for the participants and beneficiaries of client accounts. Secondary consideration is given to the public and social value of each issue. Jennison evaluates each proxy on its individual merits on a case-by-case basis. However, in general terms, Jennison typically votes with management on routine matters such as uncontested election of directors and appointment of auditors. With respect to non-routine matters such as mergers, reorganizations, and executive compensation plans the financial impact of such proposals are reviewed on a case-by-case basis. Proxies are referred to members of the Jennison Proxy Committee for individual consideration.

     In order to ensure that material conflicts of interests have not influenced Jennison's voting process, Jennison has implemented a process to identify such conflicts, document voting decisions where such conflicts are deemed to exist and to review such votes. Members of Jennison's Proxy Committee review the decisions to be made with respect to the voting of such proxies. In addition, these votes are reviewed by a committee comprised of senior business executives and regulatory personnel of Jennison and its affiliated asset management unit, Prudential Investment Management, Inc. This committee also has a role in identifying material conflicts that may affect Jennison due to Prudential's ownership of Jennison.

                                      III-1

                                     PART C

                                OTHER INFORMATION

ITEM 23. EXHIBITS.

         (a) (1) Amended and Restated Articles of Incorporation. Incorporated by reference to Exhibit 1(a) to Post-Effective Amendment No. 17 to the Registration Statement filed on Form N-1A via EDGAR on November 29, 1993 (File No. 2-68723).

             (2) Articles of Amendment. Incorporated by reference to Exhibit 1(b) to Post-Effective Amendment No. 20 to the Registration Statement filed on Form N-1A via EDGAR on November 29, 1994 (File No. 2-68723).

             (3) Articles of Amendment. Incorporated by reference to Exhibit 1(c) to Post-Effective Amendment No. 24 to the Registration Statement filed on Form N-1A via EDGAR on December 13, 1996 (File No. 2-68723).

             (4) Articles of Amendment. Incorporated by reference to Exhibit 1(d) to Post-Effective Amendment No. 25 to the Registration Statement filed on Form N-1A via EDGAR on December 2, 1997 (File No. 2-68723).

             (5) Articles Supplementary. Incorporated by reference to Exhibit 1(e) to Post-Effective Amendment No. 26 to the Registration Statement filed on Form N-1A via EDGAR on November 27, 1998 (File No. 2-68723).

             (6) Articles of Amendment. Incorporated by reference to Exhibit
             (a)(6) to Post-Effective Amendment No. 29 to the Registration Statement filed on Form N-1A via EDGAR on September 29, 2000 (File No. 2-68723).


             (7) Articles of Amendment dated September 22, 2003.*

             (8) Articles of Amendment and Restatement dated November 24, 2003.*

         (b) (1) By-Laws, as amended. Incorporated by reference to Exhibit (b) to Post-Effective Amendment No. 29 to the Registration Statement filed on Form N-1A via EDGAR on September 29, 2000 (File No. 2-68723).

             (2) Amended and Restated By-Laws dated July 17, 2003.*


         (c) Instruments defining rights of holders of the securities being offered. Incorporated by reference to Exhibit 4(c) to Post-Effective Amendment No. 17 to the Registration Statement filed on Form N-1A via EDGAR filed on November 29, 1993 (File No. 2-68723).

         (d) (1) Management Agreement between the Registrant and Prudential Investments Fund Management LLC. Incorporated by reference to Exhibit (d)(1) to Post-Effective Amendment No. 32 to the Registration Statement filed on Form N-1A via EDGAR on September 28, 2001 (File No. 2-68723).

             (2) Subadvisory Agreement with Jennison Associates LLC. Incorporated by reference to Exhibit (d)(2) to Post-Effective Amendment No. 32 to the Registration Statement filed on Form N-1A via EDGAR on September 28, 2001 (File No. 2-68723).

         (e) (1) Distribution Agreement. Incorporated by reference to Exhibit 6(a) to Post-Effective Amendment No. 26 to the Registration Statement filed on Form N-1A via EDGAR on November 27, 1998 (File No. 2-68723).

             (2) Form of Selected Dealer Agreement. Incorporated by reference to
             Exhibit 6(b) to Post-Effective Amendment No. 26 to the Registration Statement filed on Form N-1A via EDGAR on November 27, 1998 (File No. 2-68723).

         (g) (1) Custodian Agreement between the Registrant and State Street Bank and Trust Company. Incorporated by reference to Exhibit (g)(1) to Post-Effective Amendment No. 27 to the Registration Statement filed on Form N-1A via EDGAR on September 28, 1999 (File No. 2-68723).

             (2) Amendment to Custodian Agreement. Incorporated by reference to Exhibit (g)(3) to Post-Effective Amendment No. 27 to the Registration Statement filed on Form N-1A via EDGAR on September 28, 1999 (File No. 2-68723).

             (3) Amendment to Custodian Contract. Incorporated by reference to Exhibit (g)(3) to Post-Effective Amendment No. 23 to the Registration Statement filed on Form N-1A via EDGAR on July 31, 2001 of Prudential Natural Resources Fund, Inc. (File No. 33-15166).

             (4) Amendment to Custodian Contract. Incorporated by reference to Exhibit (g)(4) to Post-Effective Amendment No. 24 to the Registration Statement on Form N-1A of Prudential Natural Resources Fund, Inc. (File No. 33-15166) filed via EDGAR on July 30, 2002.

         (h) (1) Transfer Agency Agreement between the Registrant and Prudential Mutual Fund Services, Inc., dated January 1, 1988. Incorporated by reference to Exhibit (h)(1) to Post-Effective Amendment No. 27 to
             the Registration Statement filed on Form N-1A via EDGAR on September 28, 1999 (File No. 2-68723).

             (2) Amendment to Transfer Agency Agreement. Incorporated by reference to Exhibit (h)(2) to Post-Effective Amendment No. 27 to the Registration Statement filed on Form N-1A via EDGAR on September 28, 1999 (File No. 2-68723).


             (3) Amendment to Transfer Agency Agreement dated September 4,
             2002.*


         (i) (1) Opinion and Consent of Counsel. Incorporated by reference to Exhibit (i) to Post-Effective Amendment No. 27 to the Registration Statement filed on Form N-1A via EDGAR on September 28, 1999 (File No. 2-68723).

             (2) Consent of counsel.


         (j) Consent of Independent Auditors.*


         (m) (1) Amended and Restated Distribution and Service Plan for Class A shares. Incorporated by reference to Exhibit 15(a) to Post-Effective Amendment No. 26 to the Registration Statement filed on Form N-1A via EDGAR on November 27, 1998 (File No. 2-68723).

             (2) Amended and Restated Distribution and Service Plan for Class B shares. Incorporated by reference to Exhibit 15(b) to Post-Effective Amendment No. 26 to the Registration Statement filed on Form N-1A via EDGAR on November 27, 1998 (File No. 2-68723).

             (3) Amended and Restated Distribution and Service Plan for Class C shares. Incorporated by reference to Exhibit 15(c) to Post-Effective Amendment No. 26 to the Registration Statement filed on Form N-1A via EDGAR on November 27, 1998 (File No. 2-68723).


         (n) (1) Rule 18f-3 Plan. Incorporated by reference to Exhibit 18 to Post-Effective Amendment No. 26 to the Registration Statement filed on Form N-1A via EDGAR on November 27, 1998 (File No. 2-68723).

             (2) Amended and Restated Rule 18f-3 Plan. Incorporated by reference to Exhibit (n)(2) to Post-Effective Amendment No. 34 to the Registration Statement filed on Form N-1A via EDGAR on November 27, 2002 (File No. 2-68723).

             (3) Amended and Restated Rule 18f-3 Plan dated July 25, 2003.*

         (p) (1) Fund's Amended Code of Ethics. Incorporated by reference to Exhibit (p)(1) to Post-Effective Amendment No. 34 to the Registration Statement filed on Form N-1A via EDGAR on November 27, 2002 (File No. 2-68723).

             (2) Amended Personal Securities Trading Policy of Prudential. Incorporated by reference to Exhibit (p)(2) to Post-Effective Amendment No. 39 to the Registration Statement of Jennison Sector Funds, Inc. filed on Form N-1A via EDGAR on January 29, 2003 (File No. 2-72097).

             (3) Jennison Associates LLC Code of Ethics. Incorporated by reference to Exhibit (p)(3) to Post-Effective Amendment No. 24 to the Registration Statement of Prudential Natural Resources Fund, Inc. filed on Form N-1A via EDGAR on July 30, 2002 (File No. 33-15166).

         (q) (1) Power of Attorney dated August 1, 2003.*

             (2) Powers of Attorney dated August 1, 2003.*


----------
  *Filed herewith.

ITEM 24. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE FUND

     None.

ITEM 25. INDEMNIFICATION

     As permitted by Sections 17(h) and (i) of the Investment Company Act of 1940, as amended (the 1940 Act), and pursuant to Article VI of the Fund's Amended By-Laws (Exhibit (b) to the Registration Statement), the Registrant shall indemnify present and former officers, directors, employees and agents of the Registrant against judgments, fines, settlements and expenses and may advance expenses to such parties to the fullest extent authorized, and in the manner permitted, by applicable federal and state law. Section 2-418 of Maryland General Corporation Law permits indemnification of directors unless it is established that

(i) the act or omission of the director was material to the matter and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty; or (ii) the director actually received an improper personal benefit in money, property or services; or (iii) in the case of a criminal proceeding, the director has reasonable cause to believe that the act or omission was unlawful. As permitted by Section 17(i) of the 1940 Act, pursuant to Section 10 of the Distribution Agreement (Exhibit (e)(1) to the Registration Statement), Prudential Investment Management Services LLC or the Registrant may be indemnified against liabilities which it may incur, except liabilities arising from bad faith, gross negligence, willful misfeasance or reckless disregard of duties.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (Securities Act) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1940 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in connection with the successful defense of any action, suit or proceeding) is asserted against the Registrant by such director, officer or controlling person in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1940 Act and will be governed by the final adjudication of such issue.

     The Registrant has purchased an insurance policy insuring its officers and directors against liabilities, and certain costs of defending claims against such officers and directors, to the extent such officers and directors are not found to have committed conduct constituting willful misfeasance, bad faith, gross negligence or reckless disregard in the performance of their duties. The insurance policy also insures the Registrant against the cost of indemnification payments to officers and directors under certain circumstances.

     Section 9 of the Management Agreement (Exhibit (d)(1) to the Registration Statement) and Section 4 of the Subadvisory Agreement (Exhibit (d)(2) to the Registration Statement) limit the liability of Prudential Investments LLC (PI) and Jennison Associates LLC (Jennison), respectively, to liabilities arising from willful misfeasance, bad faith or gross negligence in the performance of their respective duties or from reckless disregard by them of their respective obligations and duties under the agreements.

     The Registrant hereby undertakes that it will apply the indemnification provisions of its By-Laws and the Distribution Agreement in a manner consistent with Release No. 11330 of the Securities and Exchange Commission under the 1940 Act so long as the interpretation of Sections 17(h) and 17(i) of such Act remain in effect and are consistently applied.

ITEM 26. BUSINESS AND OTHER CONNECTIONS OF THE INVESTMENT ADVISER

     (a) Prudential Investments LLC (PI)

     See "How the Fund is Managed--Manager" in the Prospectus constituting Part A of this Registration Statement and "Investment Advisory and Other Services" in the Statement of Additional Information constituting Part B of this Registration Statement.

     The business and other connections of the officers of PI are listed in Schedules A and D of Form ADV of PI as currently on file with the Securities and Exchange Commission, the text of which is hereby incorporated by reference (File No. 801-31104).

     The business and other connections of PI's directors and principal executive officers are set forth below. The address of each person is Gateway Center Three, 100 Mulberry Street, Newark, New Jersey 07102-4077.


NAME AND ADDRESS               POSITION WITH PI                               PRINCIPAL OCCUPATIONS
----------------               ----------------                               ---------------------
Robert F. Gunia                Executive Vice President       Executive Vice President, and Chief Administrative
                                 and Chief                      Officer; PI; Vice President, Prudential; President,
                                 Administrative Officer         PIMS; Executive Vice President, Chief Administrative
                                                                Officer and Director of American Skandia Investment
                                                                Services, Inc.; Executive Vice President and Director
                                                                of American Skandia Fund Services Inc.; Executive
                                                                Vice President. Chief Administrative Officer and
                                                                Director of American Skandia Advisory Services, Inc.

William V. Healey              Executive Vice President       Executive Vice President, and Chief Legal Officer, PI;
                                 and Chief Legal Officer        Vice President and Associate General Counsel,
                                                                Prudential; Senior Vice President, Chief Legal
                                                                Officer and Secretary, PIMS; Executive Vice President
                                                                and Chief Legal Officer of American Skandia
                                                                Investment Services, Inc.; Executive Vice President
                                                                and Chief Legal Officer of American Skandia Fund
                                                                Services, Inc.; Executive Vice President and Chief
                                                                Legal Officer of American Skandia Advisory Services,
                                                                Inc.

NAME AND ADDRESS               POSITION WITH PI                               PRINCIPAL OCCUPATIONS
----------------               ----------------                               ---------------------
Keithe L. Kinne                Executive Vice President       Executive Vice President, PI. Executive Vice President
                                                                and Director of American Skandia Investment Services,
                                                                Inc., and Executive Vice President and director of
                                                                American Skandia Advisory Services, Inc.

Kevin B. Osborn                Executive Vice President       Executive Vice President, PI; Executive Vice President
                                                                and Director of American Skandia Investment Services,
                                                                Inc., and Executive Vice President and Director of
                                                                American Skandia Advisory Services, Inc.

Stephen Pellelire              Executive Vice President       Executive Vice President, PI

Judy A. Rice                   Officer in Charge,             Office-in-Charge, President, Chief Executive Officer
                                 President, Chief               and Chief Operating Officer, PI; Officer-in-Charge,
                                 Executive Officer and          Director, President, Chief Executive Officer and
                                 Chief Operating Officer        Chief Operating Officer of American Skandia
                                                                Investment Services, Inc., Officer-in-Charge,
                                                                Director, President and Chief Executive Officer of
                                                                American Skandia Fund Services, Inc.,
                                                                Officer-in-Charge, Director, President, Chief
                                                                Executive Officer and Chief Operating Officer of
                                                                American Skandia Advisory Services, Inc.

Philip N. Russo                Executive Vice President,      Executive Vice President, Chief Financial Officer and
                                 Chief Financial Officer        Treasurer, PI; Director of Jennison Associates, LLC;
                                 and Treasurer                  Executive Vice President and Director of American
                                                                Skandia Investment Services, Inc. and Executive Vice
                                                                President and Director of American Skandia Advisory
                                                                Services, Inc.

Lynn M. Waldvogel              Executive Vice President       Executive Vice President, PI; Chief Financial Officer
                                                                and Director of American Skandia Fund Services, Inc.;
                                                                Executive Vice President, Chief financial Officer and
                                                                Director of American Skandia Advisory Services, Inc.


     (b) Jennison Associates LLC (Jennison)

     See "How the Fund is Managed--Investment Adviser" in the Prospectus constituting Part A of this Registration Statement and "Investment Advisory and Other Services" in the Statement of Additional Information constituting Part B of this Registration Statement.


     The business and other connections of Jennison's directors and principal executive officers are set forth below. Except as otherwise indicated, the address of each person is 466 Lexington Avenue, New York, New York 10017.



NAME AND ADDRESS                         PRINCIPAL OCCUPATION
----------------                         --------------------
Dennis M. Kass                           Director, Chairman and Chief Executive Officer, Jennison. Director and Vice
                                           President, Prudential Investment Management, Inc. ("PIM"). Director,
                                           Prudential Trust Company.

Spiros Segalas                           Director, President and Chief Investment Officer, Jennison.

Michael A. Del Balso                     Director and Executive Vice President, Jennison.

Karen E. Kohler                          Director and Executive Vice President, Jennison.

Kathleen A. McCarragher                  Director and Executive Vice President, Jennison.

Mary-Jane Flaherty                       Director, Jennison. Managing Director--Strategic Initiatives, PIM. Director
Gateway Center Three, 15th Floor           and Vice President, Prudential Asset Management Holding Company ("PAMHC").
100 Mulberry Street
Newark, New Jersey 07102

Philip N. Russo                          Director, Jennison. Director, PIM. Director, PRICOA General Partner Limited.
Gateway Center Three, 15th Floor           Treasurer, PIM Warehouse, Inc. ("PIMW"). Chief Financial Officer,
100 Mulberry Street                        Executive Vice President and Treasurer, PIFM Holdco, Inc. Chief Financial
Newark, New Jersey 07102                   Officer, Executive Vice President and Treasurer, Prudential Investments
                                           LLC. Chief Financial Officer, Prudential Mutual Fund Services LLC, Vice
                                           President and Director, PIM Investments, Inc. ("PIMI"). Vice President
                                           Finance, PIM Foreign Investments, Inc. ("PIMF"). Chief Financial Officer,
                                           Executive Vice President and Director, American Skandia Investment
                                           Services, Incorporated. Chief Financial Officer and Director, American
                                           Skandia Fund Services, Inc. Chief Financial Officer, Executive Vice
                                           President and Director, American Skandia Advisory Services, Inc.

NAME AND ADDRESS                         PRINCIPAL OCCUPATION
----------------                         --------------------
Victor Y. Sim                            Director, Jennison. Vice President Total Compensation, Prudential Financial,
751 Broad Street, 17th Floor               Inc. ("PFI").
Newark, New Jersey 07102

John R. Strangfeld                       Director, Jennison. Vice Chairman, PFI. Director and Chairman, PIM. Director
751 Broad Street, 24th Floor               and President, PAMHC. Director, Chairman and Chief Executive Officer,
Newark, New Jersey 07102                   Prudential Securities Group Inc. Director, Chairman and Chief Executive
                                           Officer, Prudential Equity Group, Inc. Director and Chairman, PIM Global
                                           Financial Strategies, Inc. Director and President, Prudential Capital and
                                           Investment Services, LLC. Chairman, Wachovia Securities, LLC.

Kevin C. Uebelein                        Director, Jennison. Director, Chief Investment Officer, Senior Managing
Prudential Investment                      Executive Officer, Executive Officer, The Gibraltar Life Insurance
  Management (Japan), Inc.                 Company, Ltd. Senior Vice President, PIM. Director, Prudential Investment
Prudential Tower                           Management (Japan), Inc. Director, Asian Infrastructure Mezzanine Capital
2-13-10, Nagata-cho, Chiyoda-ku            Fund.
Tokyo, 100-0014, Japan

Bernard B. Winograd                      Director, Jennison. Director, Chief Executive Officer and President, PIM.
Gateway Center Three, 15th Floor           Director and Vice President, PAMHC. Director and Chairman, PIMW. Director
100 Mulberry Street                        and Chairman, PIC Holdings Limited. Trustee, 745 Property Investments.
Newark, New Jersey 07102                   Executive Vice President, Prudential Investment Management Services LLC.
                                           Director and President, PIMI. President, PIMF. Signatory Second Vice
                                           President, The Prudential Insurance Company of America.


ITEM 27. PRINCIPAL UNDERWRITERS

     (a) Prudential Investment Management Services LLC (PIMS)


     PIMS is distributor for Cash Accumulation Trust, COMMAND Money Fund, COMMAND Government Fund, COMMAND Tax-Free Fund, Dryden Ultra Short Bond Fund, Nicholas-Applegate Fund, Inc., (Nicholas-Applegate Growth Equity Fund), Dryden California Municipal Fund, Strategic Partners Equity Fund, Inc., Prudential Europe Growth Fund, Inc., Dryden Global Total Return Fund, Inc., Dryden Government Income Fund, Inc., Dryden Government Securities Trust, Dryden High Yield Fund, Inc., Dryden Index Series Fund, Prudential Institutional Liquidity Portfolio, Inc., MoneyMart Assets, Inc., Dryden Municipal Bond Fund, Dryden Municipal Series Fund, Dryden National Municipals Fund, Inc., Jennison Natural Resources Fund, Inc., Prudential Pacific Growth Fund, Inc., Strategic Partners Real Estate Securities Fund, Jennison Sector Funds, Inc., Dryden Short-Term Corporate Bond Fund, Inc., Jennison Small Company Fund, Inc., Dryden Tax-Free Money Fund, Inc., Dryden Tax-Managed Funds, Dryden Tax-Managed Small-Cap Fund, Inc., Prudential Total Return Bond Fund, Inc., Jennison 20/20 Focus Fund, Jennison U.S. Emerging Growth Fund, Inc., Jennison Value Fund, Prudential World Fund, Inc., Special Money Market Fund, Inc., Strategic Partners Asset Allocation Funds, Strategic Partners Opportunity Funds, Strategic Partners Style Specific Funds, The Prudential Investment Portfolios, Inc. and The Target Portfolio Trust.

     PIMS is also distributor of the following unit investment trusts: Separate Accounts; Prudential's Gibraltar Fund, Inc. The Prudential Variable Contract Account-2, The Prudential Variable Contract Account-10, The Prudential Variable Contract Account-11, The Prudential Variable Contract Account-24, The Prudential Variable Contract GI-2, The Prudential Discovery Select Group Variable Contract Account, The Pruco Life Flexible Premium Variable Annuity Account, The Pruco Life of New Jersey Flexible Premium Variable Annuity Account, The Prudential Individual Variable Contract Account and The Prudential Qualified Individual Variable Contract Account.


     (b) Information concerning the officers and directors of PIMS is set forth below.


                                  POSITIONS AND                                          POSITIONS AND
                                  OFFICES WITH                                           OFFICES WITH
NAME(1)                           UNDERWRITER                                            REGISTRANT
-------                           -------------                                          -------------
Edward P. Baird                   Executive Vice President                                  None
213 Washington St.
Newark, NJ 07102

C. Edward Chaplin                 Vice President and Treasurer                              None
751 Broad Street
Newark, NJ 07102

Kenneth J. Schindler              Senior Vice President and Chief Compliance                None
                                    Officer

Robert F. Gunia                   President                                                 Vice President and Director

                                  POSITIONS AND                                          POSITIONS AND
                                  OFFICES WITH                                           OFFICES WITH
NAME(1)                           UNDERWRITER                                            REGISTRANT
-------                           -------------                                          -------------
William V. Healey                 Senior Vice President, Secretary and Chief Legal          None
                                    Officer

Michael J. McQuade                Senior Vice President and Chief Financial Officer         None

David R. Odenath                  Executive Vice President                                  None

Stephen Pelletier                 Executive Vice President                                  None

Scott G. Sleyster                 Executive Vice President                                  None
71 Hanover Road
Florham Park, NJ 07932

Bernard B. Winograd               Executive Vice President                                  None


----------

(1) The address of each person named is Gateway Center Three, 100 Mulberry Street, Newark, New Jersey 07102-4077 unless otherwise noted.

    (c) Registrant has no principal underwriter who is not an affiliated person of the Registrant.


ITEM 28. LOCATION OF ACCOUNTS AND RECORDS

     All accounts, books and other documents required to be maintained by
Section 31(a) of the 1940 Act and the Rules thereunder are maintained at the offices of State Street Bank and Trust Company, One Heritage Drive, North Quincy, Massachusetts 02171, Jennison Associates LLC, 466 Lexington Avenue, New York, New York 10017, the Registrant, Gateway Center Three, 100 Mulberry Street, Newark, New Jersey 07102-4077 and Prudential Mutual Fund Services, LLC, 194 Wood Avenue South, Iselin, New Jersey 08830. Documents required by Rules 31a-1(b)(5),
(6), (7), (9), (10) and (11) and 31a-1(f) and Rules 31a-1(b)(4) and (11) and
31a-1(d) will be kept at Gateway Center Three, 100 Mulberry Street, Newark, New Jersey 07102-4077 and the remaining accounts, books and other documents required by such other pertinent provisions of Section 31(a) and the Rules promulgated thereunder will be kept by State Street Bank and Trust Company and Prudential Mutual Fund Services LLC.

ITEM 29. MANAGEMENT SERVICES

     Other than as set forth under the captions "How the Fund is Managed--Manager", "How the Fund is Managed--Investment Adviser" and "How the Fund is Managed--Distributor" in the Prospectus and the caption "Investment Advisory and Other Services" in the Statement of Additional Information, constituting Parts A and B, respectively, of this Post-Effective Amendment to the Registration Statement, Registrant is not a party to any management-related service contract.

ITEM 30. UNDERTAKINGS

     Not applicable.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act and the Investment Company Act, the Fund certifies that it meets all of the requirements for effectiveness of this Registration Statement under Rule 485(b) under the Securities Act and has duly caused this Amendment to the Registration Statement to be signed by the undersigned, duly authorized, in the City of Newark, and the State of New Jersey, on the 26th day of November, 2003.

                                     JENNISON SMALL COMPANY FUND, INC.


                                     By:   /s/   JUDY A. RICE
                                        ----------------------------------------
                                           /s/   Judy A. Rice, President


     Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated.


             SIGNATURE                  TITLE                                            DATE
             ---------                  -----                                            ----
                 *
------------------------------------    Director
        David E. A. Carson

                 *
------------------------------------    Director
         Robert E. La Blanc

                 *
------------------------------------    Director
          Robert F. Gunia

                 *
------------------------------------    Director
      Douglas H. McCorkindale

                 *
------------------------------------    Director
          Stephen P. Munn

                 *
------------------------------------    Director
        Richard A. Redeker

                 *
------------------------------------    Director
            Judy A. Rice

                 *
------------------------------------    Director
           Robin B. Smith

                 *
------------------------------------    Director
         Stephen Stoneburn

                 *
------------------------------------    Director
         Clay T. Whitehead

                 *
------------------------------------    Treasurer and Principal Financial and
           Grace C. Torres                Accounting Officer


*By: /s/ MARGUERITE E.H. MORRISON
------------------------------------
     Marguerite E.H. Morrison                                                      November 26, 2003
     Attorney-in-fact

                        JENNISON SMALL COMPANY FUND, INC.
                                  EXHIBIT INDEX



EXHIBIT
NUMBER                               DESCRIPTION
------                               -----------
       (a) (7) Articles of Amendment dated September 22, 2003.*

           (8) Articles of Amendment and Restatement dated November 24, 2003.*

       (b) (2) Amended and Restated By-Laws dated July 17, 2003.*

       (h) (3) Amendment to Transfer Agency Agreement dated September 4, 2002.*

       (j) Consent of Independent Auditors.*

       (n) (3) Amended and Restated Rule 18f-3 Plan dated July 25, 2003.*

       (q) (1) Power of Attorney dated August 1, 2003.*

           (2) Powers of Attorney dated August 1, 2003.*


----------

  *Filed herewith.